
11007673

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TORM

ANNUAL REPORT 2010

CONTENTS









COMPANY INFORMATION

NAME AND ADDRESS: TORM A/S · TUBORG HAVNEVEJ 18 · DK-2900 HELLERUP · DENMARK · TEL.: +45 3917 9200 · WWW.TORM.COM · FOUNDED: 1889 · CVR: 22460218 ·

CHAIRMAN AND CEO STATEMENT

TORM strengthened and streamlined the organisation and formulated a new strategic foundation in 2010. The financial result for 2010 was marked by the difficult conditions in the product tanker market due to the ample tonnage supply. Despite the challenges that TORM faced during 2010, the Company delivered earnings above market levels and secured customer relationships.

Financially, 2010 was a challenging year with a loss before tax prior to impairment charge and vessel sale adjustment of USD 85 million, which is in line with the revised forecast of 4 November 2010. After impairment charge on TORM's investment in FR8 of USD 35 million and a loss of USD 16 million from the sale of two newbuildinngs with delivery in 2011, profit before tax amounted to USD -136 million.

The result is not satisfactory, but a result of the product tanker freight rates not having improved to the extent anticipated at the beginning of the year and still being at a low level seen in a long-term perspective. By leveraging scale benefits TORM secured effective fleet utilisation with the above market earnings as a result. The dry bulk market was volatile throughout 2010, but at a generally higher level than in 2009. During the year, TORM reduced its dry bulk fleet by two vessels sold in 2009 with delivery to the buyers in the first quarter of 2010.

TORM has in 2010 delivered the efficiency programme "Greater Efficiency Power" initiated end 2008 with on-target annual savings of USD 50 million. In 2011, the Company will deliver further USD 10 million cost savings in line with TORM's strategy to improve efficiency.

2010 was an eventful year for TORM as the Company ran an extensive strategy process to formulate its strategy given the changed market conditions and possibilities. This process has been led by the new Management team, headed by the new CEO Jacob Meldgaard. As an integral part of the process, the cooperation between the Board of Directors and the Management has been clarified and improved implying a strengthened corporate governance.

TORM's new strategy is based on four guiding cornerstones: Customers, Leadership, Resilience and Sophistication anchored in TORM's fundamental values: Entrepreneurship, Professionalism and Respect. TORM remains committed to the product tanker segment and believes in a gradual recovery in this market. In the bulk segment, TORM will expand its operation into becoming an integrated freight service provider to primarily industrial customers.

During 2010, a number of senior employees resigned from TORM, and pool partners representing 14 vessels left TORM's total operated fleet of approximately 140 vessels. TORM and its employees managed this situation with professionalism and with no customer disruption. This has given TORM the opportunity to renew and strengthen the organisation with a number of senior employees, not only filling the vacant positions, but also taking up new roles to deliver on the strategy and new targets given the changed market conditions.

TORM has a fully funded order book. In December 2010, the Company made a new financing agreement of USD 59 million for the Company's two Kamsarmax newbuildings with delivery in 2012 and 2013. Following this agreement, TORM's cash and undrawn credit facilities totalled approximately USD 351 million, and the remaining CAPEX relating to the order book amounted to USD 258 million at 31 December 2010. TORM has a range of initiatives including refinancing of existing loan facilities which will add further to funding available.



Chairman of the Board N. E. Nielsen and CEO Jacob Meldgaard

TORM remains committed to Corporate Social Responsibility (CSR) and has integrated CSR in the new business strategy. This secures CSR awareness in the organisation and in the way TORM conducts its business.

The threat of piracy was also in 2010 an area of concern in the Gulf of Aden and off the coast of Somalia and Kenya. In 2010, two TORM vessels were subject to piracy attacks: TORM Ragnhild in April, while passing through the Gulf of Aden, and later in November TORM Kansas was attacked off the coast of Mombasa in Kenya. Piracy remains a serious threat, which was evidenced again in January 2011 when TORM Kristina was attacked in the Indian Ocean.

TORM does everything in its power to avoid pirate attacks and maintains extensive security instructions for vessels sailing in these areas. These instructions are regularly adjusted and updated according to the situation. Meanwhile, TORM continues, in collaboration with the Danish Shipowners' Association, Intertanko and the IMO, to seek a long-term political solution to the problem.

2011 will be an exciting year for TORM, as the Company embarks to fulfil the new strategy. The economic recession is over, but it is difficult to predict when market trends for product tankers will turn around conclusively.

The forecast for the 2011 financial result is subject to considerable uncertainty as only 24% of the total earning days for 2011 were fixed as of 31 December 2010. For the full year 2011, TORM forecasts a loss before tax is USD 100-125 million.

Considering the financial result in 2010 and the outlook for 2011, the Board of Directors recommends not to pay out dividends for the financial year 2010.

TORM's long-term ambition remains to consolidate the Company's position as a leading product tanker operator in the world and become an integrated freight service provider in the bulk segment. The Board of Directors and the Executive Management, CEO Jacob Meldgaard and CFO Roland M. Andersen, will together with the TORM organisation have to steer TORM through a market that remains difficult, while further developing the Company's strategy.

The Board of Directors and the Executive Management would like to thank all employees at sea and on land for their great efforts in a difficult year.

TORM would also like to thank the shareholders and all other stakeholders for their support and interest in the Company.

FIVE-YEAR KEY FIGURES

USD million

INCOME STATEMENT	2010	2009	2008	2007	2006
Revenue	856	862	1,184	774	604
Time charter equivalent earnings (TCE)	561	633	906	604	454
Gross profit	180	243	538	334	270
EBITDA	97	203	572	288	301
Operating profit (EBIT)	80	50	446	199	242
Financial items	-57	-69	-86	605	-1
Profit/(loss) before tax	-136	-19	360	804	241
Net profit/(loss) for the year	-135	-17	361	792	235
Net profit/(loss) for the year excl. impairment charge	-100	3	361	792	235
BALANCE SHEET					
Non-current assets	2,984	2,944	2,913	2,703	1,970
Total assets	3,286	3,227	3,317	2,959	2,089
Equity	1,115	1,247	1,279	1,081	1,281
Total liabilities	2,171	1,981	2,038	1,878	808
Invested capital	2,987	2,926	2,822	2,618	1,300
Net interest-bearing debt	1,875	1,683	1,550	1,548	663
Cash and cash equivalents	120	122	168	105	32
CASH FLOW					
From operating activities	-1	116	385	188	232
From investing activities,	-187	-199	-262	-357	-118
thereof investment in tangible fixed assets	-254	-289	-378	-252	-246
From financing activities	186	37	-59	242	-239
Total net cash flow	-2	-46	63	73	-125
KEY FINANCIAL FIGURES *)					
Gross margins:					
TCE	65.5%	73.4%	76.5%	78.0%	75.2%
Gross profit	21.0%	28.2%	45.4%	43.2%	44.7%
EBITDA	11.3%	23.5%	48.3%	37.2%	49.8%
Operating profit	9.3%	5.8%	37.7%	25.7%	40.1%
Return on Equity (RoE)	-11.4%	-1.3%	30.6%	67.1%	21.5%
Return on Invested Capital (RoIC) **)	2.7%	1.7%	16.4%	10.2%	19.5%
Equity ratio	33.9%	38.6%	38.6%	36.5%	61.3%
Exchange rate USD/DKK, end of period	5.61	5.19	5.28	5.08	5.66
Exchange rate USD/DKK, average	5.62	5.36	5.09	5.44	5.95
SHARE-RELATED KEY FIGURES *)					
Earnings per share, EPS (USD)	-2.0	-0.3	5.2	11.4	3.4
Diluted earnings per share, EPS (USD)	-2.0	-0.3	5.2	11.4	3.4
Cash flow per share, CFPS (USD)	0.0	1.7	5.6	2.7	3.3
Proposed dividend per share (USD) ***)	0.00	0.00	0.76	0.89	1.02
Proposed dividend per share (DKK)	0.00	0.00	4.00	4.50	5.75
Extraordinary dividend per share (DKK)	0.00	0.00	4.50	27.50	0.00
Share price in DKK, end of period (per share of DKK 5 each)	39.7	50.7	55.5	178.2	186.0
Number of shares, end of period (million)	72.8	72.8	72.8	72.8	72.8
Number of shares (excl. treasury shares), average (million)	69.3	69.2	69.2	69.2	69.4

*) Key figures are calculated in accordance with the recommendations from the Danish Society of Financial Analysts. The comparative figures are restated to reflect the change in the denomination of the Company's shares from DKK 10 per share to DKK 5 in May 2007.

**) Return on Invested Capital. Defined as: Operating profit divided by average Invested capital, defined as average of beginning and ending balances of (equity plus Net interest bearing debt less Non-operating assets).

***) Proposed dividend per share has been translated into USD by using the USD/DKK exchange rate at year end for the year in question.

2010 HIGHLIGHTS

TORM posted a loss before tax of USD 85 million for 2010 prior to impairment charge and vessel sale adjustment, in line with the latest forecast. "Fleet optimisation and effective utilisation of scale benefits secured earnings above market benchmarks, but the result is not satisfactory," CEO Jacob Meldgaard states.

- The result before tax in 2010 was a loss of USD 136 million. The result was impacted by an impairment charge of USD 35 million relating to the Company's investment in FR8 and a loss of USD 16 million from the sale of the two Kamsarmax dry bulk newbuildings previously announced to be recognised in the first quarter of 2011. However, the new owners took delivery in early 2011 and the loss was recognised in 2010.
- In 2010, the Tanker Division's earnings were negatively impacted by continued low freight rates. The tanker market was marked by the ample tonnage supply in 2010, and demand was negatively impacted by general absence of arbitrage opportunities, limited use of vessels for floating storage in the second half of 2010 and a general low gasoline consumption in the USA.
- The bulk freight rates were volatile in 2010, but this volatility had limited impact on TORM's earnings due to the Company's high coverage.
- The result for 2010 was positively impacted by USD 2 million net gain from sale of vessels.This consists of a profit of USD 18 million from the sale of two dry bulk carriers, sold during the fourth quarter of 2009 but delivered to the new owners in 2010, and a loss of USD 16 million from the sale of two Kamsarmax dry bulk newbuildings with delivery in 2011.
- TORM's efficiency programme "Greater Efficiency Power" has in line with projections resulted in cost savings of USD 50 million in 2010 compared to 2008 operating levels, corresponding to approximately 20%.
- In December 2010, TORM entered into a financial agreement of USD 59 million for the Company's two Kamsarmax newbuildings with delivery in 2012 and 2013. Following this, TORM's cash and undrawn credit facilities totalled USD 351 million at 31 December 2010. CAPEX remaining for the order book amounted to USD 258 million. TORM has a number of initiatives including refinancing of existing loan facilities which will add further to cash and funding available.
- As of 31 December 2010, equity amounted to USD 1,115 million (DKK 6,260 million), corresponding to USD 16.1 per share (DKK 90.3) excluding treasury shares, giving TORM an equity ratio of 34%.
- TORM calculates the long-term earnings potential of its fleet based on discounted expected future cash flows in accordance with IFRS. The calculated value of the fleet as of 31 December 2010 supports book values.
- As of 31 December 2010, 16% of the total earning days in the Tanker Division for 2011 had been covered at a rate of USD/day 16,103 and 73% of the total earning days in the Bulk Division at a rate of USD/day 16,896.
- Due to continued adverse market conditions TORM forecasts a loss before tax of USD 100-125 million for the full year 2011. As 30,949 earning days are unfixed at year-end 2010, a change in freight rates of USD/day 1,000 impacts profit before tax by USD 31 million. The forecast includes a loss of USD 6 million from the announced sale of the MR product tanker, Faja de Oro. The loss will be recognised in the first quarter of 2011 upon delivery of the vessel to the new owner.
- The Board of Directors recommends that no dividend will be distributed for the year 2010.

OUTLOOK 2011

For 2011, TORM forecasts a loss before tax of USD 100-125 million. As 30,949 earning days are unfixed at year-end 2010, a change in freight rates of USD/day 1,000 impacts profit before tax by USD 31 million.

As of 31 December 2010, 16% of the total earning days in the Tanker Division had been covered for 2011 at an average rate of USD/day 16,103 against 31% at an average of USD/day 19,898 at the same time in 2009.

As of 31 December 2010, 73% of the total earning days in the Bulk Division had been covered for 2011 at an average rate of USD/day 16,896 against 71% at an average of USD/day 18,100 at the same time in 2009.

As of 31 December, the interest-bearing debt totalled USD 1,962 million, of which 55% had been fixed for 2011 at an average fixed interest rate of 2.9% including the margin.

For 2011, TORM forecasts a loss before tax of USD 100-125 million.

The forecast for 2011 includes a loss of USD 6 million from the sale of the MR product tanker, Faja de Oro. The loss will be recognised in the first quarter of 2011 upon delivery of the vessel to the new owner.

The most important factors for TORM's earnings in 2011 are:

- Economic growth in the world economies
- Consumption of refined oil products
- Oil trading activity and developments in tonnes/miles
- Commodities transport, in particular iron ore, coal and to some extent grain
- Fleet growth from addition of vessels, scrapping of vessels and delays to deliveries from the vessel order book
- One-off market shaping events such as strikes, embargoes, blockage of waterways, instability in the oil exporting countries, weather conditions, breakdown of refineries, etc.
- Potential difficulties of major business partners

The table below shows the effect that variations in the expected freight rates for product tankers and bulk carriers respectively will have on profit before tax for 2011. A change in freight rates of USD/day 1,000 impacts profit before tax by USD 31 million. The estimate is based on the fact that 76% of the earning days in 2011, equal to 30,949 days, were unfixed at 31 December 2010.

2011 NET PROFIT SENSITIVITY TO CHANGE IN FREIGHT RATES

	Change in freight rates (USD/day)			
USD million	-2,000	-1,000	1,000	2,000
LR2	-8	-4	4	8
LR1	-16	-8	8	16
MR	-30	-15	15	30
SR	-6	-3	3	6
Tanker Division	-60	-30	30	60
Bulk Division	-2	-1	1	2
TOTAL	**-62**	**-31**	**31**	**62**

COVERED AND CHARTERED IN DAYS AS OF 31 DECEMBER 2010

	2011	2012	2013	2011	2012	2013
		Owned days				
LR2	4,679	4,732	4,719			
LR1	2,543	2,550	2,543			
MR	14,324	15,240	15,613			
SR	3,951	4,004	3,993			
Tanker Division	25,497	26,526	26,868			
Panamax	728	769	1,423			
Handymax	-	-	-			
Bulk Division	728	769	1,423			
Total	**26,225**	**27,295**	**28,291**			
		T/C in days			T/C in costs (USD/day)	
LR2	-	-	-	-	-	-
LR1	6,042	4,819	2,976	21,496	21,909	23,882
MR	3,455	3,092	2,849	16,740	16,165	15,928
SR	-	-	-	-	-	-
Tanker Division	9,497	7,911	5,827	19,766	19,664	19,993
Panamax	4,344	4,340	4,142	15,436	15,894	16,200
Handymax	742	694	363	16,756	16,859	15,995
Bulk Division	5,086	5,034	4,505	15,629	16,027	16,184
Total	**14,583**	**12,945**	**10,332**	**18,323**	**18,250**	**18,332**
		Total days			Covered days	
LR2	4,679	4,732	4,719	767	130	-
LR1	8,585	7,369	5,521	1,241	532	365
MR	17,779	18,322	18,462	2,543	403	-
SR	3,951	4,004	3,993	1,063	40	-
Tanker Division	34,994	34,437	32,695	5,614	1,106	365
Panamax	5,072	5,109	5,565	3,045	430	-
Handymax	742	694	363	1,200	606	606
Bulk Division	5,814	5,803	5,928	4,245	1,036	606
Total	**40,808**	**40,240**	**38,623**	**9,859**	**2,142**	**971**
		Coverage %			Coverage rates (USD/day)	
LR2	16%	3%	0%	22,961	22,962	-
LR1	14%	7%	7%	16,652	17,495	15,690
MR	14%	2%	0%	14,420	15,353	-
SR	27%	1%	0%	14,540	15,112	-
Tanker Division	16%	3%	1%	16,103	17,272	15,690
Panamax	60%	8%	0%	16,934	21,322	-
Handymax	162%	87%	167%	16,801	17,000	17,000
Bulk Division	73%	18%	10%	16,896	18,794	17,000
Total	**24%**	**5%**	**3%**	**16,444**	**18,008**	**16,508**

Fair value of freight rate contracts that are mark-to-market in the income statement (USD million):

Contracts not included above	0.0
Contracts included above	-0.2

Notes

Actual number of days can vary from projected number of days primarily due to vessel sales and delays of vessel deliveries.

T/C in costs do not include potential extra payments from profit split arrangements.

2011 OUTLOOK FOR THE TANKER DIVISION

2011 is expected to be a challenging year, as the product tanker market is still recovering from the tonnage influx in 2008-2010, which has led to a situation with ample tonnage supply. Going forward, TORM expects that increasing oil consumption and reduced tonnage additions will gradually improve market conditions.

Scrapping of existing tonnage and possible postponement of newbuildings may impact rates positively. TORM generally expects rates to recover gradually over the year and to be higher than in both 2009 and 2010.

The forecast is based on the currently expected earning days given the current commitments in respect of newbuildings and time charter deliveries.

As in previous years, TORM does not publish its forecast of freight rates, but provides the market expectations as of 1 March 2011.

2011 OUTLOOK FOR THE BULK DIVISION

TORM expects that the dry bulk market in 2011 will be negatively impacted by the significant influx of new tonnage across segments. The freight rates are expected to remain volatile due to the tonnage influx and the dry bulk market's significant dependency on China coupled with the seasonal demand fluctuations.

TORM expects to expand its dry bulk business to become an integrated freight service provider to primarily industrial customers. A new approach where contracts of affreightments will be complemented by chartering in of tonnage.

The forecast is based on the currently expected earning days given the current agreements in respect of newbuildings and time charter deliveries and projected activity increase from becoming an integrated service provider.

As in previous years, TORM does not publish its forecast of freight rates, but provides the market expectations as of 1 March 2011.

TCE RATES IN THE FORWARD CONTRACT MARKET FOR THE PRODUCT TANKER AND THE BULK SEGMENTS AS OF 1 MARCH 2011

USD/day	2010 Realised	2011 Q1	2011 Q2	2011 Q3	2011 Q4
LR2	17,573	-	-	-	-
LR1	14,599	8,506	9,757	12,407	13,271
MR	13,326	12,497	9,986	9,652	10,296
SR	15,024	-	-	-	-
Panamax	19,184	16,625	17,675	15,175	15,250
Handymax	11,919	16,000	16,250	14,000	13,750

There is no efficient forward SWAP market for LR2 and SR vessels.
Source: IMAREX

Typically TORM has outperformed the forward contract market for product tankers due to the Company's fleet size.



SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management's examination of historical operating trends, data contained in our records and other data available from third parties.

Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K. See page 30 in the Annual Report.

STRATEGY

TORM is committed to reinforce its position as a leading global shipowner and operator in the product tanker segment and to expand the bulk business profitably. TORM has strengthened the platform for new profitability around four cornerstones: Customers, Leadership, Resilience, and Sophistication.

In 2010, TORM reviewed the business model and developed a new strategic platform named "Changing Trim" that charters the course for resilience and new profitability. The platform is focused on balancing TORM's business optimally and on securing that the Company is ready to cope with the cyclical nature of the market at any time.

The strategic focus for TORM remains on the product tanker and dry bulk segments, where TORM will continuously optimise earnings with a flexible approach between trading and shipowning activities. To support these activities, the Company will further develop its strategic risk management approach to monitor risk and return profiles.

The foundation for the new platform has four cornerstones – Customers, Leadership, Resilience and Sophistication – that pervade the Company's portfolio of initiatives.

CUSTOMERS – BRINGING THE CUSTOMERS IN FOCUS

TORM has defined a new joint customer value proposition for the Tanker and Bulk Divisions centred around the customers' needs and requirements for quality. Key parameters are related to offering best-in-class commercial operations around the clock, ensuring that TORM consistently exhibits superior customer handling and is setting the industry standard for quality and Health, Safety, Security and Environment (HSSE). In the latter area, TORM will further leverage its CSR efforts in the daily interactions with customers.

TORM will continue to put the customers first and invest significant efforts into attaining a greater understanding of their needs - an effort which had positive effects already in 2010 and has resulted in a positive trend in the customer satisfaction level. The ambition is to become the preferred carrier across customer groups and forge long-lasting relationships with existing and new customers. As an example of the commitment to customer proximity, TORM will in the coming years expand the commercial footprint geographically.

LEADERSHIP – STRIVING FOR EXCELLENCE

The new platform entails a strong leadership ambition, which is based on world-class shipping competences, entrepreneurship, performance orientation and a global mindset. TORM strives for excellence in leadership by working toward this mindset and behaviour in order to operate as one global company. The Company continuously encourages the employees to entrepreneurship in order to deliver the most professional service to the customers as well as to attract and retain employees from a global talent pool.

RESILIENCE – THE ROAD AHEAD THROUGH CHALLENGING TIMES

The shipping market is characterised by being cyclical, and the product tanker market is currently experiencing rates considerably below the historic 10-year average. TORM will continue to bolster its resilience during the adverse market conditions, e.g. by diversifying the funding portfolio while preserving flexibility and liquidity.

TORM has through ambitious cost programmes in 2009 and 2010 reduced OPEX and administrative costs (excl. one-off expenses) by 18% and 26% respectively compared to 2008 operating levels. To maintain its competitive advantage TORM strives to be leading on efficiency and cost competitiveness, e.g. on operational cost per vessel day in the annual peer group benchmarking. TORM pursues this aim without compromising quality.

There is a strong focus on an enhanced Trading and Asset Risk Management approach, which provides processes and tools for on-going risk monitoring and risk management.

SOPHISTICATION – AN ACCELERATED APPROACH TO STRUCTURE AND PROCESSES

Through people and performance management, TORM will develop a more sophisticated level of delivery and processes. An example of the approach in this area is the implementation of a fully integrated, reliable and cost-efficient business IT application platform for commercial, technical and financial systems over the next couple of years. The ambition to be the shipowner setting the industry standard on technical quality is one example of efforts that are supported by TORM's intensive focus on process improvements and integration of systems, procedures and corporate performance management.

BUILD ON POSITION AND STRENGTHS TO POSITION THE TANKER DIVISION TO BENEFIT FROM A RECOVERY

The Tanker Division will strengthen the service offered to customers around quality, flexibility and proximity. For instance, TORM strives to be a carrier approved by all oil majors at all times in order to secure optimal trading flexibility and hence profitability. TORM will also in 2011 expand the commercial footprint by establishing a new office in Brazil.

In the short term, TORM will maintain its fully owned tanker fleet of approximately 75 vessels following delivery of four MR newbuildings in 2011. On the time charter market, TORM will actively look to charter in additional tonnage across the main segments – MR, LR1 and LR2 – to be well-positioned for market recovery. Longer term, TORM will continuously balance and adjust its fleet between owned and time chartered in fleet depending on market outlook.

In 1990, TORM engineered the pool model to achieve scale and provide one-stop shopping for the customers. The pool model has served TORM well for many years. However, the size of TORM's fleet and the wish to move closer to the customers and setting the industry standard on technical quality now call for a redefinition of the model. Going forward, the Tanker Division will enter into strategic partnerships with owners that will complement TORM's service level, customer reach, quality and market approach.

TORM's business model in the product tanker segment remains to be present in the spot market and to take advantage of the volatility. In the short term, TORM will presently not seek higher coverage than the current levels, as the Company is of the opinion that there is a potential upside in the market.

EXPAND BULK BUSINESS PROFITABLY IN ALL MARKET CONDITIONS

TORM has a long and profitable track record as tonnage provider in the bulk segment. In the future, the Company aims to create more value to both customers and shareholders by becoming an integrated freight service provider to primarily industrial customers. Consequently, TORM will actively look to expand the Bulk Division's commercial footprint in existing and new commercial offices around the world.

The Bulk Division has already started to forge close customer relations with the new service offering. For instance, TORM secured a five-year contract of affreightment (COA) with China Nickel Resources, where the Bulk Division will assist an industrial customer in parts of the value chain. In addition to COAs, TORM will be an active derivatives player.

TORM will grow the bulk core fleet across all vessel sizes relevant to the customers, and there will be an increased activity in the time charter market, where a number of long-term time charter vessels with delivery in 2012 and beyond will be chartered in to support the new business model.

TORM will seek to have high coverage in the Bulk Division, and the targeted coverage for the next 12 months rolling is more than 75% for the core fleet of owned and time charter vessels. The Bulk Division will actively seek cover using the spot market, re-letting time charters and/or using derivative instruments to minimise the exposure to the market risks.

In short, the new business model for the Bulk Division is focused on creating a positive margin in all market conditions.

SHIPOWNING AND S&P DIVISION – LEVERAGE RELATIONS AND EXPERIENCE TO BECOME A LEADING ASSET PLAYER

There is segregation between asset management and trading within TORM. The Shipowning and S&P Division is responsible for TORM's tonnage procurement in the areas of newbuildings, sale & purchase (S&P) and time charter projects. TORM will continue to be in close dialogue with shipyards and brokers for trading opportunities that support the Company's overall strategy. For instance, it is an integral part of TORM's service offering to operate a young and modern fleet. Consequently TORM will dispose of tonnage that is considered obsolete.

TORM aims to forge even closer partnerships with shipyards in Japan, South Korea and China to obtain advantageous treatment and support the focused growth in the Tanker and Bulk Divisions.

TORM will in the coming years seek to explore the windows of opportunities from the cyclical market conditions and take a flexible approach to owned and time charter tonnage.

The goal of the revised approach is to become a leading asset player and create value through optionality.

TANKER DIVISION

The freight rates in th product tanker market did not recover to the anticipated level in 2010. The Tanker Division started the year with a relatively low charter coverage and the result is therefore affected by the low freight rates that persisted in 2010.

The global economy showed signs of improvement during 2010 as the world recovered from the financial crisis. This made oil consumption rebound compared to 2009. However, due to a continued influx of new tonnage and a continued weak US economy, the product tanker market remained at a low level through most of 2010. During 2010, the global fleet grew by 8%, measured in MR equivalents (source: Inge Steensland AS Shipbrokers).

On average, 2010 freight rates were in line with 2009. Due to a lower coverage of earning days compared to 2009, TORM's product tanker earnings were lower in 2010 than in the previous year. Operating profit for the year was USD -47 million, which is not satisfactory.

In the first quarter of 2010, the larger vessels (LRs) were positively impacted by continued naphtha demand in the Far East. This was partly offset by discharging of vessels from floating storage. The MR segment benefited from the cold winter in the Northern Hemisphere, which increased demand for heating oil.

Going into the second quarter of 2010, freight rates decreased due to the effect of seasonal refinery maintenance and continued influx of new tonnage as well as a reduction in the number of vessels used as floating storage. Alternative cargoes such as vegetable oil to China and Europe were not sufficient to support the freight rates. In late June and early July, the transatlantic trading route was strengthened significantly due to the opening of gasoline arbitrage from Europe to the USA, disruptions in the Brazilian refinery sector and few available vessels on the European continent.

This positive trend ceased in the third quarter where ample tonnage supply, absence of general arbitrage opportunities and no use of floating storage resulted in lower freight rates. The larger LR vessels were furthermore negatively impacted by a weak crude market and therefore the vessels sought occupation in the clean market.

Towards the end of the year, the eastern markets continued to be low, especially impacting the earnings of the LR vessels. The western market strengthened for a short period in December as the gasoline arbitrage between Europe and the USA opened again, leading to increasing MR freight rates.

The Tanker Division took delivery of five MR newbuildings from Guangzhou Shipyard International (GSI), but did not contract any newbuildings during 2010. TORM acquired the remaining 50% stake in TORM Marina in the fourth quarter of 2010 and has now full ownership of this vessel.

At year-end 2010, TORM owned 69.5 product tankers including the 50% stake in TORM Ugland. In addition, the Company had chartered in 25 vessels and held purchase options on four vessels. Furthermore TORM operates 25 vessels in commercial management or pools.

Prices on second-hand tonnage increased during the first half of 2010 as markets regained confidence in the product tanker market. In the latter part of the year, however, prices slipped back to the levels which were seen in early 2010.

FREIGHT RATES IN THE PRODUCT TANKER MARKET IN 2010

Source: Clarksons



25,000
20,000
15,000
10,000
5,000
0
USD/day
Jan
Apr
Jul
Oct
— Ras Tanura - Chiba Clean 75K avarage - (TC1) - LR2
— Ras Tanura - Chiba Clean 55K avarage - (TC5) - LR1
— Rotterdam - New York (TC2) - MR
— SR

PRICES ON FIVE-YEAR-OLD SECOND-HAND PRODUCT TANKERS IN 2010

Source: Clarksons



50
40
30
20
10
0
USD million
Jan
Apr
Jul
Oct
LR2
LR1
MR
SR

TANKER DIVISION

USD million	2009 Total	2010 Q1	2010 Q2	2010 Q3	2010 Q4	2010 Total
INCOME STATEMENT						
Revenue	745.2	184.1	180.3	200.4	198.1	762.9
Port expenses, bunkers and commissions	-213.5	-59.0	-69.3	-76.4	-89.0	-293.7
Freight and bunker derivatives	-12.0	1.9	-0.5	0.9	1.2	3.5
Time charter equivalent earnings	**519.7**	**127.0**	**110.5**	**124.9**	**110.3**	**472.7**
Charter hire	-163.0	-38.6	-40.3	-45.4	-44.6	-168.9
Operating expenses	-159.0	-38.3	-33.9	-37.8	-38.4	-148.4
Gross profit/(loss) (Net earnings from shipping activities)	**197.7**	**50.1**	**36.3**	**41.7**	**27.3**	**155.4**
Profit/(loss) from sale of vessels	0.0	0.0	0.0	0.0	0.0	0.0
Administrative expenses	-71.7	-16.8	-15.3	-21.8	-16.1	-70.0
Other operating income	7.4	1.7	1.3	0.9	0.9	4.8
Share of results of jointly controlled entities	3.5	1.0	0.6	-0.3	0.1	1.4
EBITDA	**136.9**	**36.0**	**22.9**	**20.5**	**12.2**	**91.6**
Depreciation and impairment losses	-126.1	-34.4	-33.7	-34.4	-36.2	-138.7
Operating profit (EBIT)	**10.8**	**1.6**	**-10.8**	**-13.9**	**-24.0**	**-47.1**

TANKER DIVISION – DEMAND AND SUPPLY

TORM estimates that the demand and supply balance in the product tanker market will improve over the 2013 horizon. This is due to a combination of limited newbuilding orders and an expected favourable macroeconomic development with increasing oil demand and need for transportation.

TORM's demand and supply model is a marginal model. The model describes the market for LR2, LR1 and MR tonnage, whereas the SR vessels are not included. In the model, additions and disposals are translated into MR equivalents to enable comparison by adjusting for vessel size.

DEMAND

Over the 2011-2013 period, TORM estimates that the total demand will increase by 403 MR equivalents.

The forecast is based on various factors such as an expansion of the refinery capacity remote from consumption areas, changes to transport patterns, an increase in global oil demand, an increase in the number of port days and arbitrage shipping.

REFINERY CAPACITY AND TRANSPORTATION

The total refinery capacity in the world is estimated to grow by 7.3 million barrels/day or 8% over the 2011-2013 period. The majority of the additions are located in Asia, including India and the Middle East. A significant part of the above production is expected to be transported by product tankers, mainly to the USA, Europe and other markets in the local region where demand outpaces local refinery capacity (source: TORM).

TORM anticipates the following major changes to refined oil product transportation patterns (source: TORM research):

- A decrease in transportation of gasoline from Europe to the USA while diesel from the USA to Europe will remain and US exports to South America will grow
- An increase in transportation from the Arabian Gulf to South East Asia and China (e.g. naphtha and gasoil), but declining trade to Japan
- An increase in the amount of products to North Africa, the USA and Europe, mainly from India
- A decline in trade from China to the Arabian Gulf (e.g gasoline)
- Increasing trade to West Africa from the USA, Europe and the Arabian Gulf

In total, TORM estimates that refinery expansions and changes in transport patterns correspond to an increase in demand of 206 MR units over the 2011-2013 period.

INCREASE IN OIL DEMAND

Oil demand is expected to increase by some 2% or 1.5 million barrels/day to 88.0 million barrels/day in 2011 (source: EIA). In the following years, 2012 and 2013, oil demand is expected to grow by 1.6% p.a. The non-OECD areas, especially China, the Middle East and Brazil, are expected to be the areas with the strongest growth in oil demand.

The expected increase in oil demand absorbs 54 MR units.

NUMBER OF PORT DAYS

Operating data for TORM's fleet indicate an increase in the number of vessel days spent in ports. The increase in port days is due to the global fleet outgrowing port capacity. Going forward, TORM anticipates that the port days will increase in line with the increasing oil demand.

DEMAND AND SUPPLY 2011-2013


Source: TORM


Demand
Supply
Number of vessels*
500
250
0
206
54
68
75
403
258
72
74
40
40
404
Refinery and transportation
Growth in oil demand
Increasing port days
Arbitrage
Total demand increase
Swing factors
Total supply increase
Phase-out of older vessels and single hulls
LR1 and LR2 into dirty market
Est. cancellations
Newordering
Newbuildings

* Converted into standard MR units

The expected increase in the number of port days corresponds to 68 MR units.

ARBITRAGE

Arbitrage exploits the price difference of refined oil products between loading and discharge port and is an important demand factor for product tankers. TORM believes that arbitrage trading will increase over the coming years due to the continued modernisation and specialisation of oil refineries.

The expected increase in arbitrage shipping corresponds to 75 MR equivalents.

SUPPLY

The existing global product tanker fleet at the end of 2010 consisted of a total of 1,522 vessels: 209 LR2 vessels, 305 LR1 vessels and 1,008 MR vessels (source: Inge Steensland AS Shipbrokers).

Over the 2011-2013 period, TORM estimates that the total net supply will increase by 258 MR equivalents.

This estimate is based on the product tanker order book, anticipated cancellations, deferred deliveries of orders, slippage, expected newbuilding orders, product tanker transportation of crude oil as well as the phasing out of older product tankers.

NEWBUILDINGS

At the end of 2010, the order book of product tankers for delivery in 2011-2013 came to 306 vessels, corresponding to 404 MR units: 43 LR2 vessels, 57 LR1 vessels and 206 MR vessels (source: Inge Steensland AS Shipbrokers).

Newordering activity over the 2011-2013 period is expected to equal 40 MR units. Assuming delivery of these in 2013 and a slippage of 30%, this implies approximately the same capacity expansion in 2012 and 2013.

The current gross order book including estimated newbuilding orders corresponds to 444 MR units.

CANCELLATIONS AND POSTPONEMENTS

Following the global financial downturn in 2009, shipyards and shipping companies have cancelled newbuilding orders and generally renegotiated newbuilding contracts. TORM estimates that the cancellations of newbuilding orders will reduce the current global product tanker order book by 10% over the period up to 2013. This assessment is subject to considerable uncertainty. TORM expects that postponements of vessel deliveries or slippage of approximately 30% p.a. will continue to exist in the short term, but no slippage is expected beyond 2013.

The expected cancellation of newbuilding contracts corresponds to 40 MR units.

PRODUCT TANKER TRANSPORTATION OF CRUDE OIL

Approximately a third of the LR2 product tankers and half of the LR1 tankers carry crude oil, despite the fact that these vessels were constructed as product tankers. This will reduce the product tanker order book as this pattern is expected to continue.

Transportation of crude oil by product tankers is expected to absorb 74 MR units.

PHASING OUT OF OLDER AND SINGLE-HULLED VESSELS

International Maritime Organization (IMO) regulations on single-hulled tankers have implied that the majority of these older vessels have been phased out. Older vessels will continuously be phased out, as it is increasingly difficult to trade older tonnage. It is expected that approximately 7% of the existing fleet will be phased out or scrapped in the 2011-2013 period.

The phasing out of older and single-hulled vessels corresponds to 72 MR units.

SWING FACTORS

A central element in understanding the product tanker market is the number of swing factors. Swing factors are by definition unpredictable and can create sudden spikes in the product tanker market. Swing factors are typically major events such as hurricanes, embargoes, wars, political intervention, strikes, blockage of waterways and ports, geographical product shortages and unforeseen disruptions to refinery production. Other important factors are slowsteaming and potential substitution of product tanker tonnage between crude and product transport. The use of product tanker vessels for floating storage purposes as seen in late 2009 was unwound in the first half of 2010 and is also an example of a swing factor.

Other significant uncertainties are related to newbuilding order activity and potential changes to China's import and/or export requirements.

FLEET HISTORY

Source: SSY


No. of vessels
300
250
200
50
100
50
0
1984
1989
1994
1999
2004
2009
2014
LR2
LR1
MR
SR



BULK DIVISION

The dry bulk market remained relatively strong during most of 2010, especially in the Panamax segment where TORM is present. Towards the end of 2010, rates weakened as the challenge from the significant global order book weighed on the market.

The Chinese demand for iron ore and coal coupled with port congestion and logistic constraints leading to longer tonnes/ miles, were the primary market drivers in the dry bulk segment in 2010. The influx of new tonnage was, despite significant slippage, substantial with a net fleet growth in dwt of approximately 15% (source: Drewry).

The dry bulk market remained volatile in 2010, but generally weakened during the year. The market movements had limited impact on the Bulk Division's profit due to a high coverage from the beginning of the year. On average, freight rates in the Panamax segment for 2010 were 35% higher than in 2009. The Bulk Division achieved a satisfactory operating profit of USD 15 million. This includes a net profit from sale of vessels of USD 2 million. This amount consists of a profit of USD 18 million from the sale of TORM Rotna and TORM Charlotte, which were sold in 2009 and recognised in 2010 upon delivery to the new owners, and a loss of USD 16 million from the sale of two Kamsarmax newbuildings with delivery in the first quarter of 2011.

In the first quarter of 2010, the Panamax rates were strong, both in absolute terms and especially compared to the larger Capesize vessels. The increase in Chinese coal and iron ore imports affected the market positively and more than offset the pressure from the record high deliverables of new tonnage of about 16.3 million dwt (source: Drewry).

The second quarter of 2010 began with strong activity within the iron ore, coal and steel markets, with Panamax freight rates peaking in mid-May at around USD/day 38,700. Subsequent price increases for iron ore and coal resulted in decreased imports into China, which could not be offset by increased grain transport from South America. The influx of new tonnage continued during the second quarter with some 18.9 million dwt (source: Drewry). In total, this led to a negative market development in the second part of the quarter.

The third quarter of 2010 was influenced by uncertainty as to Chinese iron ore imports. Positive factors included increased Chinese coal imports and increased demand for US grain due to the failed harvest in Russia. This caused significant fluctuations in freight rates during the quarter. The Panamax rates bottomed out in mid-July at USD/day 16,000 and increased subsequently to USD/day 27,000 in early September.

The fourth quarter of 2010 was soft, although volatile, with Panamax freight rates between USD/day 19,400 and USD/day 14,300. The factors that influenced the market were lack of activity due to historically high commodity prices and logistical disruptions related to weather conditions in Indonesia and Australia.

TORM did not take delivery of or contract any newbuildings during 2010.

At year-end 2010, TORM owned two bulk carriers. In addition, the Company had chartered in 13 vessels on longer time charter agreements (one year or longer). The Company held purchase options on 11 bulk carriers.

By the end of 2010, prices on second-hand tonnage have fallen back to the level prevailing at the beginning of the year.

FREIGHT RATES FOR PANAMAX DRY BULK CARRIERS IN 2010

Source: Clarksons


35,000
28,000
21,000
14,000
7,000
0
USD/day
Jan
Apr
Jul
Oct

PRICES ON FIVE-YEAR-OLD SECOND-HAND PANAMAX DRY BULK CARRIERS IN 2010

Source: Clarksons


45
36
27
18
9
0
USD million
Jan
Apr
Jul
Oct

BULK DIVISION

USD million	2009 Total	2010 Q1	2010 Q2	2010 Q3	2010 Q4	2010 Total
INCOME STATEMENT						
Revenue	117.1	21.4	21.0	25.3	25.5	93.2
Port expenses, bunkers and commissions	-3.9	-0.9	-1.3	-1.0	-1.9	-5.1
Freight and bunker derivatives	0.0	0.0	0.0	0.0	-0.2	-0.2
Time charter equivalent earnings	**113.2**	**20.5**	**19.7**	**24.3**	**23.4**	**87.9**
Charter hire	-57.9	-13.1	-14.1	-15.9	-16.6	-59.7
Operating expenses	-10.5	-1.6	-0.8	-0.8	-0.6	-3.8
Gross profit/(loss) (net earnings from shipping activities)	**44.8**	**5.8**	**4.8**	**7.6**	**6.2**	**24.4**
Profit/(loss) from sale of vessels	33.1	18.2	0.0	0.0	-16.3	1.9
Administrative expenses	-6.5	-1.3	-2.2	-2.7	-2.0	-8.2
Other operating income	0.0	0.0	0.0	0.0	0.0	0.0
EBITDA	**71.4**	**22.7**	**2.6**	**4.9**	**-12.1**	**18.1**
Depreciation and impairment losses	-6.6	-0.6	-0.7	-0.7	-0.7	-2.7
Operating profit (EBIT)	**64.8**	**22.1**	**1.9**	**4.2**	**-12.8**	**15.4**

BULK DIVISION – DEMAND AND SUPPLY

Global economic growth and especially the Chinese economy are critical to demand for transportation of dry bulk commodities. As the number of newbuildings will be substantial, significant cancellations and postponements of the order book are necessary to balance the dry bulk market.

TORM estimates that the fundamental demand for transportation of dry bulk commodities will increase over the 2011-2013 period. However, the significant dry bulk order book is of concern for the Company in the short to medium term.

DEMAND

The total dry bulk demand is expected to increase by 7% p.a. on average over the 2011-2013 period (source: Drewry).

Transportation of iron ore, coal and grain will continue to be essential for the bulk market. These commodities account for approximately 57% of the total volume of transported cargo in 2010 and are anticipated to constitute 59% of the total dry bulk trade by 2013 (source: Drewry).

China is the world's greatest steel producer and accounts for almost half of the global steel production. Therefore China is of major importance to the global dry bulk market, due to the need for iron ore and coal imports.

The remaining dry bulk trade consists of niche trade in bulk commodities such as bauxite, steel products, cement and cement clinkers, wood pellets and fertiliser. While none of these trades represents major market contributors, any positive influence on demand for these commodities can support the general market balance.

TORM does not foresee any major changes in the trading pattern for the major bulk commodities such as iron ore and coal and expects that the dependency on China will continue. The trading within grain products will continuously be influenced by the harvest yield around the world.

The dry bulk market will continue to be impacted by changes to the world price for iron ore and coal as long as China maintains domestic price controls on these commodities.

Port congestion continued in 2010, although at a lower level than in 2009. In 2011 and onwards, TORM expects port congestion to continue and thereby mitigate part of the vessel supply growth.

SUPPLY

TORM expects that the strong fleet growth seen in 2010 will continue in 2011 with a 14% increase in the dry bulk fleet. In the period from 2012 to 2013, a further annual increase of 7% is anticipated (source: Drewry).

The fleet growth will be influenced by conversions, cancellations and slippage in respect of the order book as well as scrapping of existing vessels.

The current order book of dry bulk vessels stands at 269 million dwt at the end of 2010, corresponding to 50% of the existing fleet (source: Drewry).

Even after taking potential changes to the order book into consideration, TORM expects the fleet growth to exceed the demand growth in 2011.




FLEET HISTORY
Source: SSY
No. of vessels
1,600
1,400
1,200
1,000
800
600
400
200
0
1985
1990
1995
2000
2005
2010
2015
Capesize: 100,000+
Panamax: 60-99,999
Handymax: 40-59,999
Handysize: 10-39,999

ORGANISATION – HUMAN RESOURCES

The overall goal for TORM is to achieve a market-driven, high-performance organisation capable of responding and adjusting to customer demands and market changes.

TORM is an organisation with a global reach, operating from five locations around the world. TORM's head office is placed in Denmark, and the organisation is globally represented by offices in the USA, India, the Philippines and Singapore.

TORM's attractiveness as an employer was evidenced in 2010 when recruitment of highly skilled people were made to the new Senior Management Team.

At the end of 2010, TORM employed 318 land-based employees and 2,985 seafarers.

ESTABLISHING EXCELLENT HR CAPABILITIES

Professional performance as well as the competencies and engagement of people work hand in hand. The HR strategy for 2011-2013 aims to attract highly qualified candidates, retain existing employees and to develop these to a best-in-class level in the industry. HR is strategically vested in the business strategy.

The strategic HR focus areas include:

- Leadership development and change management
- Performance management
- Succession planning
- Talent recruitment

LEADERSHIP DEVELOPMENT

At TORM, HR is an integrated part of the organisation. The Company strives for excellence by utilising HR for bridging and transferring from management to leadership.

The focus on leadership training aims at strengthening and enabling the ambition to truly operate as one company across divisions, locations, seafarers and land-based employees as well as organisational positions.

PERFORMANCE MANAGEMENT

The performance management process in TORM is naturally integrated in TORM's leadership. This involves having an increased focus on dialogue, feedback and appraisal of the performance.

The overall objective is to drive a stronger performance orientation by aligning individual goals with team and business goals and by evaluating all employees' performance against agreed deliverables.

SUCCESSION PLANNING

The succession planning at TORM works twofold. The plan ensures that key employees are appointed and trained for future positions in due time, making it possible for TORM to react quickly and professionally on organisational changes.

The succession plan also provides an overview of the current performance and potential of all employees, which is matched with anticipated future business needs. The objective is to identify and foster high-performing and talented employees to be ready to fill key positions.

TALENT RECRUITMENT

To ensure TORM's ability to attract and recruit talented candidates, a high quality and secure recruitment process is needed. It is important to ensure that every candidate who sends a job application to TORM experiences a focused and professional recruitment process – even if it is agreed that the job in question is not right for the candidate.

TORM considers it a privilege and a responsibility to encourage young people to educate themselves within the shipping environment. Every year, more than 100 people are invited to join our two-year trainee or naval cadet programme. In 2010, this possibility was offered to 46 cadets in Denmark, 41 in India, 20 in the Philippines and three trainees in Denmark.

EMPLOYEE SATISFACTION

TORM conducts a yearly global employee satisfaction survey. For 2011, three themes have been selected as priority areas:

- Team belonging and TORM pride
- Leadership and sense of direction
- Communication

All land-based leaders have addressed these corporate themes together with their team. Furthermore they have identified any other important issues within the team and must act on these. Through this process TORM aims consistently to improve employee satisfaction.

GEOGRAPHICAL DISTRIBUTION OF LAND-BASED EMPLOYEES, IN %


USA 3%
China 1%
Japan 1%
Singapore 5%
Philippines 10%
India 25%
Denmark 55%

AGE DISTRIBUTION, LAND-BASED EMPLOYEES, IN %


>60 3%
56-60 2%
51-55 6%
20-25 12%
46-50 13%
26-30 15%
41-45 15%
31-35 15%
36-40 19%

LENGTH OF SERVICE, LAND-BASED EMPLOYEES, IN %


30-32 1%
16-30 3%
11-15 7%
6-10 15%
0-2 46%
3-5 28%



CORPORATE SOCIAL RESPONSIBILITY

In 2010, Management took the important step to integrate the CSR strategy in the business strategy. This decision allows TORM to further utilise the CSR performance strategically. It also confirms TORM's CSR commitment to employees, customers and the external environment.

In 2008-2009, TORM developed a CSR strategy based on stakeholder dialogue and a materiality assessment. The strategy work documented an increase in expectations on CSR among our stakeholders. TORM's customers expect professional risk assessment and risk management. Additionally, we see investors screening the Company's climate performance.

Recent Danish legislation has made CSR reporting mandatory for larger Danish companies, and TORM expects to see more legislation in the CSR area in the coming years. Increasingly, issues pertaining to human rights and labour rights, also among suppliers, create media attention. Finally, we consider business ethics an increasing focus area after the recent passing of the British anti-corruption legislation.

Through 2010, the Company identified a number of initiatives to reduce the amount of CO_2 emitted from our vessels with corresponding less fuel oil consumption as well as other initiatives to reduce our emissions and operating costs in general.

INTEGRATING CSR INTO TORM'S BUSINESS STRATEGY

In 2010, TORM decided to integrate the CSR strategy in the business strategy. The decision was taken to ensure that TORM utilises the strategic potential of the CSR effort and has adequate structures and processes in place to reach the targets.

TORM believes CSR is a prerequisite for long-term value creation in the industry. CSR supports the cornerstones of the 'Changing Trim' strategy in the following ways:

- CUSTOMERS – bringing the customer in focus: Engaging the customers in dialogue about CSR to make sure the Company performs beyond their expectations
- SOPHISTICATION – an accelerated approach to structure and processes: Defining CSR key performance indicators and following up through performance dialogue is a sophistication of the Company's CSR work

During the subsequent strategy process, key perfomance indicators for TORM's CSR work have been set as part of TORM's corporate performance management programme.

The integration of CSR into the business strategy entails that all general principles, strategic guidelines and policies are decided by the Senior Management Team. The CSR unit has been made part of a new Strategy & Corporate Support function in TORM. This function is responsible for the implementation of the Company's strategy.

A strong safety culture and high awareness of environmental protection have always been central to TORM's business conduct. The Company operates in an industry which is highly regulated in regard to these issues, hence some areas traditionally considered CSR are in fact compliance issues for the Company. TORM's policies for health, safety and environmental protection are available at www.torm.com/csr.

OVERALL POLICY ON CSR

- To comply with statutory rules and regulations in order to ensure that all employees are able to execute their work under safe, healthy and proper working conditions



- To eliminate all known risks that may result in accidents, injuries, illness, damage to property or to the environment
- To integrate sustainability into our business operations
- To avoid any form of corruption and bribery
- To make TORM's CSR performance transparent to its stakeholders

The policies reflect TORM's commitment to the UN Global Compact, and the Company will continue to communicate TORM's progress in respect of the 10 principles.

ENVIRONMENT

TORM strives to minimise its impact on the environment through the Company's environmental protection policy. TORM's environmental management system helps the Company to monitor and continuously improve the environmental performance.

In order to rightfully disclose the environmental records for which TORM has specific targets, the Company has decided to simplify the list of environmental records compared to previous reports and focus on the records for which TORM has set targets, i.e. climate performance. CO_2 emissions from the Company's vessels constitute the greatest environmental impact of TORM's operations.

CLIMATE PERFORMANCE FIGURES

	2008	2009	2010
CO_2 emissions per vessel per tonne/km (g)	8.0	7.8	8.2
CO_2 emissions per office employee (tonne)	2.9	2.8	2.4

Other environmental data, e.g. on slop disposed ashore and ballast water exchanges at sea, are still carefully studied and monitored. There were no major changes in these figures in 2010 compared to 2009. As part of the effort to make TORM's CSR performance transparent to the Company's stakeholders, TORM has increased the CSR information available online and made all environmental data as well as descriptions of environmental policies and procedures available at www.torm.com/csr.

TARGETS FOR 2020

- An average 20% reduction in CO_2 emissions per vessel compared to 2008
- An average 25% reduction in CO_2 emissions per employee at the Company's offices compared to 2008

CLIMATE PERFORMANCE

Overall TORM's total CO_2 emissions have decreased from 1.8 million tons CO_2 in 2009 to 1.7 million tons in 2010, corresponding to a reduction of 8.2% with an activity level, which is quite similar to 2009 both in terms of the number of vessels operating and the utilisation of the vessels. The reasons for the decrease of CO_2 emissions from vessels are the weak market conditions and the utilisation of vessels as floating storage, which has produced little or no CO_2.

However, when looking at CO_2 emissions per vessel per tonne/km TORM saw an increase from 7.82 to 8.16 g/tonne/km equivalent to 4.3%. The increase on this relative measure was primarily driven by laden mileage being down by 9.9% and the fact that tonnage capacity utilisation at the same time fell by 2.3%. This was only partly offset by factors such as average fuel consumption per nautical mile decreasing by 1.9% driven by lower vessel speed. This was a continuation of the trend from 2009 where the consumption decreased by 5.2% from 2008.

The CO_2 emissions from offices were down by 14.3% to 2.4 tonne CO_2 per office employee due to more awareness of energy consumption in general.

TORM reports according to the Carbon Disclosure Project. For further information please see http://carbondisclosureproject.net.

OIL SPILLS

In 2010, TORM had one significant oil spill during the cleaning of a tank. Up to 49 m³ of oil were spilled overboard. A full investigation report has been created and sent to the flag state, and TORM has developed new training courses after the incident. Additionally, the Company has experienced five smaller oil-spills where oil was spilled to sea due to malfunctioning equipment.

SAFETY

TORM's safety and quality management system ensures that the Company's policies on health, safety and security are followed.

A new occupational health and safety training programme for TORM's seafarers introduced in 2010 has had a positive effect, as reflected in the decrease in Lost Time Accident Frequency (LTAF). The training is focused on raising safety awareness on board and creating a stronger sense of responsibility among our employees. In light of the good results, TORM will continue this training in 2011. Additionally, the Company will find ways to share best safety practice among vessels in order to train and motivate the crew. The number of near miss reporting is another indicator of safety level as these reports provide an opportunity to analyse incidents that may have led to accidents and contribute to the prevention of accidents.

LTAF refers to work-related personal injuries that result in more than one day off work per million hours of work. LTAF has decreased from 2.9 to 2.3 in 2010. TORM's target for 2010 was 2.0, and for 2011 the target is 1.5.

In 2010, TORM improved communication with the vessels on safety. The Company has raised the awareness of the importance of near-miss reporting as part of maintaining a safety culture and preventing accidents.

In 2010, TORM managed to double the number of reports and received an average of two near-miss reports from each vessel per month. This is up from one in 2009. In the fourth quarter of 2010, the Company received an average of four reports per month, which is a very satisfactory development. TORM's target for 2011 is six reports from each vessel per month.

PIRACY

Two TORM vessels experienced piracy attacks in 2010 and one in 2011.

TORM Ragnhild was attacked as she was passing through the Gulf of Aden. This was the first attack TORM has ever experienced. In November, TORM Kansas was under attack by pirates off Mombasa. In January 2011, TORM Kristina was under attack in the Indian Ocean. In all instances the pirates gave up the attack, not least due to the professional handling of the situation by the captains and crews. In all three cases TORM was in close dialogue with Danish and local authorities and naval forces to assist the vessel the best way possible.

TORM follows the best management practice developed by the shipping industry in consultation with naval forces to assist vessels in avoiding attacks and handling possible attacks. TORM also participates in industry work groups to explore ways to limit piracy attacks.

TORM monitors the high risk areas closely in order to ensure the safety of the crew and revise the Company's trading and safety policy accordingly.

BUSINESS ETHICS

In 2010, TORM has revised the instructions to the vessel crews and the procedures for reporting from the vessels, and TORM aims at making a mapping of the risks related to facilitation payment issues.

CSR OUTLOOK 2011

TORM will continue the increased focus on CSR in 2011 and will specifically address the following CSR-related initiatives:

- Revise TORM's Code of Conduct to improve the guidelines for the Company's employees and to communicate TORM's business principles externally
- Develop methods for dynamic stakeholder interaction internally and externally
- Improve communication on CSR towards both seafarers and land-based employees
- Define and implement pilot project on improving CSR dialogue with suppliers
- Explore partnership opportunities for Research & Development in technologies that help reduce TORM's environmental impact
- In cooperation with industry partners continue the work to map and reduce facilitation payment in the shipping industry

This section constitutes TORM's reporting according to the requirements of the Danish Financial Statements Act on CSR.

For further information on TORM's CSR work and to read the Company's CSR Report, please visit www.torm.com/csr.



RISK MANAGEMENT

TORM believes that a strong risk management framework is vital, both to secure a successful execution of TORM's new strategy "Changing Trim" and to balance risk and opportunities.

It is imperative to balance the pursuit of opportunities in the freight market with the cyclical market conditions while managing operational compliance and financial risks within TORM's risk tolerance limits.

TORM'S RISK MANAGEMENT APPROACH

Risks are defined as all events or developments that could significantly reduce TORM's ability to:

- Meet 2011 earnings expectations
- Execute the new strategy "Changing Trim"

The risk management approach is based on ISO 31000. It emphasises Senior Management accountability and broad organisational anchoring of risk management and mitigation activities. The approach is based on a combination of overall risk management tools such as scenario and sensitivity analyses, yearly update of the risk profile and specific policies governing the risk management in all key areas.

Risks are identified and reported through a systematic process, including record keeping and maintenance of a central risk register. Consolidation, analysis and evaluation take place with senior stakeholders from the organisation. Senior Management is responsible for the final calibration of risks and review of mitigating actions. Senior Management and the Board of Directors discuss and decide on the risk tolerance for the most significant risks.

The approach focuses on the key risks associated with TORM's activities, which can broadly be divided into the four main categories described in the figure below.

RISK TOLERANCE

While updating the risk profile during 2010, TORM initiated a process of formalising its risk tolerance for the overall risk types as well as for the individual risks. TORM's overall risk tolerance for each of the four risk types is elaborated below.

RISKS ASSOCIATED WITH TORM'S ACTIVITIES 2011

LONG-TERM STRATEGIC RISKS	INDUSTRY & MARKET-RELATED RISKS	OPERATIONAL & COMPLIANCE RISKS	FINANCIAL RISK
Political risks Substitution of oil	Macroeconomic development Freight rate volatility Sales and purchase price fluctuations	Compliance with relevant maritime regimes Vessel utilisation Counterparty risk Safe operations of vessels Terrorism and piracy Availability of experienced seafarers and staff Compliance with environmental regulations Stability of IT systems Fraud Insurance coverage	Funding risk Interest rate risk

Risk monitoring and risk mitigating activities are equally important for all risk types and these activities should be tailored to the individual risk.

LONG-TERM STRATEGIC RISKS ("RISK-SEEKING")
Risks and opportunities beyond the immediate strategy window are monitored by Management and incorporated in updates of corporate strategy. Industry-changing risks, such as the substitution of oil for other energy sources and radical changes in transportation patterns, are considered to have a relatively high potential impact but are long-term risks.

INDUSTRY AND MARKET-RELATED RISKS ("RISK-SEEKING")
TORM's business is very sensitive to changes in market-related risks such as changes in the global economic situation and changes in freight rates, particularly in the product tanker market. It continues to be a cornerstone of the Company's strategy to actively pursue this type of risk by taking positions to benefit from fluctuations in freight rates and vessel prices. However, the current market conditions have highlighted the need for maintaining the resilience to absorb these fluctuations. Moreover, as part of the new strategy, TORM will in the future actively, but in a controlled and covered manner, seek more opportunities in the dry bulk market than earlier.

OPERATIONAL & COMPLIANCE RISKS ("RISK-AVERSE")
TORM aims at maintaining its position as a quality operator with high focus on operating safe and reliable vessels. Consequently commercial operations are an important part of TORM's business model. The function involves potentially severe risks with respect to environment, health, safety and compliance, but TORM constantly focuses on reducing these risks through rigorous procedures and standardised controls carried out by well-trained employees. During 2010, the Company took further steps to improve quality assessment processes to ensure further alignment with our customers.

FINANCIAL RISKS ("RISK-NEUTRAL")
While it is crucial to maintain the funding needed to pursue the strategy, TORM does not believe that it can benefit from assuming funding or other financial risks of any significance and therefore takes a risk neutral position to such risks.

RISK MANAGEMENT INITIATIVES IN 2010
During 2010, TORM launched several initiatives to enhance its risk management capabilities. In particular, intensified use of scenario and sensitivity analyses and a further refinement of TORM's market models added further substance to the tools supporting Management's decisions.

Other important risk management initiatives during 2010 were:

- Further roll-out of TORM's enterprise risk management approach, including enhanced risk reporting to the Executive Management and the Board of Directors
- Detailed analysis of selected high-severity risks, including the identification of current and planned risk mitigating activities
- Establishment of a trading and asset risk management function responsible for measuring and monitoring commercial risks in order to improve the Company's ability to balance between efficient risk management and commercial agility and flexibility
- Formalisation and re-evaluation of risk tolerances in a number of key areas such as:
  - Enhanced policies and procedures for handling counterparty default risk
  - Review and updating of the financial risk policy
  - Review and refinement of the overall authorisations within the organisation

TORM'S CURRENT RISK PROFILE
During the fourth quarter of 2010, TORM updated its consolidated risk profile.

The top 10 risks and changes compared to 2009 are described on page 33. For a more in depth description of the various risks and TORM's management of these as well as the sensitivity analysis, please refer to note 25 on page 90.

The Company considers the piracy escalation around the Horn of Africa and the Indian Ocean to be an emerging critical risk. The resulting consequences for the safety and well-being of TORM's crews are potentially disastrous. In the worst case scenario, shipowners may have to take business decisions to cease all activities in the affected areas. This may result in lost business opportunities affecting the Company's earnings. Given the importance of the potentially affected sea lanes connecting the USA/Europe and Asia via the Suez Canal as well as the dependency of large parts of Africa on the unimpeded flow of goods through its ports, TORM hopes for and will support concerted international action to eradicate piracy. The timing and effectiveness of such endeavours is highly uncertain.

TORM TOP 10 RISK MAP (RISK EVALUATION INCLUDES EFFECT OF CURRENTLY DEPLOYED MITIGATION)


High
Consequences
Low
Low
Likehood
High
3
3
4
2
7
1
2
8
7
9
10
5
6
8
1
6
10
2009 (values based on 2009 Annual Report)
2010
1 Oil major approval (2009: "Compliance with quality demands from customers")
2 Bulk freight rates
3 Tanker freight rates
4 Timing of investments in and disposals of vessels
5 New dry bulk strategy
6 Environmental regulations
7 Severe vessel accidents (2009: "Environmental disaster")
8 Funding
9 Counterparty default
10 Bunker price

2011 ACTIVITIES

In 2011, TORM will continue to embed risk management as a key element in the Management decision making by addressing the following areas:

- Continued focus on trade and asset risk management as a basis for value creation and reward system
- Review of the risk management policy for the Bulk Division in light of the new strategy
- Further maturing of enterprise risk management governance structures and business processes
- Ongoing structured evaluation of additional mitigation opportunities, particularly for the Top 10 risks

#	Risk	Description	Severity	Change 2009-2010
1	Oil major approval (2009: "Compliance with quality demands from customers")	The risk of a partial ban of the TORM tanker fleet by oil majors.	Medium	Likelihood has decreased due to effective mitigation measures such as quality assurance programme and pre-vetting audits. Impact has increased because cargo holders are increasingly focused on compliance with quality requirements. Longer bans and stricter remediation requirements in case of non-compliance are expected.
2	Bulk freight rates	Sustained depressed freight rates and risk of not accurately and timely predicting rate development to optimise revenue of the Bulk Division.	Medium	Impact on TORM's earnings has increased due to anticipated expansion of the business.
3	Tanker freight rates	Sustained depressed freight rates and risk of not accurately and timely predicting rate development to optimise revenue of the Tanker Division.	High	No significant change.
4	**New risk:** Timing of investments in and disposals of vessels	TORM not acquiring and disposing of vessels timely with respect to market development.	High	Significant vulnerability in current market and financial ramifications in case of sub-optimal timing.
5	**New risk:** New dry bulk strategy	The risk of not being able to achieve the anticipated result from the new business model in bulk.	Medium	Reflects the possibility of failure of expansion in the dry bulk segment which would have a direct financial impact as well as restrict strategic room of maneuver. Management is aware of and is actively pursuing mitigating measures.
6	Environmental regulations	The risk of violation of environmental regulations.	Medium	Likelihood of an inadvertent non-compliance incident remains medium. TORM acknowledges the risk despite a robust set of mitigating processes. Consequence in case of an inadvertent violation has increased due to increasing monetary fines or harbour bans.
7	Severe vessel accidents (2009: "Environmental disaster")	The risk of a severe vessel accident.	Medium	Likelihood remains low, but consequences have increased slightly due to concerns regarding perceived quality of operations and derived impact on customer relations.
8	Funding	The risk that necessary credit facilities are not available when required.	Medium	Consequences have increased slightly as alternative funding strategies have become costlier.
9	**New risk:** Counterparty default	The risk of counterparty losses on vessels, customers and contracts.	Medium	With changes in business model and expansion of client base, TORM may experience significant customer defaults despite robust mitigation process under implementation.
10	Bunker price	The risk of unexpected bunker price increases in 2011 not covered by corresponding freight rate increases.	Medium	Bunker prices are inherently volatile; the Company finds it prudent to consider a potential scenario where bunker price increases are resulting in a material negative impact on expected earnings.
-	Interest rate	Deviation from expected interest rate for interest-bearing debt with floating interest.	-	Purged from Top 10 given current level of TORM's debt where interest rate has been fixed and the low likelihood of significant interest rate increases.
-	Substitution of oil	Reduced demand for oil due to emergence of other viable sources of energy and alternative input factors to production.	-	Purged from Top 10: While its significance in the long term has not diminished, the risk is considered beyond the immediate strategy horizon and better monitored periodically during the strategy process and other management vehicles.
-	Change in transportation patterns	Significant changes in oil consumption and production infrastructure invariably impact global volumes of refined products requiring long seaborne transportation and demand for specific types of vessels.	-	Purged from Top 10: Management firmly believes this risk to be normally changing market demands that are the responsibility of Management to adapt to as opportunities rather than risks.

CORPORATE GOVERNANCE

TORM's Board of Directors and Executive Management are committed to maintain high standards of corporate governance and consider it very important to business integrity and to maintain all stakeholders' trust in the Company.

For TORM, good corporate governance represents the framework and guideline for business management. This includes the overall principles and structures that regulate the interaction between the Company's Management bodies. The aim is to ensure that the Company is managed in a proper and orderly manner consistent with applicable legislation and codes.

CORPORATE GOVERNANCE RECOMMENDATIONS

In line with the 'comply or explain' principle, the Board of Directors has considered the revised Corporate Governance Recommendations that form part of the disclosure obligations for companies listed on NASDAQ OMX Copenhagen. This code was revised in 2010 and now comprises 78 recommendations, of which many are new.

The Company complies with the revised recommendations with the exceptions shown on page 37. The corporate governance section of the annual report together with TORM's position on the individual recommendations available at www.torm.com/ir/corporategovernance/report2010 constitute TORM's mandatory corporate governance report in accordance with Section 107b of the Danish Finacial Statements Act.

As of 31 of December 2010, TORM complied with the US Sarbanes-Oxley Act as it applies to foreign private issuers.

BOARD OF DIRECTORS

In accordance with Danish company legislation, TORM exercises a two-tier management structure. The Board of Directors is entirely composed of persons not involved in the day-to-day management. The Board of Directors lays out clear policies and directives, which the Executive Management in turn implements in its day-to-day operations. The Board of Directors acts as a partner as well as a supervisory body for the Executive Management. No member of the Executive Management is a member of the Board of Directors, but the Executive Management ordinarily participates in Board meetings.

The primary responsibilities of the Board of Directors are to safeguard the interests of shareholders and ensure that the Company is properly managed in accordance with the Articles of Association, laws and regulations and to pursue the commercial objectives as well as the strategic development of the Company.

At the end of 2010, the Board of Directors consisted of ten members, of whom seven are elected at the Annual General Meeting. Five of these members are independent, while Stefanos-Niko Zouvelos and Gabriel Panayotides are dependent as a result of their relation to the Company's largest shareholder Beltest Shipping Company Ltd. The remaining three members are elected by the employees. The Board members elected by the employees have the same rights, duties and responsibilities as the Board members elected at the Annual General Meeting.

The Board of Directors has laid down clear management guidelines and a Code of Ethics and Conduct in order to ensure that the Company is managed and its business activities carried out in accordance with principles based on integrity and ethics. These principles are fundamental to the Company as a vital part of running a responsible business and creating shareholder value.

TORM's Board of Directors and Executive Management continually work to improve the management of the Company. The Board of Directors meets at least five times a year in accordance with the Rules of Procedure. In 2010, 15 Board meetings were held.

The Board of Directors regularly evaluates the work, results and the composition of the Board of Directors and Executive Management. This evaluation was most recently performed in the spring of 2010 at IMD in Lausanne.

MEETINGS ATTENDED/HELD

MEMBERS	BOARD OF DIRECTORS	AUDIT COMMITTEE	REMUNERATION COMMITTEE
Niels Erik Nielsen (2)	13/15		5/5
Christian Frigast (1), (2)	13/15	6/6	5/5
Peter Abildgaard	14/15		
Lennart Arrias	14/15		
Margrethe Bligaard Thomasen	12/15		
Bo Jagd (1)	15/15	6/6	
Jesper Jartbæk (1), (3)	14/15	5/6	
Gabriel Panayotides (2)	14/15		5/5
Angelos Papoulias	13/15		
Stefanos-Niko Zouvelos (2)	14/15		5/5

1) Member of the Audit Committee.
2) Member of the Remuneration Committee.
3) Designated Committee member with qualifications within accounting and auditing.

THE AUDIT COMMITTEE

The Audit Committee meets at least four times a year, and both the Executive Management and the independent auditors participate in the meetings. In 2010, six meetings were held. The Audit Committee has three members, all elected by the Board of Directors among its members.

The members of the committee are considered independent, and they possess the qualifications relevant for the Audit Committee to perform its tasks.

The Audit Committee performs its duties under a charter approved by the Board of Directors on a yearly basis and assists the Board of Directors with the oversight of financial reporting, risk management processes, internal controls and auditing matters as well as the organisation of work and complaints handling in relation to such matters.

The Audit Committee provides a report on the Committee's activities to the Board of Directors no later than at the first Board meeting following an Audit Committee meeting.

REMUNERATION COMMITTEE AND REMUNERATION POLICIES

The Remuneration Committee meets at least twice a year. In 2010, five meetings were held. The Remuneration Committee has four members, all elected by the Board of Directors among its members. The Remuneration Committee assists the Board of Directors in reviewing Management's performance and remuneration as well as the Company's general remuneration policies.

In order to attract, retain and motivate qualified managers, remuneration is based on the nature and quality of work, value creation to the Company and remuneration at comparable businesses. TORM's overall guidelines for incentive schemes for members of the Board of Diretors and the Management board are available at www.torm.com/ir/incentiveprogramme. The amounts and components of remuneration to the individual members of the Board and Executive Management are disclosed in note 4 to the financial statements.

EXECUTIVE MANAGEMENT

The Executive Management is responsible for the daily operation of TORM and for ongoing optimisation and follow-up. At 31 December 2010, the Executive Management consisted of two members: CEO Jacob Meldgaard and CFO Roland M. Andersen.

INTERNAL CONTROL AND RISK MANAGEMENT

The Board of Directors has overall responsibility for the Company's internal control and the assessment and management of risk. Management carries out the identification of risks, the operation of an effective internal control system and the implementation of risk management. Management is also responsible for periodical reporting on major risks and changes to such risks to the Audit Committee and Board of Directors. The Board of Directors reviews the major risks and discusses risk developments with the Executive Management as deemed appropriate and at least once a year. Major risks include geopolitical, environmental, macroeconomic, financial and operational issues.

In consequence of its listing on NASDAQ in the USA, TORM is obliged to comply with a number of standards, rules and regulations aimed at good corporate governance under the Sarbanes-Oxley Act, applicable to foreign private issuers since 2006. The most important parts of the requirements are listed in Section 404, which requires Management and the independent auditors to report on the adequacy of the Company's internal control over financial reporting.

TORM's Sarbanes-Oxley compliance programme and system for internal control and risk management for financial reporting are executed and monitored in the Internal Control and Administration System (INCA). INCA is consistent with the recognised framework established by the Committee of Sponsoring Organizations (COSO) and provides a clear audit trail of changes in risk assessments, a design of controls as well as of the results of tests of internal controls. TORM's process for financial reporting and the INCA system consist of the following elements performed throughout the financial year:

- Overall scoping: Based on earlier years' experience, budgets and actual figures for the financial year and the knowledge of significant changes affecting TORM, it is assessed whether changes should be made to the scoping.

- Risk assessment: TORM performs a risk assessment with the purpose of identifying the Company's financial reporting risks, i.e., risks of misstatement that could (individually or in combination with others) result in a material misstatement of the financial statements. For this assessment, TORM uses a top-down risk-based approach. The process starts with identification and assessment of the risks related to financial reporting, including possible changes to those risks compared to last year. In the process of identifying and assessing risks, knowledge and understanding of the business, the organisation, operations and process have been taken into consideration as well as the size, complexity and organisational structure and financial reporting environment. Further, as part of the assessment of risks, the entity-wide controls and the general IT controls are considered. The potential likelihood of the risk occurring as well as the financial impact or consequence has also been taken into consideration.

- Mapping: The material risks identified in the risk assessment are mapped to the financial statements and to the existing internal controls to ensure that gaps between material risks and internal controls have not materialised.

- Monitoring: Based on information from TORM's subsidiaries and the parent company's financial data, an internal financial report to Management is prepared every month. The financial reporting and supporting documentation are verified on an ongoing basis. At the end of each quarter, an external financial statement is prepared, and additional controls and analyses are performed compared to the monthly financial report. At the end of the year, additional controls and analyses are performed compared to the quarterly finacial reports, primarily to ensure a correct and complete presentation in the annual report of the Company.

- Testing: TORM ensures at least annually, by testing, that there are no material weaknesses in the internal controls which could potentially lead to a material misstatement in the financial reporting.

- Conclusion: At the end of the financial year, TORM concludes whether any material weaknesses have been found in the internal controls covering the financial reporting. In the FORM 20-F for 2009, filed with the US Securities and Exchange Commission on 29 June 2010, Management as well as the auditors concluded that there were no material weaknesses and areas of concern during 2009. Management's conclusion and the auditors' evaluation of the internal controls and the testing performed by Management regarding 2010 are expected to be filed with the SEC in June 2011.

Due to TORM's Sarbanes-Oxley compliance programme and comprehensive system for internal control and risk management for financial reporting as well as the size of the Company, the Board of Directors has not yet found it relevant to establish an internal audit function. The Board of Directors continues to evaluate the need for an internal audit function annually.

In addition to ensuring compliance with the relevant legislation, TORM believes that the increased focus on internal controls and risk management contributes positively to improving the efficiency of the Company's business procedures and processes and hence earnings both in the short and the long term.

WHISTLEBLOWER FACILITY

As part of the internal control system since 2006, the Board of Directors has a whistleblower facility, handling filing of complaints to an independent lawyer's office, engaged by the Board of Directors, concerning violations of laws, regulations and good business conduct by TORM representatives.

Details of how to submit complaints are publically available in English on TORM's website www.torm.com/whistleblower and intranet. Complaints may be filed anonymously.

The whistleblower facility is registered and approved by the Danish Data Protection Agency.

TORM'S EXCEPTIONS TO THE NASDAQ OMX COPENHAGEN GUIDELINES ARE:

RECOMMENDATION	THE COMPANY DOES NOT COMPLY WITH THE RECOMMENDATION FOR THE FOLLOWING REASON
5. COMPOSITION AND ORGANISATION OF THE SUPREME GOVERNING BODY	
5.8 Retirement age 5.8.1. The Committee recommends that the company's articles of association fix a retirement age for members of the supreme governing body and that the annual report contain information on such retirement age as well as the age of each member of the Board of Directors.	The Board of Directors believes that age in itself is neither a qualification nor a disqualification. Directorship at TORM is entirely meritocratic. The Board therefore cannot comply with the recommendation. The date of birth of each member of the Board is listed in the annual report.
5.9. Election period 5.9.1. The Committee recommends that members of the supreme governing body elected by the general meeting be up for re-election every year at the annual general meeting.	Members of the Board of Directors are elected at the Annual General Meeting for a four-year term. The Board of Directors will propose an amendment of the Articles of Association to be adopted at the Annual General Meeting allowing Board members to be elected for a term of one year.
5.10. Board committees 5.10.1. The Committee recommends that the company publish the following information in the management commentary in its annual report or on the company's website: • the terms of reference for the board committees, • important activities of the committees during the year and the number of meetings held by each committee, and • the names of the members of each committee, including the chairmen of the committees, as well as information on which members are independent members and which members have special qualifications.	The Board committees are considered internal in nature and as such their terms of reference are not relevant. The annual report provides information regarding the number of meetings held by each committee as well as the names of the members of each committee, including the Chairmen of the committees. Additionally, it lists which members are independent and which members have special qualifications. The governance section of TORM's website, www.torm.com, lists important activities of the committees during the year.
5.10.7. The Committee recommends that the supreme governing body establish a nomination committee with at least the following preparatory tasks: • describe the qualifications required in the two governing bodies and for a given position, state the expected time commitment for a position and evaluate the balance of skills, knowledge and experience available in the two governing bodies. • annually evaluate the structure, size, composition and performance of the governing bodies and make recommendations to the supreme governing body with regard to any changes, • annually evaluate the skills, knowledge and experience of the individual members of the governing bodies and report such details to the supreme governing body, • consider proposals submitted by relevant persons, including shareholders and members of the governing bodies, for candidates for executive positions, and • identify and recommend to the supreme governing body candidates for the governing bodies.	TORM considers it appropriate for the entire Board of Directors to fulfil the listed tasks and has therefore chosen not to have a separate Nomination Committee.
6. REMUNERATION OF MEMBERS OF THE GOVERNING BODIES	
6.2. Disclosure of the remuneration policy 6.2.6. The Committee recommends that the proposal for remuneration of the supreme governing body for the current financial year be approved by the shareholders at the general meeting.	The Board of Directors' 2009 remuneration was approved retrospectively at the Annual General Meeting in 2010. The 2011 Annual General Meeting will approve the Board of Directors' remuneration for the financial years 2010 and 2011. In the future, the Board of Directors' remuneration will be approved for the current financial year.

BOARD OF DIRECTORS

NIELS ERIK NIELSEN

BORN: 14-03-48 TORM SHARES: 5,360 RE-ELECTION: 2011



N. E. Nielsen became Chairman of TORM in April 2002. He has been a Board member since September 2000 and was re-elected in 2003 and 2007. N. E. Nielsen holds a law degree from the University of Copenhagen. N. E. Nielsen is Chairman of TORM's Remuneration Committee and a Board member of the following companies:

- Ambu A/S
- Charles Christensen A/S
- Danica-Elektronik A/S
- Gammelrand Holding A/S
- Inter Mail A/S
- MK af 2010 A/S
- Pele Holding A/S
- P.O.A. Ejendomme A/S
- Satair A/S
- SCF-Technologies A/S
- Weibel Scientific A/S with subsidiary companies

SPECIAL COMPETENCIES:

- General management as Chairman of other listed companies with global activities
- Specialist in company law

CHRISTIAN FRIGAST

BORN: 23-11-51 TORM SHARES: 5,704 RE-ELECTION: 2011



A member of the Board since September 2000 and re-elected in 2003 and 2007. Mr. Frigast became Deputy Chairman in April 2002. He is the Managing Director of Axcel A/S and holds an M.Sc(Econ) from the University of Copenhagen. Mr. Frigast is Chairman of TORM's Audit Committee, a member of TORM's Remuneration Committee and a Board member of the following companies:

- Axcel Management A/S
- Noa Noa ApS
- Pandora A/S
- Royal Scandinavia A/S

SPECIAL COMPETENCIES:

- General management as Chairman
- Board member of primarily non-listed Danish and international companies
- Financing
- Mergers and acquisitions

PETER ABILDGAARD

BORN: 21-04-65 TORM SHARES: 168 RE-ELECTION: 2011



A member of the Board since April 2007, representing the employees of TORM on the Board. Mr. Abildgaard is employed by TORM as Vice President for Global Operations Tankers and has been with the Company since 1987.

SPECIAL COMPETENCIES:

- Member of Intertanko's Vetting Committee
- Currently studying for an MBA in Shipping and Logistics

LENNART ARRIAS

BORN: 17-07-48 TORM SHARES: 680 RE-ELECTION: 2011



A member of the Board since April 2003 and re-elected in 2007. Mr. Arrias is representing the employees of TORM on the Board. Mr. Arrias is employed by TORM as a Captain and has been with the Company since 1992.

SPECIAL COMPETENCIES:

- Worldwide sea services since 1965 with experience of general, refrigerated, container and project cargoes as well as dry bulk and tanker cargo

BO JAGD

BORN: 11-03-43 TORM SHARES: 1,000 RE-ELECTION: 2012



A member of the Board since April 2008. Mr. Jagd is member of TORM's Audit Committee and a Board member of the following company:

- Mermaid Asset Management Fondsmæglerselskab A/S
- Mols-Linien A/S
- Wide Invest ApS

And a director of the following companies:

- BOJACON ApS
- Off Shore Wind Finance ApS

SPECIAL COMPETENCIES:

- General management
- Credit risk assessment
- Risk management
- Finance

MARGRETHE BLIGAARD THOMASEN

BORN: 18-05-68 TORM SHARES: 4,800 RE-ELECTION: 2011



A member of the Board since April 2007, representing the employees of TORM on the Board. Ms. Bligaard Thomasen is employed by TORM as General Manager, HR Projects, and has been with the Company since 1989.

SPECIAL COMPETENCIES:

- 16 years' experience of tanker chartering and operation
- Strategy work
- Executive MBA at Henley Management College

JESPER JARLBÆK

BORN: 09-03-56 TORM SHARES: 11,750 RE-ELECTION: 2013



A member of the Board since April 2009. Mr. Jarlbæk is a member of TORM's Audit Committee and a Board member of the following Danish companies:

- Advis A/S
- Altius Invest A/S
- Basico A/S
- Cimber Sterling Group A/S
- Earlbrook Holding Ltd. A/S
- Groupcare Holding A/S
- International Rescue Journal A/S
- Julie Sandlau China ApS
- Polaris III Invest Fonden
- Prospect A/S
- Timpco ApS
- TK Development A/S
- TP Audit A/S
- Valuemaker A/S

SPECIAL COMPETENCIES:

- General management as Chairman
- Board member of primarily non-listed Danish and international companies
- Risk assessment and management
- Financial management and reporting

GABRIEL PANAYOTIDES

BORN: 14-01-55 TORM SHARES: 48,864 RE-ELECTION: 2011



A member of the Board since September 2000 and re-elected in 2003 and 2007. Mr. Panayotides has been engaged in the ownership and operation of ships since 1978. He has a Bachelors degree from the Pireaus University of Economics. Mr. Panayotides is member of TORM's Remuneration Committee and a Board member of the following companies:

- Excel Maritime (listed on NYSE)
- Bureau Veritas and Lloyds Register of Shipping Classification Society Greek Committee

SPECIAL COMPETENCIES:

- Board experience from other listed companies
- Ship management – shipowning

ANGELOS PAPOULIAS

BORN: 28-06-54 TORM SHARES: 500 RE-ELECTION: 2013



A member of the Board since April 2009. Mr. Papoulias is a partner of Investments & Finance Ltd, a corporate finance advisory firm specialised in the maritime industry, and has worked as a finance director for Eletson Corporation and as a ship finance officer for Chase Manhattan Bank. He has a Master in International Management (Finance and International Relations) from the American Graduate School of International Management in Phoenix, Arizona.

SPECIAL COMPETENCIES:

- Organisation of startup shipping ventures
- Credit risk assessment
- Risk management
- Finance

STEFANOS-NIKO ZOUVELOS

BORN: 20-07-55 TORM SHARES: 100 RE-ELECTION: 2014



A member of the Board since April 2006 and re-elected in 2010. General Manager of Beltest Shipping Company Ltd. Mr. Zouvelos holds an M.Sc. in Quantitative Economics from the University of Stirling, Scotland. Mr. Zouvelos is member of TORM's Remuneration Committee.

SPECIAL COMPETENCIES:

- Financial management in shipping
- Over 25 years in shipping

EXECUTIVE MANAGEMENT

JACOB MELDGAARD

BORN: 24-06-68 TORM SHARES: 100,000



Jacob Meldgaard has been Chief Executive Officer since 1 April 2010. Before this, Mr. Meldgaard served as Executive Vice President and member of the Executive Management in Dampskibsselskabet NORDEN A/S. Mr. Meldgaard holds a Bachelor of Commerce degree in International Trade from Copenhagen Business School, Denmark and has attended the Advanced Management Program at Wharton Business School and Harvard Business School in the United States.

ROLAND M. ANDERSEN

BORN: 22-03-68 TORM SHARES: 0



Chief Financial Officer since May 2008. From 2005 to 2008, Roland M. Andersen was CFO of the Danish mobile and broadband operator Sonofon/Cybercity. From 2000 to 2005, he was CFO of the private equity-owned Cybercity. Prior to this, Roland M. Andersen has held positions with A.P. Moller-Maersk, most recently as CFO of A.P. Moller-Maersk Singapore. Complementing his professional experience, Roland M. Andersen holds a M.Sc. and has attended the Executive Programme at London Business School.

INVESTOR INFORMATION

TORM aspires to have a consistent and distinctive dialogue with potential and existing shareholders and analysts. Through open communication TORM aims to ensure that the valuation of the stock accurately reflects TORM's situation and potential.

TORM seeks to provide relevant and consistent information to the equity market about TORM's financial and operating performance. This is done by an ongoing dialogue with investors and analysts. The prioritised communication channels are quarterly and annual financial reports and other stock exchange announcements. Other channels include regular capital market contact through presentations, investor meetings and teleconferences. Road shows are primarily held in Copenhagen and in the major European and US financial centres.

The Board of Directors and Executive Management regularly discuss the market's expectations for TORM's results and receive regular feedback from investors and analysts on their views of TORM.

For a three-week period prior to publication of quarterly and annual financial statements, communication with investors, analysts and the press is limited to issues of a general nature and no individual investor meetings are held.

SHARE CAPITAL AND SHAREHOLDERS

TORM's share capital consists of 72.8 million shares of DKK 5 each. The shares are issued to bearer and listed on NASDAQ OMX Copenhagen and on NASDAQ in New York in the form of American Depositary Receipts (ADRs). TORM has one class of shares, and each share carries one vote with no restrictions on voting rights or ownership.

STOCK EXCHANGE	NASDAQ OMX Copenhagen A/S	NASDAQ New York
RATIO (ODR:ADR)	-	1:1
ISIN CODE	DK0060082915	US8910721005
TICKER SYMBOL	TORM	TRMD

As of 31 December 2010, TORM had approximately 16,500 registered shareholders representing 93% of the share capital. At the end of the year, about 3% of the share capital had been converted into ADRs. In compliance with the section 29 of the Danish Securities Trading Act, the following shareholders have reported to TORM that they own more than 5% of the shares:

- Beltest Shipping Company Ltd. (Cyprus) 32.2%
- Menfield Navigation Company Limited (Cyprus) 20.0%
- A/S Dampskibsselskabet TORM's Understøttelsesfond 6.3%

Additionally, TORM A/S holds 4.8% treasury shares.

At the end of 2010, the members of the Board of Directors held a total of 78,926 shares, equivalent to a total market capitalisation of DKK 3.0 million (USD 0.5 million).

The members of the Executive Management held a total of 100,000 shares, equivalent to a market capitalisation of DKK 3.9 million (USD 0.7 million).

The Board of Directors and all employees are limited to trading shares during a four-week period after the publication of financial reports.

TORM's company's registrar is VP Securities, Weidekampsgade 14, P.O. Box 4040, DK-2300 Copenhagen S, Denmark.

DIVIDEND

TORM's dividend policy states that up to 50% of the net profit for the year may be distributed as dividend. Furthermore, the dividend must always be considered in light of TORM's capital structure, strategic developments, future obligations, market trends and shareholder interest. The Board of Directors recommends that no ordinary dividend be paid for 2010.

ANALYSTS COVERAGE

TORM is currently covered by 14 analysts, mainly from Nordic investment banks. The list of analysts is updated on a regular basis and all contact details are available on www.torm.com/analysts.

EASY ACCESS TO IR INFORMATION

Relevant information on TORM's stock market communications and share price information can be found on www.torm.com/ir. In 2010, TORM issued a total of 13 announcements to the stock exchange. All announcements and financial reports are accessible from the website in both Danish and English versions.

TORM SHARE PRICE PERFORMANCE AND TURNOVER COPENHAGEN



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IR CONTACT

Sune S. Mikkelsen
VP Investor Relations

Phone: +45 3917 9343
E-mail: ssm@torm.com

FINANCIAL CALENDAR 2011

10 March	2010 Annual Report
14 April	Annual General Meeting
19 May	First quarter 2011 results
18 August	First half 2011 results
17 November	Nine months 2011 results

ANALYSTS COVERING TORM

ABG Sundal Collier
Analyst: Lars Heindorff
Phone: +45 3318 6115

Carnegie
Analysts: Lars Kalbakken
Phone: +47 2200 9300

Danske Equities
Analyst: Johannes Møller
Phone: +45 4512 8036

DNB NOR
Analyst: Henrik With
Phone: +47 2294 8542

Enskilda Securities
Analysts: Nikolaj Kamedula
Phone: +45 3328 3314

Fearnley Fonds ASA
Analysts: Rikard Vabo
Phone: +47 2293 6000

Handelsbanken Capital Markets
Analyst: Dan Togo Jensen
Phone: +45 3341 8246

First Securities
Analyst: Bjørn Knutsen
Phone: +47 2323 8263

Jyske Bank
Analyst: Lars Terp Paulsen
Phone: +45 8989 7033

Nordea Markets
Analyst: Finn Bjarke Pedersen
Phone: +45 3333 5723

Nykredit Markets
Analyst: Ricky Steen Rasmussen
Phone: +45 4455 1012

Pareto Securities
Analyst: Martin Korsvold
Phone: +47 2287 8700

RS Platou
Analyst: Dag Kilen
Phone: +47 2201 6309

Sydbank
Analyst: Jacob Pedersen
Phone: +45 7436 4452



CONTENTS

FINANCIAL REVIEW 2010

FINANCIAL REVIEW 2010

PRIMARY FACTORS AFFECTING RESULTS OF OPERATIONS
TORM generates revenue by charging customers for the transportation of refined oil products, crude oil and, to a much lesser extent, dry bulk cargoes, using our tanker and dry bulk vessels. The Company's focus is on maintaining a young, high quality fleet and optimising the mix between chartered in and owned vessels. The Company actively manages the deployment of the fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. The vast majority of the Company's product tankers are employed in pools, whose revenue is derived from both spot market voyage charters and time charters. The Company's dry bulk vessels are typically employed on time charter.

TORM believes that the important measures for analysing trends in the results of its operations for both tankers and dry bulk vessels consist of the following:

- Time charter equivalent (TCE) earnings per available earning day. TCE earnings per available earning day are defined as revenue less voyage expenses divided by the number of available earning days. Voyage expenses primarily consist of port and bunker expenses that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions, freight and bunker derivatives. TORM believes that presenting revenue net of voyage expenses neutralises the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. Under time charter contracts, the charterer pays the voyage expenses, while under voyage charter contracts the shipowner pays these expenses. A charterer has the choice of entering into a time charter (which may be a one-trip time charter) or a voyage charter. TORM is neutral as to the charterer's choice because the Company will primarily base its economic decisions on expected TCE rates rather than on expected revenue. The analysis of revenue is therefore primarily based on developments in TCE earnings.

- Spot charter rates. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, TORM pays voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable, but may enable us to capture increased profit margins during periods of improvements in tanker rates.

- Time charter rates. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily or monthly rate. Under time charters, the charterer pays voyage expenses such as port, canal and bunker costs. Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterised by favourable market conditions.

- Available earning days. Available earning days are the total number of days in a period when a vessel is ready and available to perform a voyage, meaning the vessel is not off-hire or in dry-dock. For the owned vessels, this is calculated by taking operating days and subtracting off-hire days and days in dry-dock. For the chartered in vessels, no such calculation is required because charter hire is only paid on earning days and never for off-hire days or days in dry-dock.

- Operating days. Operating days are the total number of available days in a period with respect to the owned vessels, before deducting unavailable days due to off-hire days and days in dry-dock. Operating days is a measurement that is only applicable to the owned vessels, not to the chartered in vessels.

- Operating expenses per operating day. Operating expenses per operating day are defined as crew wages and related costs, the costs of spares and consumable stores, expenses relating to repairs and maintenance (excluding dry-docking), the cost of insurance and other miscellaneous expenses on a per operating day basis. Operating expenses are only paid for owned vessels. The Company does not pay such costs for the chartered in vessels, which are borne by the vessel owner and instead factored into the charter hire cost for such chartered in vessels.

FINANCIAL PERFORMANCE OVERVIEW
TORM achieved a net loss of USD 135 million in 2010 compared to a net loss of USD 17 million in 2009, resulting in earnings per share (EPS) of USD -2.0 in 2010 against USD -0.3 in 2009. The performance was weaker than expected at the beginning of the year as the positive effect from the savings achieved under the "Greater Efficiency Power" programme only to a small extent offset the negative impact from the lower than expected freight rates in 2010, a lower net profit from sale of vessels and from an impairment charge of USD 35 million recorded on the 50% investment in FR8.

The 50% investment in FR8 is the latest major investment made by TORM within the product tanker market, and the carrying amount of the investment was based on a higher average vessel cost price compared to similar vessel types in TORM's own fleet. Consequently, it was more vulnerable to impairment, and based on Management's review of the recoverable amount of assets at 31 December 2010, the 50% investment in FR8 was impaired by USD 35 million in addition to the USD 20 million impairment loss recorded in 2009.

The loss before tax for the year was USD 136 million and, apart from the impairment charge and loss of USD 16 million on newbuildings for delivery to buyers in 2011, in line with the latest guidance of a loss before tax of USD 75-85 million.

Total revenue in 2010 was USD 856 million compared to USD 862 million in the previous year. TCE earnings in 2010 were USD 561 million compared to USD 633 million in 2009. The decrease in TCE earnings was primarily due to significantly lower freight rates in the Tanker Division, particularly in the MR and LR1 business areas, which were only partly offset by an increase in the number of available earning days in the MR business area. The achieved average TCE earnings per available earning day in 2010 were 15% down on 2009 in the Tanker Division and 19% up in the Bulk Division.

Operating profit/loss decreased by USD 130 million to a loss of USD 80 million in 2010 from a profit of USD 50 million in 2009. The lower profit compared to 2009 was primarily due to significantly lower freight rates affecting both the Tanker Division and the investments in jointly controlled entities, the impairment loss of USD 35 million relating to FR8 and lower net profit from sale of vessels.

SEGMENT RESULTS

USD million	Tanker Division	Bulk Division	**Total 2009**	Tanker Division	Bulk Division	**Total 2010**
Revenue	745.2	117.1	862.3	762.9	93.2	856.1
Port expenses, bunkers and commissions	-213.5	-3.9	-217.4	-293.7	-5.1	-298.8
Freight and bunkers derivatives	-12.0	0.0	-12.0	3.5	-0.2	3.3
Time charter equivalent earnings	**519.7**	**113.2**	**632.9**	**472.7**	**87.9**	**560.6**
Charter hire	-163.0	-57.9	-220.9	-168.9	-59.7	-228.6
Operating expenses	-159.0	-10.5	-169.5	-148.4	-3.8	-152.2
Gross profit (Net earnings from shipping activities)	**197.7**	**44.8**	**242.5**	**155.4**	**24.4**	**179.8**

CHANGE IN TIME CHARTER EQUIVALENT EARNINGS

USD million	SR	MR	LR1	LR2	Un-allocated	Tanker Division Total	Bulk Division	**Total**
Time charter equivalent earnings 2009	84	217	137	86	-4	520	113	633
Change in number of earning days	-11	31	6	-3		23	-13	10
Change in freight rates	-13	-35	-29	-4		-81	14	-67
Other					11	11	-26	-15
Time charter equivalent earnings 2010	60	213	114	79	7	473	88	561

Unallocated earnings in the Tanker Division comprise fair value adjustment of freight and bunker derivatives, which are not designated as hedges, and gains and losses on freight and bunker derivatives, which are not entered for hedge purposes. The change in unallocated earnings of USD 26 million in the Bulk Division is due to a compensation for lost income in connection with early redelivery of vessels received in 2009.

TORM's total assets increased by USD 59 million in 2010 to USD 3,286 million from USD 3,227 million in 2009, of which the carrying amount of vessels including vessels held for sale, capitalised dry-docking and prepayments on vessels amounted to USD 2,787 million, compared to USD 2,709 million in 2009. At 31 December 2010, the fleet of owned vessels consisted of 69.5 product tankers and two dry bulk vessels. In addition, TORM chartered in 25 product tankers and 13 dry bulk vessels on time charter agreements longer than one year and commercially managed approximately 25 vessels for third-party owners and charterers.

Total equity decreased by USD 132 million in 2010 to USD 1,115 million from USD 1,247 million in 2009. The decrease in equity was mainly due to the loss for the year of USD 135 million. TORM's total liabilities increased by USD 191 million in 2010 to USD 2,171 million from USD 1,980 million in 2009, primarily due to an increase in mortgage debt and bank loans of USD 191 million.

SEGMENT RESULTS

TORM's revenue derives from two segments: The Tanker Division and the Bulk Division. The above table Segment Results presents the results of shipping activities by operating segment for the years 2009 and 2010.

TANKER DIVISION

Revenue in the Tanker Division increased by 2% to USD 763 million from USD 745 million in 2009, whereas time charter equivalent earnings decreased by USD 47 million or 9% to USD 473 million in 2010 from USD 520 million in the previous year. The overall increase in the number of available earning days of 5% was more than offset by the reduction in the average TCE earnings per available earning day of 15% compared to 2009.

In 2010, the Company redelivered one chartered in vessel in the LR2 business area, which was the primary reason for the decrease in the number of available earning days by 134 days or 3%, resulting in a decrease in earnings of USD 3 million. The average freight rates dropped by 4% from 2009, resulting in a reduction in earnings of USD 4 million.

In the LR1 business area, the Company took delivery of nine and redelivered seven chartered in vessels, increasing the number of available earning days by 334 days or 4% and earnings by USD 6 million. Average freight rates decreased by 20% from the previous year, reducing earnings by USD 29 million.

In the MR business area, five newbuildings were delivered to the fleet of owned vessels and with the deliveries in 2009, which had full effect in 2010, this was the main reason for the increase in the number of available earning days of 1,987 days or 14%, which improved earnings by USD 31 million. Average freight rates decreased by 14% from the previous year, reducing earnings by USD 35 million.

In the SR business area, the Company redelivered a chartered in vessel, which was the main reason for the reduction in the number of available earning days by 13% from the previous year, resulting in a decrease in earnings of USD 11 million. Average freight rates decreased by 19% from the previous year, reducing earnings by USD 13 million.

BULK DIVISION

In the Bulk Division, revenue decreased by 20% to USD 93 million from USD 117 million in the previous year, and time charter equivalent earnings similarly decreased by 22% or USD 25 million to USD 88 million from USD 113 million in 2009.

Freight rates in the Panamax business area were on average 19% higher than in 2009, increasing earnings by USD 14 million. In this business area two vessels, which were sold in 2009, were delivered to the new owners and the Company took delivery of two newbuildings on long-term time charters in the beginning of the year and one vessel on a two-year charter and three vessels on short-term charters late in the year. Together with the full impact of the vessels sold and delivered to new owners in 2009, the net effect was a 16% decline in the number of available earning days, reducing earnings by USD 13 million.

The increase in time charter equivalent earnings in the Tanker Division and the Bulk Division can be summarised as illustrated in the above table Change in Time Charter Equivalent Earnings.

The table on the next page summarises earnings data per quarter.

EARNINGS DATA

USD/day	2009 Full year	2010 Q1	2010 Q2	2010 Q3	2010 Q4	2010 Full year	% Change full year
TANKER DIVISION							
LR2/Aframax vessels							
Available earning days	4,709	1,163	1,122	1,098	1,193	4,576	-3%
Owned	4,349	1,073	1,054	1,098	1,193	4,418	
T/C	360	90	68	0	0	158	
TCE per earning day from the LR2 Pool	20,059	19,270	17,185	19,848	17,061	18,538	-8%
TCE per earning day *)	18,370	18,456	15,505	17,672	18,565	17,573	-4%
LR1/Panamax vessels							
Available earning days	7,480	1,748	1,777	2,094	2,195	7,814	4%
Owned	2,493	630	599	638	643	2,510	
T/C	4,987	1,118	1,178	1,456	1,552	5,304	
TCE per earning day from the LR1 Pool	17,069	16,273	14,903	14,662	10,750	13,858	-19%
TCE per earning day *)	18,284	16,686	15,509	14,628	12,172	14,599	-20%
MR vessels							
Available earning days	13,949	3,755	3,916	4,212	4,053	15,936	14%
Owned	11,213	2,945	3,097	3,262	3,366	12,671	
T/C	2,736	810	819	950	686	3,265	
TCE per earning day from the MR Pool	15,207	14,179	12,567	13,753	12,524	13,304	-13%
TCE per earning day *)	15,561	14,700	12,363	14,280	11,993	13,326	-14%
SR vessels							
Available earning days	4,543	1,002	979	951	1,007	3,940	-13%
Owned	3,905	989	979	951	1,007	3,927	
T/C	638	13	0	0	0	13	
TCE per earning day *)	18,446	18,034	16,099	13,851	12,090	15,024	-19%
BULK DIVISION							
Panamax vessels							
Available earning days	5,413	1,119	1,060	1,189	1,193	4,561	-16%
Owned	1,931	315	182	184	173	853	
T/C	3,482	804	879	1,005	1,020	3,707	
TCE per earning day *)	16,099	18,298	18,611	20,418	19,294	19,184	19%
Handymax vessels							
Available earning days	0	0	0	0	30	30	
Owned	0	0	0	0	0	0	
T/C	0	0	0	0	30	30	
TCE per earning day *)	0	0	0	0	11,919	11,919	

*) TCE = Time charter equivalent earnings = Gross freight income less bunker, commissions and port expenses.

OPERATION OF VESSELS

For vessels chartered in on time charters, charter hire payments must be made whereas no operating expenses are incurred. As compared to 2009, charter hire paid in the Tanker Division increased by USD 6 million to USD 169 million in 2010, whereas charter hire paid in the Bulk Division increased by USD 2 million to USD 60 million. The increase in the Tanker Division of 4% was caused partly by an increase in the number of available earning days from vessels chartered in and partly by higher average charter rates compared to 2009.

Operating expenses for the owned vessels dropped by USD 18 million to USD 152 million in 2010 despite an increase in the number of operating days of 2%, which raised operating expenses by USD 3 million.

During 2010, TORM successfully continued the efforts under the "Greater Efficiency Power" programme, aimed at achieving sustainable cost savings, but especially at optimising the operating efficiency, gearing the Company for further growth. The Company managed to reduce average operating expenses per operating day by 11% from the level of 2009, causing a decrease in operating expenses of USD 21 million.

Operating expenses per operating day are reduced overall by 18% compared to 2008 as a result of the efficiency programme.

The total fleet of owned vessels had 179 off-hire days, corresponding to seven per thousand of the number of operating days in 2010 compared to 151 off-hire days, corresponding to six per thousand of the number of operating days in 2009.

ADMINISTRATIVE EXPENSES AND OTHER OPERATING INCOME

Total administrative expenses amounted to USD 78 million which was unchanged compared to 2009. Expenses relating to incentive schemes decreased by USD 6 million to USD 3 million compared to 2009. Administrative expenses for 2010 were impacted by one-off expenses relating to changes in Management amounting to USD 12 million. Before these one-off expenses, administrative expenses were reduced by 15% compared to the previous year.

Other operating income primarily comprises chartering commissions received by TORM in connection with the management of the three tanker pools. Other operating income amounted to USD 5 million in 2010, against USD 7 million in 2009. The decrease was related to a reduction in pool management commissions as a result of the lower freight rates and fewer pool vessels compared to 2009.

FINANCIAL INCOME AND EXPENSES

Net financial expenses in 2010 were USD 57 million against USD 69 million in 2009, corresponding to a decrease of USD 12 million. The most significant reason for this change was a reduction in negative fair value adjustments on derivative financial instruments for the year.

Fair value adjustments in 2010 include a negative adjustment of USD 3 million relating to purchase options acquired in 2007 as part of the OMI acquisition compared to a negative adjustment of USD 26 million in 2009.

TAX

Tax for the year amounted to an income of USD 1 million compared to an income of USD 2 million in 2009. Tax for 2010 comprises a current tax expense for the year of USD 1 million, compared to USD 3 million in the previous year, and an income of USD 2 million due to an adjustment to the estimated tax liabilities for the previous years, against an income of USD 5 million in 2009. The deferred tax liability at 31 December 2010 was USD 54 million compared to USD 55 million in 2009.

All significant Danish entities in the TORM Group entered into the tonnage tax scheme with effect from 2001. The Company had filed a complaint regarding the assessments by the tax authorities of the tax returns for the years 2001 to 2005, which resulted in a case before the National Income Tax Tribunal. This case was resolved in 2010, and the outcome did not significantly impact the financial statements because it was in line with the provisions previously made by the Company.

The assessment of the Company's tax returns for 2007 through 2009 is still pending, and the recognised current tax liabilities are to a great extent based on Management's judgement regarding the assessment. TORM paid USD 3 million in corporation tax in 2010 regarding the Danish entities included in the tonnage tax scheme.

VESSELS AND DRY-DOCKING

The increase in tangible fixed assets of USD 121 million to USD 2,800 million in 2010 is attributable to the change in vessels and capitalised dry-docking and in prepayments on vessels. The carrying value of vessels and capitalised dry-docking increased by USD 170 million to USD 2,560 million. The addition of new tonnage amounted to a total acquisition cost of USD 285 million, consisting of five MR newbuildings and one second-hand LR2 vessel, which was previously owned by a 50% owned joint venture.

Vessels and dry-docking were not affected by the delivery to the buyers of two bulk carriers during 2010 as these were treated as held for sale in 2009. Prepayments on vessels decreased by USD 47 million to USD 227 million due to additional costs relating to vessels under construction of USD 204 million less the above-mentioned newbuilding deliveries of USD 235 million and loss on sale of newbuildings for delivery to buyers in 2011. During 2010, TORM acquired the remaining 50% of a jointly controlled entity with an LR2 vessel as its only major asset. From the date of acquisition, the assets and liabilities of the entity were consolidated line by line in the balance sheet which reduced investments in and loans to jointly controlled entities by USD 28 million. Depreciation regarding tangible fixed assets amounted to USD 141 million in 2010, against USD 133 million in 2009.

At 31 December 2010, TORM's newbuilding programme comprised six MR tankers and four bulk carriers to be delivered during 2011 to 2013. Two of the bulk carriers have been sold and delivered to the new owners in 2011.

INVESTMENTS IN ENTITIES, INCLUDING JOINTLY CONTROLLED ENTITIES (FR8)

The carrying value of the investment in and loans to jointly controlled entities was USD 83 million at 31 December 2010, compared to USD 162 million at 31 December 2009. The carrying amount was reduced by an impairment loss of USD 35 million relating to the 50% investment in FR8. Please see below and note 9 for a discussion of the impairment testing performed by Management. The share of results of jointly controlled entities in 2010 was a loss of USD 11 million, of which a loss of USD 13 million derived from FR8, against a loss of USD 2 million in 2009, of which a loss of USD 5 million derived from FR8.

The Company holds minority investments in unlisted entities with an aggregate carrying amount of USD 3 million at 31 December 2010, which is unchanged from the previous year. The carrying amount of the unlisted shares is based on the estimated fair value computed and prepared using available information.

ASSESSMENT OF IMPAIRMENT OF ASSETS

During 2010, TORM continued to observe indications of potential impairment of the Company's assets in the form of a downward trend in freight rates and vessel prices. As a consequence, Management followed its usual practice of performing an impairment review every quarter and presenting the outcome to the Audit Committee. The Audit Committee evaluates the impairment review and prepares a recommendation to the Board of Directors. The recoverable amount of the assets is reviewed by assessing the net selling price and the value in use for the significant assets within the two cash generating units, the Tanker Division and the Bulk Division, and for the 50% investment in FR8.

Developments in operating expenses can be summarised as illustrated in the table below.

OPERATING EXPENSES

	Tanker Division				Bulk Division		
	SR	MR	LR1	LR2	Panamax	Unallo-cated	Total
Operating expenses 2009	27	77	23	31	11	1	170
Change in operating days	0	11	-3	1	-6		3
Change in operating expenses per day	-4	-11	-3	-2	-1		-21
Operating expenses 2010	23	77	17	30	4	1	152

The table below summarises the operating data for the Company's fleet of owned and bareboat chartered vessels

OPERATING DATA

	Tanker Division					Bulk Division	2010
	SR	MR	LR1	LR2	Total	Panamax	Total
Operating expenses per operating day in 2009	6,817	7,286	6,935	7,177	7,129	5,290	6,937
Operating expenses per operating day in 2010	5,804	6,386	5,834	6,598	6,259	4,517	6,197
Change in operating expenses per operating day in %	-15%	-12%	-16%	-8%	-12%	-15%	-11%
Operating days in 2010	4,015	12,150	2,917	4,472	23,554	865	24,419
- Off-hire	19	102	6	39	166	12	178
- Dry-docking	69	107	39	15	230	0	230
+/- Bareboat charters out/in	0	730	-362	0	368	0	368
+ Vessels chartered in	13	3,265	5,304	158	8,740	3,737	12,477
Available earning days	3,940	15,936	7,814	4,576	32,266	4,590	36,856

Operating expenses per operating day of USD 6,197 and USD 6,937 in 2010 and 2009, respectively, can be broken down by type of cost as illustrated in the figure below.

OPERATING EXPENSES PER OPERATING DAY


6,937
6,197
3%
-26%
-4%
-19%
-8%
USD/day
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2009
2010
Other
Insurance
Maintenance
Consumables
Crew

At 31 December 2010, Management concluded that assets in the Tanker Division and the Bulk Division were not impaired, whereas the carrying amount of the 50% investment in FR8 should be reduced by an impairment loss of USD 35 million to the calculated recoverable amount of USD 67 million.

In the assessment of the net selling price, Management included a review of market values derived as the average of three internationally recognised shipbrokers' valuations. The shipbrokers' primary input is deadweight tonnage, yard and age of the vessel. The assessment of the value in use was based on the net present value of the expected future cash flows derived from discounted cash flow calculations. The underlying assumptions for the discounted cash flow calculations are presented in note 9 on page 77. The key assumptions are considered to be related to future developments in freight rates and to the WACC applied as discounting factor in the calculations.

Management recognises that the discounted cash flow calculations are sensitive to changes in the key assumptions and has assessed the sensitivities as follows:

- Freight rates in the product tanker market and the bulk market are very volatile. Management believes that even significant short-term, i.e. one to two years, reductions in freight rates would not cause the carrying amount to exceed the recoverable amount of any of the cash generating units. However, should a permanent downward shift of 10% compared to the assumed freight rate levels occur, the carrying amount might exceed the recoverable amount of the Tanker Division, resulting in impairment of assets.

- The calculation of WACC is not as volatile as freight rates, but if TORM's financial position became strained, it could imply an increase in the cost of capital and the risk premium on the stock, which in turn could adversely affect WACC. A change in WACC of 2%-points would not affect the conclusion that the assets within the Tanker Division and the Bulk Division were not impaired.

Vessel values in the product tanker market remained under pressure at the beginning of 2011, and the Company will continue to monitor developments on a quarterly basis for indications of impairment.

LIQUIDITY AND CAPITAL RESOURCES

The invested capital increased by USD 61 million to USD 2,987 million at 31 December 2010, from USD 2,926 million at 31 December 2009. The increase can primarily be explained by the net addition of tonnage during the year.

The Company monitors equity adequacy by using gearing ratios, primarily the equity ratio, which is equity divided by total assets. The Company's policy is to maintain its equity ratio above 30%, both when executing short-term business activities and when considering strategic initiatives and planning long-term investments. At 31 December 2010, the equity ratio was 34% compared to 39% a year earlier.

Equity decreased by USD 132 million in 2010 to USD 1,115 million at 31 December 2010 from USD 1,247 million in 2009. The decrease in equity was mainly due to the loss for the year of USD 135 million.

Payment of the Company's obligations under loan agreements, along with payment of charter hire for chartered in vessels and all other commitments that TORM has entered into, is made from the cash generated by the Company. Total cash and cash equivalents amounted to USD 120 million at the end of 2010 against USD 122 million at the end of 2009, resulting in a net decrease in cash and cash equivalents for the year of USD 2 million, compared to a net decrease of USD 46 million in 2009.

The primary sources of the cash flow were proceeds from the sale of vessels and additional borrowings, which contributed total cash of USD 408 million.

The cash flows were primarily used to finance the acquisition of further additions to the fleet and to repay mortgage debt and bank loans, which required total cash of USD 413 million.

The Company's operations generated a cash outflow of USD 1 million in 2010, compared to an inflow of USD 116 million in 2009. In addition, the Company invested USD 254 million in tangible fixed assets during 2010, primarily comprising the deliveries under the newbuilding programme, against USD 289 million in 2009. In 2010, the Company generated USD 64 million in cash flow from the sale of non-current assets, primarily vessels, compared to USD 78 million in 2009.

The total cash inflow from financing activities amounted to USD 186 million, compared to a cash inflow of USD 37 million in 2009. Additional borrowings generated an inflow of USD 345 million, which was primarily used for repayment on mortgage debt and bank loans amounting to USD 159 million and for the financing of the newbuilding programme. TORM did not pay any dividends to its shareholders during 2010.

At 31 December 2010, TORM had entered into credit agreements with leading banks with a total commitment of USD 2,204 million, of which USD 1,973 million was drawn. Of total borrowings of USD 1,973 million, USD 1,845 million carried variable interest rates. The credit agreements are dedicated to the financing of new tonnage and to the ongoing financing of some of the existing vessels.

For the 10 vessels in the newbuilding programme as at 31 December 2010, payments corresponding to approximately 48% of the aggregate contract price of USD 499 million have been made. Following these payments, the total outstanding contractual commitment under the newbuilding programme amounted to USD 258 million at 31 December 2010.

TORM has a range of initiatives, including new debt and refinancing of debt maturities, which will add further to funding available. Based hereon and on the planned investments and projected operating cash flows in the next 12 months, TORM believes that the Company has sufficient cash flow to meet the operating requirements and cash flow obligations.

1 JANUARY - 31 DECEMBER

CONSOLIDATED INCOME STATEMENT

USD '000	Note	2010	2009
Revenue		856,075	862,251
Port expenses, bunkers and commissions		-298,830	-217,356
Freight and bunkers derivatives		3,339	-11,952
Time charter equivalent earnings		560,584	632,943
Charter hire		-228,631	-220,880
Operating expenses	4	-152,207	-169,556
Gross profit (Net earnings from shipping activities)	3	179,746	242,507
Net profit from sale of vessels		1,871	33,145
Administrative expenses	4, 5	-78,161	-78,194
Other operating income		4,788	7,331
Share of results of jointly controlled entities	29	-11,453	-2,256
EBITDA		96,791	202,533
Impairment losses on jointly controlled entities	9	-35,000	-20,000
Amortisations, depreciation and impairment losses	7, 8, 9	-141,410	-132,775
Operating profit (EBIT)		-79,619	49,758
Financial income	10	2,663	6,090
Financial expenses	10	-59,285	-74,896
Profit/(loss) before tax		-136,241	-19,048
Tax	13	982	1,686
Net profit/(loss) for the year		-135,259	-17,362

	Note	2010	2009
Earnings/(loss) per share			
Earnings/(loss) per share (USD)	30	-2.0	-0.3
Earnings/(loss) per share (DKK)*		-11.0	-1.3
Diluted earnings/(loss) per share (USD)	30	-2.0	-0.3
Diluted earnings/(loss) per share (DKK)*		-11.0	-1.3

* Calculated from USD to DKK at the average USD/DKK exchange rate for the relevant period.

The accompanying notes are an integrated part of these financial statements.

1 JANUARY - 31 DECEMBER

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

USD '000	2010	2009
Net profit/(loss) for the year	-135,259	-17,362
Other comprehensive income:		
Exchange rate adjustment arising on translation of entities using a measurement currency different from USD	-13	1
Fair value adjustment on hedging instruments	-4,948	26,455
Value adjustment on hedging instruments transferred to income statement	6,361	4,127
Value adjustment on hedging instruments transferred to assets	0	-1,203
Fair value adjustment on other investments available for sale	-229	1,545
Transfer to income statement on sale of investments available for sale	0	-3,681
Other comprehensive income after tax	1,171	27,244
Total comprehensive income for the year	-134,088	9,882

The accompanying notes are an integrated part of these financial statements.

AT 31 DECEMBER

CONSOLIDATED BALANCE SHEET

USD '000	Note	**2010**	2009
ASSETS			
NON-CURRENT ASSETS			
Intangible assets			
Goodwill		89,184	89,184
Other intangible assets		2,086	2,269
Total intangible assets	7, 9	91,270	91,453
Tangible fixed assets			
Land and buildings		3,626	3,687
Vessels and capitalised dry-docking	17	2,560,079	2,390,391
Prepayments on vessels		227,062	273,860
Other plant and operating equipment		9,504	10,734
Total tangible fixed assets	8, 9	2,800,271	2,678,672
Financial assets			
Investments in jointly controlled entities	9, 29	72,929	122,968
Loans to jointly controlled entities		10,298	38,766
Other investments	6	2,960	3,190
Other financial assets	24	6,000	8,500
Total financial assets		92,187	173,424
TOTAL NON-CURRENT ASSETS		2,983,728	2,943,549
CURRENT ASSETS			
Bunkers		41,089	24,618
Freight receivables	11	108,207	62,084
Other receivables	12	12,728	16,825
Other financial assets	24	0	400
Prepayments		20,385	13,558
Cash and cash equivalents		119,971	121,824
		302,380	239,309
Non-current assets held for sale	28	0	44,353
TOTAL CURRENT ASSETS		302,380	283,662
TOTAL ASSETS		3,286,108	3,227,211

The accompanying notes are an integrated part of these financial statements.

AT 31 DECEMBER

CONSOLIDATED BALANCE SHEET

USD '000	Note	2010	2009
EQUITY AND LIABILITIES			
EQUITY			
Common shares	14	61,098	61,098
Treasury shares	14	-17,883	-18,118
Revaluation reserves		-2,471	-2,242
Retained profit		1,072,330	1,205,146
Proposed dividends		0	0
Hedging reserves		-1,845	-3,258
Currency translation reserves		4,060	4,073
TOTAL EQUITY		1,115,289	1,246,699
LIABILITIES			
NON-CURRENT LIABILITIES			
Deferred tax liability	13	54,339	54,951
Mortgage debt and bank loans	15, 17	1,750,371	1,629,250
Finance lease liabilities	20	30,977	31,754
Acquired liabilities related to options on vessels	24	0	1,885
Acquired time charter contracts	23	0	61
TOTAL NON-CURRENT LIABILITIES		1,835,687	1,717,901
CURRENT LIABILITIES			
Mortgage debt and bank loans	15, 17	211,334	141,520
Finance lease liabilities	20	1,986	1,808
Trade payables		47,976	24,993
Current tax liabilities		1,740	5,664
Other liabilities	16	70,211	82,891
Acquired liabilities related to options on vessels	24	1,885	1,801
Acquired time charter contracts	23	0	3,803
Deferred income		0	131
TOTAL CURRENT LIABILITIES		335,132	262,611
TOTAL LIABILITIES		2,170,819	1,980,512
TOTAL EQUITY AND LIABILITIES		3,286,108	3,227,211

	Note
Accounting policies	1-2
Collateral security	17
Guarantee commitments and contingent liabilities	18
Contractual liabilities	19
Finance lease liabilities - as lessee	20
Time charter contracts	21
Purchase options on vessels	22
Acquired time charter contracts	23
Derivative financial instruments	24
Risks associated with TORM's activities	25
Financial instruments	26
Related party transactions	27
Non-current assets held for sale	28
Entities in the Group	29
Earnings/loss per share	30
Distribution of net profit/(loss) for the year, incl. proposed dividends	31
Cash flows	32

The accompanying notes are an integrated part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

USD '000	Common shares	Treasury shares	Retained profit	Proposed dividends	Revaluation reserves	Hedging reserves	Translation reserves	Total
EQUITY								
Balance at 1 January 2009	61,098	-18,118	1,209,540	55,100	-106	-32,637	4,072	1,278,949
Changes in equity 2009:								
Dividends paid				-51,240				-51,240
Dividends paid on treasury shares			2,520					2,520
Exchange rate adjustment on paid dividends			3,860	-3,860				0
Share-based compensation			6,588					6,588
Proposed dividends for the financial year								0
Total comprehensive income for the year			-17,362		-2,136	29,379	1	9,882
Total changes in equity 2009	0	0	-4,394	-55,100	-2,136	29,379	1	-32,250
Equity at 31 December 2009	61,098	-18,118	1,205,146	0	-2,242	-3,258	4,073	1,246,699
Changes in equity 2010:								
Disposal of treasury shares, cost		235						235
Loss from disposal of treasury shares			-235					-235
Share-based compensation			2,678					2,678
Proposed dividends for the financial year								0
Total comprehensive income for the year			-135,259		-229	1,413	-13	-134,088
Total changes in equity 2010	0	235	-132,816	0	-229	1,413	-13	-131,410
Equity at 31 December 2010	61,098	-17,883	1,072,330	0	-2,471	-1,845	4,060	1,115,289

The accompanying notes are an integrated part of these financial statements.

1 JANUARY - 31 DECEMBER

CONSOLIDATED CASH FLOW STATEMENT

USD '000	Note	**2010**	2009
CASH FLOW FROM OPERATING ACTIVITIES			
Operating profit		-79,619	49,758
Adjustments:			
Reversal of net profit from sale of vessels		-1,871	-33,145
Reversal of amortisations, depreciation and impairment losses		141,410	132,775
Reversal of impairment of jointly controlled entities		35,000	20,000
Reversal of share of results of jointly controlled entities		11,453	2,256
Reversal of other non-cash movements	32	-8,009	1,270
Dividends received		1	75
Dividends received from jointly controlled entities		1,690	3,050
Interest received and exchange rate gains		496	5,168
Interest paid and exchange rate losses		-54,368	-56,944
Income taxes paid/repaid		-3,565	-2,726
Change in bunkers, receivables and payables	32	-43,193	-5,284
Net cash flow from operating activities		-575	116,253
CASH FLOW FROM INVESTING ACTIVITIES			
Investment in tangible fixed assets		-253,945	-288,812
Investment in equity interests and securities		-13	-5
Loans to jointly controlled entities		3,300	4,688
Received share on options on vessels		0	1,500
Sale of equity interests and securities		0	4,747
Sale of non-current assets		63,751	78,486
Net cash flow from investing activities		-186,907	-199,396
CASH FLOW FROM FINANCING ACTIVITIES			
Borrowing, mortgage debt		344,693	333,641
Borrowing, finance lease liabilities		0	34,400
Repayment/redemption, mortgage debt		-153,759	-281,035
Repayment/redemption, finance lease liabilities		-5,305	-1,636
Dividends paid		0	-48,720
Cash flow from financing activities		185,629	36,650
Net cash flow from operating, investing and financing activities		-1,853	-46,493
Cash and cash equivalents at 1 January		121,824	168,317
Cash and cash equivalents at 31 December		119,971	121,824
Of which used as collateral		0	0
		119,971	121,824

The accompanying notes are an integrated part of these financial statements.

NOTES

NOTE 1

ACCOUNTING POLICIES
The annual report has been prepared in accordance with the International Financial Reporting Standards as adopted by the EU and the disclosure requirements for Danish listed companies' financial reporting required by OMX Nordic Exchange.

The annual report also complies with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The financial statements are prepared in accordance with the historical cost convention except where fair value accounting is specifically required by IFRS.

The functional currency in all major entities is USD, and the Company applies USD as presentation currency in the preparation of financial statements.

CHANGES IN ACCOUNTING POLICIES AND PRESENTATION
TORM has implemented the following standards and changes to standards in the annual report for 2010:

- Revised IFRS 3 "Business Combinations" and consequential amendments to IAS 27, IAS 28 and IAS 31.
- Amendments to IFRS 1 "First Time Adoption of International Financial Reporting Standards" relating to oil and gas assets and to limited exemptions from comparative IFRS 7 disclosures.
- Amendment to IFRS 2 "Share-Based Payment" relating to group cash-settled share-based payments.
- Amendments to IAS 39 "Financial Instruments: Recognition and Measurement: Eligible Hedged Items", "Reclassification of Financial Assets: Effective Date and Transition" and "Embedded Derivatives".

In addition, TORM has implemented a number of smaller changes and clarifications issued by IASB during 2009, including changes to IFRS 2, IFRS 5, IFRS 8, IAS 1, IAS 7, IAS 17, IAS 38 and IAS 39.

The implementation of the standards and changes to standards did not affect TORM's accounting policies. However, future business combinations will be affected by the revised IFRS 3.

ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED
IASB has issued the following interpretations and changes to standards which have not yet been adopted:

- Amendment to IAS 24 "Related Party Disclosures" revising the definition of related parties. The amendment is not expected to affect TORM.
- Amendment to IAS 32 "Financial Instruments: Presentation". The amendment is not expected to affect TORM.
- IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments". The interpretation is not expected to affect TORM.
- A number of smaller changes and clarifications during 2010 as part of the improvement project, including changes to IFRS 1, IFRS 3, IFRS 7, IAS 1, IAS 27 and IAS 34.

TORM will implement these changes when they become effective in 2011 and 2012.

Furthermore, IASB has issued the following standards and changes to standards which become effective on or after 1 January 2011 which have not yet been adopted by the EU:

- Amendments to IFRS 1 "First Time Adoption of International Financial Reporting Standards: Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters".
- Amendment to IFRS 7 "Financial Instruments – Disclosures" relating to transfers of financial assets.
- IFRS 9 "Financial Instruments - Classification and Measurement". The standard is the first phase in the replacement of IAS 39.
- Amendment to IAS 12 "Income Taxes": "Deferred Tax: Recovery of Underlying Assets".

TORM expects that the implementation of these standards and changes to standards will not materially affect the Company's financial statements.

KEY ACCOUNTING POLICIES
The Management considers the following to be the most important accounting policies for the TORM Group.

Participation in pools
TORM generates its revenue from shipping activities, which to a large extent are conducted through pools. Total pool revenue is generated from each vessel participating in the pools in which the Group participates and is based on either voyage or time charter parties. The pool measures net revenues based on the contractual rates and the duration of each voyage, and net revenue is recognised upon delivery of service in accordance with the terms and conditions of the charter parties.

The pools are regarded as jointly controlled operations, and the Company's share of the income statement and balance sheet in the respective pools is accounted for by recognising a proportional share, based on participation in the pool, combining items of uniform nature.

The Company's share of the revenues in the pools is primarily dependent on the number of days the Company's vessels have been available for the pools in relation to the total available pool earning days during the period.

TORM acts as pool manager for three pools in which the Company is participating with a significant number of vessels. As pool manager TORM receives a chartering commission income to cover the expenses associated with this role. The chartering commission income is calculated as a fixed percentage of the freight income from each charter agreement. If the pool does not earn any freight income, TORM will not receive any commission income. The commission income is recognised in the income statement under "Other operating income" simultaneously with the recognition of the underlying freight income in the pool.

Cross-over voyages
Revenue is recognised upon delivery of service in accordance with the terms and conditions of the charter parties. For cross-over voyages

NOTES

NOTE 1 - CONTINUED

(voyages in progress at the end of a reporting period) the uncertainty and the dependence on estimates are greater than for finanlised voyages. The Company recognises a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed on the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage. Voyage expenses are recognised as incurred.

When recognising net revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate, and for time charter parties a lower day rate may have been agreed for additional days. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses.

Demurrage revenues

Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of a demurrage revenue. Demurrage revenues are recognised upon delivery of service in accordance with the terms and conditions of the charter parties. Upon completion of the voyage, the Company assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognised as demurrage revenue. The Company receives the demurrage payment upon reaching final agreement of the amount, which on average is approximately 100 days after the original demurrage claim was submitted. If the Group accepts a reduction of more than 5% of the original claim, or if the charterer is not able to pay, demurrage revenue will be affected.

Vessels

Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use including interest expenses incurred during the period of construction, based on the loans obtained for the vessels. All major components of vessels except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful lives, which TORM estimates to be 25 years. The Company considers that a 25-year depreciable life is consistent with that used by other shipowners with comparable tonnage. Depreciation is based on cost less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements and the Company's business plans.

The Company also evaluates the carrying amounts to determine if events have occurred that indicate impairment and would require a modification of their carrying amounts. Prepayment on vessels is measured at costs incurred.

Dry-docking

The vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 and 60 months depending on the nature of work and external requirements. These dry-docking costs are capitalised and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs are reviewed at least at each financial year-end based on market conditions, regulatory requirements and TORM's business plans.

A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. Depreciation hereof is carried over the period until the next dry-docking. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which again is based on experience and past history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalised separately, taking into account the normal docking intervals of the Company.

At subsequent dry-dockings the costs comprise the actual costs incurred at the dry-docking yard. Dry-docking costs may include the cost of hiring crews to effect replacements and repairs and the cost of parts and materials used, cost of travel, lodging and supervision of Company personnel and the cost of hiring third-party personnel to oversee a dry-docking. Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of antifouling and hull paint, steel repairs and refurbishment and replacement of other parts of the vessel.

Deferred tax

All significant Danish entities within the Group entered into the Danish tonnage tax scheme for a binding 10-year period with effect from 1 January 2001. As a consequence of the OMI acquisition in 2007, however, a new 10-year binding period commenced with effect from 1 January 2007. Under the Danish tonnage tax scheme, taxable income is not calculated on the basis of income and expenses as under the normal corporate taxation. Instead, taxable income is calculated with reference to the tonnage used during the year. The taxable income for a company for a given period is calculated as the sum of the taxable income under the tonnage taxation scheme and the taxable income from the activities that are not covered by the tonnage tax scheme made up in accordance with the ordinary Danish corporate tax system.

If the entities' participation in the Danish tonnage tax scheme is abandoned, or if the entities' level of investment and activity is significantly reduced, a deferred tax liability will become payable. A deferred tax liability is recognised in the balance sheet at each period end and is accounted for using the balance sheet liability method. The deferred tax liability relating to the vessels is measured on the basis of the difference between the tax value of the vessels at the date of entry into the tonnage tax scheme and the lower of the cost and the realised or realisable sales value of the vessels.

NOTES

NOTE 1 - CONTINUED

OTHER ACCOUNTING POLICIES

Consolidation principles
The consolidated financial statements comprise the financial statements of the Parent Company TORM A/S and its subsidiaries, i.e. the entities in which the Parent Company, directly or indirectly, holds the majority of the votes or otherwise has a controlling interest. Entities in which the Group exercises significant but not controlling influence are regarded as associated companies and are recognised using the equity method.

Companies which are by agreement managed jointly with one or more companies and therefore subject to joint control (jointly controlled entities) are accounted for using the equity method.

The consolidated financial statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries and proportionately consolidated activities by combining items of a uniform nature and eliminating intercompany transactions, balances and shareholdings as well as realised and unrealised gains and losses on transactions between the consolidated companies. The financial statements used for consolidation purposes are prepared in accordance with the Company's accounting policies.

Business combinations
Newly acquired or formed entities are recognised in the consolidated financial statements from the date of acquisition or formation. The date of acquisition is the date on which control over the entity is effectively transferred. Sold or unwound entities are recognised in the consolidated financial statements until the date of the sale or the unwinding. The date of sale or unwinding is the date when control is effectively transferred to third parties. The comparative figures are not restated for entities acquired, disposed of or wound up.

Business combinations are accounted for by applying the purchase method, whereby the acquired entities' identifiable assets, liabilities and contingent liabilities are measured at fair value at the acquisition date. The tax effect of the revaluation activities is also taken into account. The cost of a business combination is measured as the fair value of the consideration agreed upon. When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of that adjustment is included in the cost of the combination if the event is probable and the adjustment can be measured reliably. Costs of issuing debt or equity instruments in connection with a business combination are accounted for together with the debt or equity issuance. All other costs associated with the acquisition are expensed in the income statement.

The excess of the cost of the business combination over the fair value of the acquired assets, liabilities and contingent liabilities is recognised as goodwill under intangible assets and is tested for impairment at least once every year. Upon acquisition, goodwill is allocated to the cash generating units, which subsequently form the basis for the impairment test.

If the fair value of the acquired assets, liabilities and contingent liabilities exceeds the cost of the business combination, the identification of assets and liabilities and the processes of measuring the fair value of the assets and liabilities and the cost of the business combination are reassessed. If the fair value of the business combination continues to exceed the cost, the resulting gain is recognised in the income statement.

Foreign currencies
The functional currency of all significant entities including subsidiaries and associated companies is USD, because the Company's vessels operate in international shipping markets, in which revenues and expenses are settled in USD, and the Company's most significant assets and liabilities in the form of vessels and related financial liabilities are in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the date of the transactions. Cash, accounts receivable and payable and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognised in the income statement under "Financial income and expenses".

An exchange rate gain or loss relating to a non-monetary item carried at fair value is recognised in the same line as the fair value adjustment.

The reporting currency of the Company is USD. Upon recognition of entities with functional currencies other than USD, the financial statements are translated into USD. Items in the income statement are translated into USD at the average exchange rates for the period, whereas balance sheet items are translated at the exchange rates as at the balance sheet date. Exchange differences arising from the translation of financial statements into USD are recognised as a separate component of equity. On the disposal of an entity, the cumulative amount of the exchange differences deferred in the separate component of equity relating to that entity shall be transferred to the income statement as part of the gain or loss on disposal.

Derivative financial instruments
Derivative financial instruments, primarily interest rate swaps, forward currency exchange contracts, forward freight agreements and forward contracts regarding bunker purchases, are entered to hedge future committed or anticipated transactions. TORM applies hedge accounting under the specific rules for cash flow hedges when allowed and appropriate.

In addition, TORM takes limited positions in forward freight agreements as a supplement to the Company's physical positions in vessels, which are not entered for hedge purposes.

Derivative financial instruments are initially recognised in the balance sheet at fair value at the date the derivative contract is entered into and are subsequently measured at their fair value as other receivables or other liabilities, respectively.

Changes in fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognised directly in Other comprehensive income. When the hedged transaction is recognised in the income statement, the cumulative value adjustment recognised in Other comprehensive income is transferred to the income statement and included in the same line as the hedged transaction. However, when the forecast transaction that is

NOTES

NOTE 1 - CONTINUED

hedged results in the recognition of a fixed asset, the gains and losses previously accumulated in Other comprehensive income are transferred from Other comprehensive income and included in the initial measurement of the cost of the fixed asset. Changes in fair value of a portion of a hedge deemed to be ineffective are recognised in the income statement.

Changes in fair value of derivative financial instruments that are not designated as hedges are recognised in the income statement. While effectively reducing cash flow risk in accordance with the risk management policy of the Company, interest rate swaps with cap features and certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivate financial instruments are therefore recognised in the income statement under Financial income or expenses for interest rate swaps with cap features and under "Freight and bunkers derivatives" for forward freight agreements and forward bunker contracts. Changes in fair value of forward freight agreements, which are not entered for hedge purposes, are also recognised under "Freight and bunkers derivatives."

Segment information

TORM consists of two business segments: The Tanker Division and the Bulk Division. This segmentation is based on the Group's internal management and reporting structure. In the tanker segment, the services provided primarily comprise transport of refined oil products such as gasoline, jet fuel and naphtha, and in the bulk segment the services provided comprise transport of dry cargo – typically commodities such as coal, grain, iron ore, etc. Transactions between segments are based on market-related prices and are eliminated at Group level. The Group only has one geographical segment, because the Company considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world. Furthermore, the internal management reporting does not provide such information. Consequently, it is not possible to provide geographical segment information on revenue from external customers or non-current segment assets.

The accounting policies applied for the segments regarding recognition and measurement are consistent with the policies for TORM as described in this note.

The segment income statement comprises revenues directly attributable to the segment and expenses, which are directly or indirectly attributable to the segment. Indirect allocation of expenses is based on distribution keys reflecting the segment's use of shared resources.

The segment non-current assets consist of the non-current assets used directly for segment operations.

Current assets are allocated to segments to the extent that they are directly attributable to segment operations, including inventories, outstanding freight or other receivables and prepayments.

Segment liabilities comprise segment operating liabilities including trade payables and other liabilities.

Not-allocated items primarily comprise assets and liabilities as well as revenues and expenses relating to the Company's administrative functions and investment activities, including cash and bank balances, interest-bearing debt, income tax, deferred tax, etc.

Employee benefits

Wages, salaries, social security contributions, paid holiday and sick leave, bonuses and other monetary and non-monetary benefits are accrued in the year in which the employees render the associated services.

Pension plans

The Group has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

Share-based compensation

For the period 2007-2009, the Management and all land-based employees and officers employed on permanent contracts (apart from trainees, apprentices and cadets) that were directly employed by TORM A/S participated in an incentive scheme, which includes grant of shares and share options. In 2010, a new incentive scheme including share options has been established for Management and certain key employees. The schemes do not provide the choice of cash settlement instead of shares. The fair value of the shares and share options granted under the schemes is measured at the grant date and is recognised in the income statement as a personnel expense under administrative expenses and operating costs over the vesting period. The counteritem is recognised in equity. The fair value is measured based on the Black-Scholes and the Monte Carlo models.

Leases

Agreements to charter in vessels and to lease other plant and operating equipment, where TORM has substantially all the risks and rewards of ownership, are recognised in the balance sheet as finance leases. Lease assets are measured at the lower of fair value and the present value of minimum lease payments determined in the agreements.

For the purpose of calculating the present value, the interest rate implicit in the lease or an incremental borrowing rate is used as discount factor. The lease assets are depreciated and written down under the same accounting policy as the vessels owned by the Company or over the lease period depending on the lease terms.

The corresponding lease obligation is recognised as a liability in the balance sheet, and the interest element of the lease payment is charged to the income statement as incurred.

Other charter agreements concerning vessels and other leases are classified as operating leases, and lease payments are charged to the income statement on a straight-line basis over the lease term. The obligation for the remaining lease period is disclosed in the notes to the financial statements.

Agreements to charter out vessels, where substantially all the risks and rewards of ownership are transferred to the lessee, are classified as finance leases, and an amount equal to the net investment in the lease is recognised and presented in the balance sheet as a receivable. The carrying amount of the vessel is de-recognised and any gain or loss on disposal is recognised in the income statement.

NOTES

NOTE 1 - CONTINUED

Other agreements to charter out vessels are classified as operating leases and lease income is recognised in the income statement on a straight-line basis over the lease term.

Sale and leaseback transactions

A gain or loss related to a sale and leaseback transaction resulting in a finance lease is deferred and amortised in proportion to the gross rental on the time charter over the lease term.

A gain related to a sale and leaseback transaction resulting in an operating lease is recognised in the income statement immediately, provided the transaction is agreed on market terms or the sales price is lower than the fair value. If the sales price exceeds the fair value, the difference between the sales price and the fair value is deferred and amortised in proportion to the lease payments over the life of the lease. A loss related to a sale and leaseback transaction resulting in an operating lease is recognised in the income statement at the date of the transaction except if the loss is compensated by future lease payments below fair value. In addition, the loss is deferred and amortised in proportion to the lease payments over the life of the lease.

INCOME STATEMENT

Revenue

Income, including revenue, is recognised in the income statement when:

- The income creating activities have been carried out on the basis of a binding agreement
- The income can be measured reliably
- It is probable that the economic benefits associated with the transaction will flow to the Company
- Costs relating to the transaction can be measured reliably

Revenue comprises freight, charter hire and demurrage revenues from the vessels and gains and losses from forward freight agreements designated as hedges. Revenue is recognised when it meets the general criteria mentioned above and when the stage of completion can be measured reliably. Accordingly, freight, charter hire and demurrage revenue are recognised at selling price upon delivery of the service according to the charter parties concluded.

Port expenses, bunkers and commissions

Port expenses, bunker fuel consumption and commissions are recognised as incurred. Gains and losses from forward bunker contracts designated as hedges and write-down and provisions for losses on freight receivables are included in this line.

Freight and bunkers derivatives

Freight and bunkers derivatives include fair value adjustments and gains and losses on forward freight agreements, forward bunker contracts and other derivative financial instruments directly relating to shipping activities which are not designated as hedges.

Charter hire

Charter hire includes the expenses related to the chartering in of vessels incurred in order to achieve the net revenue for the period.

Operating expenses

Operating expenses, which comprise crew expenses, repair and maintenance expenses and tonnage duty, are expensed as incurred.

Net profit from sale of vessels

Profit or loss from sale of vessels is recognised when the significant risks and rewards of ownership have been transferred to the buyer, and it is measured as the difference between the sales price less sales costs and the carrying amount of the asset. Net profit from sale of vessels also includes onerous contracts related to sale of vessels.

Administrative expenses

Administrative expenses, which comprise administrative staff costs, management costs, office expenses and other expenses relating to administration, are expensed as incurred.

Other operating income

Other operating income primarily comprises chartering commissions, management fees and profits and losses deriving from the disposal of other plant and operating equipment.

Impairment losses on jointly controlled entities

Impairment losses on jointly controlled entities comprise the reduction in the value of the equity investment in jointly controlled entities by the amount by which the carrying amount of the investment exceeds its recoverable amount. In the event of indication of impairment of value, the carrying amount is assessed and the value of the asset is reduced to its recoverable amount equal to the higher of the value in use based on net present value of future earnings from the assets and its net selling price.

Amortisations, depreciation and impairment losses

Amortisations, depreciation and impairment losses comprise amortisation of other intangible assets and depreciation of tangible fixed assets for the period as well as the reduction in the value of assets by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment, the carrying amount is assessed and the value of the asset is reduced to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its net selling price. The recoverable amount of goodwill is assessed every quarter.

Financial income

Financial income comprises interest income, realised and unrealised exchange rate gains relating to transactions in currencies other than the functional currency, realised gains from other equity investments and securities, unrealised gains from securities, dividends received and other financial income including value adjustments of certain financial instruments not accounted for as hedging instruments.

Interest is recognised in accordance with the accrual basis of accounting taking into account the effective interest rate. Dividends from other investments are recognised when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

NOTES

NOTE 1 - CONTINUED

Financial expenses
Financial expenses comprise interest expenses, financing costs of finance leases, realised and unrealised exchange rate losses relating to transactions in currencies other than the functional currency, realised losses from other equity investments and securities, unrealised losses from securities and other financial expenses including value adjustments of certain financial instruments not accounted for as hedging instruments.

Interest is recognised in accordance with the accrual basis of accounting taking into account the effective interest rate.

Tax
In Denmark, TORM A/S is jointly taxed with its Danish subsidiaries. The Parent Company provides for and pays the aggregate Danish tax of the taxable income of these companies, but recovers the relevant portion of the taxes paid from the subsidiaries based on each entity's portion of the aggregate taxable income. Tax expenses include the expected tax including tonnage tax of the taxable income for the year for the Group, adjustments relating to previous years and the change in deferred tax for the year. However, tax relating to items posted in equity is posted directly in equity.

BALANCE SHEET

Goodwill
Goodwill is measured as the excess of the cost of the business combination over the fair value of the acquired assets, liabilities and contingent liabilities and is recognised as an asset under intangible assets. Goodwill is not amortised, but is tested at least once every year for impairment. Goodwill is for impairment testing purposes allocated to those cash generating units, to which it relates.

Other intangible assets
Other intangible assets were acquired in connection with the acquisition of OMI and are amortised over their useful lives, which vary from one to 15 years.

Other plant and operating equipment
Land is measured at cost.

Buildings are measured at cost less accumulated depreciation and accumulated impairment losses. Buildings are depreciated on a straight-line basis over 50 years.

Operating equipment is measured at cost less accumulated depreciation. Computer equipment is depreciated on a straight-line basis over three years, and other operating equipment is depreciated on a straight-line basis over five years.

Leasehold improvements are measured at cost less accumulated amortisation and impairment losses, and leasehold improvements are amortised on a straight-line basis over the shorter of the term of the lease and the estimated useful life. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use.

Investments in jointly controlled entities
Investments in jointly controlled entities comprise investments in companies which are by agreement managed jointly with one or more companies and therefore subject to joint control and are measured at equity value.

Financial assets
Financial assets are initially recognised on settlement date at fair value plus transaction costs, except for financial assets at fair value through profit or loss, which are recognised at fair value. Financial assets are de-recognised when the rights to receive cash flows from the assets have expired or have been transferred. Financial assets are classified as:
- Financial assets at fair value through profit or loss
- Held-to-maturity investments
- Loans and receivables
- Available-for-sale financial assets

Other investments
Other investments comprise shares in other companies and are classified as available-for-sale. Listed shares are measured at the market value at the balance sheet date, and unlisted shares are measured at estimated fair value. Unrealised gains and losses resulting from changes in fair value of shares are recognised in Other comprehensive income. Realised gains and losses resulting from sales of shares are recognised as financial items in the income statement. The cumulative value adjustment recognised in Other comprehensive income is transferred to the income statement when the shares are sold. Dividends on shares in other companies are recognised as income in the period in which they are declared.

Other investments are presented as non-current unless Management intends to dispose of the investments within 12 months of the balance sheet date.

Other financial assets
Other financial assets comprise TORM's rights to a share of the gain on purchase options on vessels, which were acquired as part of the acquisition of OMI, and are classified as derivative financial instruments. The rights are measured and recognised at fair value, and the change for the period is recognised in the income statement under financial income or expenses.

Receivables
Outstanding freight receivables and other receivables that are of a current nature, expected to be realised within 12 months from the balance sheet date, are classified as loans and receivables and presented as current assets. Receivables are measured at the lower of amortised cost and net realisable values, which corresponds to nominal value less provision for bad debts. Derivative financial instruments included in other receivables are measured at fair value.

Impairment of assets
Non-current assets are reviewed quarterly to determine any indication of impairment either due to a significant decline in the assets' market value or in the cash flows generated by the assets. In case of such indication, the recoverable amount of the asset is estimated as the higher of the assets' net selling price and its value in use. The value

NOTES

NOTE 1 - CONTINUED

in use is the present value of the future cash flows expected to derive from an asset. If the recoverable amount is less than the carrying amount of the asset, the carrying amount is reduced to the recoverable amount. The impairment loss is recognised immediately in the income statement.

For the purpose of assessing impairment, assets including goodwill and time charter and bareboat contracts are grouped at the lowest levels at which goodwill is monitored for internal management purposes. The two cash generating units of the Company are the Tanker Division and the Bulk Division.

Bunkers
Bunkers and luboil are stated at the lower of cost and net realisable value. The cost is determined by the FIFO method and includes expenditures incurred in acquiring the bunkers and luboil and delivery cost less discounts.

Treasury shares
Treasury shares are recognised as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognised directly in equity.

Dividend
Dividend is recognised as a liability at the time of declaration at the Annual General Meeting. Dividend proposed for the year is moved from "Retained profit" and presented as a separate component of equity.

Provisions
Provisions are recognised when the Company has a legal or constructive obligation as a result of past events and it is probable that it will lead to an outflow of resources that can be reliably estimated. Provisions are measured at the estimated liability that is expected to arise.

Acquired liabilities related to options on vessel
As part of the acquisition of OMI, the Company acquired certain option obligations relating to vessels chartered out on time charter contracts. The option obligations are classified as derivative financial instruments and are recognised at fair value. The change for the period is recognised in the income statement under financial income or expenses.

Acquired time charter contracts
As part of the acquisition of OMI, the Company acquired certain time charter contracts which have terms that are less favorable than the market terms prevailing at the time of the acquisition. The Company has recognised a liability based on the estimated fair value of these contracts and is amortising this liability over the remaining term of the contracts. The change for the period is recognised in the income statement under revenue.

Other liabilities
Liabilities are generally measured at amortised cost. Mortgage debt and bank loans relating to the financing of vessels are initially measured at nominal amounts less premiums and costs incurred in the loan arrangement and subsequently at amortised cost with the difference between the loan proceeds and the nominal value being recognised in the income statement over the term of the loan.

Derivative financial instruments included in other liabilities are measured at fair value.

Cash flow statement
The cash flow statement shows the Company's cash flows and cash and cash equivalents at the beginning and the end of the period.

Cash flow from operating activities is presented using the indirect method and is based on net profit for the year adjusted for tax expenses, financial income and expenses, profit from sale of vessels, non-cash operating items, changes in working capital, income tax paid, dividends received and interest paid/received.

Cash flow from investing activities comprises dividends received and the purchase and sale of tangible fixed assets and financial fixed assets.

Cash flow from financing activities comprises changes in long-term debt, bank loans, purchases or sales of treasury shares and dividend paid to shareholders.

Cash and cash equivalents comprise cash at bank and in hand and highly liquid bonds with a term to maturity not exceeding three months. Other bonds and other equity investments are classified as investment activities.

Earnings per share
Basic earnings per share are calculated by dividing the consolidated profit or loss available to common shareholders by the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. Purchases and sales of treasury shares during the period are weighted based on the remaining period.

Diluted earnings per share are calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

NOTES

NOTE 2

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of the consolidated financial statements in conformity with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made, different estimates could reasonably have been used or if changes in the estimate that would have a material impact on the Company's financial condition or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates applied are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

Management believes that the following are the significant accounting estimates and judgments used in the preparation of the consolidated financial statement:

Carrying amounts of vessels
The Company evaluates the carrying amounts of the vessels to determine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment such as reported sale and purchase prices, market demand and general market conditions. Furthermore, market valuations from leading, independent and internationally recognised shipbroking companies are obtained on a quarterly basis as part of the review for potential impairment indicators. If an indication of impairment is identified, the need for recognising an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

The review for potential impairment indicators and projection of future undiscounted and discounted cash flows related to the vessels is complex and requires the Company to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

The carrying amounts of TORM's vessels may not represent their fair market value at any point in time as market prices of second-hand vessels to a certain degree tend to fluctuate with changes in charter rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment of vessels may be required.

There were no impairments of vessels recorded in 2009 or 2010.

Tax
All significant Danish entities within the Group entered into the Danish tonnage tax scheme with effect from 1 January 2001 and have filed tax returns up to 2009. The assessment of the tax returns by the tax authorities has not yet been completed for 2007 to 2009. The complaint filed by TORM regarding the assessments for the years 2001 to 2005 was withdrawn in 2010. The tax regulations are highly complex, and while the Group aims to ensure the estimates of tax assets and liabilities that it records are accurate, there may be instances where the process of agreeing the tax liabilities with the tax authorities could require adjustments to be made to estimates previously recorded.

It is the Group's assessment that there is uncertainty as to the estimate of taxes payable as of 31 December 2010 due to the lack of precedents that have interpreted the tonnage tax regulation. The estimate is based on scenario analyses and discussions with the tax authorities, tax advisers and industry organisations, and the uncertainty primarily relates to the split of the activities between income and expenses from shipping-related activities, which are taxed under the tonnage tax scheme, and income and expenses from other activities, which are not taxed under the tonnage tax scheme.

NOTES

NOTE 3

USD million	Tanker Division	Bulk Division	Not allocated	**Total 2010**
CONSOLIDATED SEGMENT INFORMATION				
INCOME STATEMENT				
Revenue	762.9	93.2	0.0	856.1
Port expenses, bunkers and commissions	-293.7	-5.1	0.0	-298.8
Freight and bunker derivatives	3.5	-0.2	0.0	3.3
Time charter equivalent earnings	472.7	87.9	0.0	560.6
Charter hire	-168.9	-59.7	0.0	-228.6
Operating expenses	-148.4	-3.8	0.0	-152.2
Gross profit/(loss) (Net earnings from shipping activities)	155.4	24.4	0.0	179.8
Net profit from sale of vessels	0.0	1.9	0.0	1.9
Administrative expenses	-70.0	-8.2	0.0	-78.2
Other operating income	4.8	0.0	0.0	4.8
Share of results of jointly controlled entities	1.4	0.0	-12.9	-11.5
EBITDA	91.6	18.1	-12.9	96.8
Impairment losses on jointly controlled entities	0.0	0.0	-35.0	-35.0
Amortisation, depreciation and impairment losses	-138.7	-2.7	0.0	-141.4
Operating profit (EBIT)	-47.1	15.4	-47.9	-79.6
Financial income			2.7	2.7
Financial expenses			-59.3	-59.3
Profit/(loss) before tax			-104.5	-136.2
Tax			1.0	1.0
Net profit/(loss) for the year			-103.5	-135.2
BALANCE SHEET				
Total non-current assets	2,781.4	157.3	45.0	2,983.7
Total liabilities	105.9	4.8	2,060.1	2,170.8
OTHER INFORMATION				
Additions to intangible assets and tangible fixed assets	236.9	44.6	0.0	281.5
Impairment losses recognised in the income statement	0.0	0.0	-35.0	-35.0
Reversal of impairment losses recognised in the income statement	0.0	0.0	0.0	0.0
Investments in jointly controlled entities	6.1	0.0	66.8	72.9

The activity in TORM's 50% ownership of FR8 Holding Pte. Ltd. is included in "Not allocated".

During the year, there have been no transactions between the Tanker and the Bulk segments, and therefore all revenue derives from external customers.

TORM consists of two business segments: The Tanker Divsion and the Bulk Division. This segmentation is based on the Group's internal management and reporting structure.

The Group has only one geographical segment, because the Company considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world.

In the Tanker Division, a major portion of the Company's freight revenue is concentrated on a small group of customers. In 2010, one customer in the Tanker Division accounted for 11% (2009: 13%) of the total freight revenue of the Company.

Please also refer to the section Segment information in note 1.

NOTES

NOTE 3 - CONTINUED

USD million	Tanker Division	Bulk Division	Not allocated	**Total 2009**
CONSOLIDATED SEGMENT INFORMATION				
INCOME STATEMENT				
Revenue	745.2	117.1	0.0	862.3
Port expenses, bunkers and commissions	-213.5	-3.9	0.0	-217.4
Freight and bunkers derivatives	-12.0	0.0	0.0	-12.0
Time charter equivalent earnings	519.7	113.2	0.0	632.9
Charter hire	-163.0	-57.9	0.0	-220.9
Operating expenses	-159.0	-10.5	0.0	-169.5
Gross profit/(loss) (Net earnings from shipping activities)	197.7	44.8	0.0	242.5
Net profit from sale of vessels	0.0	33.1	0.0	33.1
Administrative expenses	-71.7	-6.5	0.0	-78.2
Other operating income	7.4	0.0	0.0	7.4
Share of results of jointly controlled entities	3.5	0.0	-5.8	-2.3
EBITDA	136.9	71.4	-5.8	202.5
Impairment losses on jointly controlled entities	0.0	0.0	-20.0	-20.0
Amortisations, depreciation and impairment losses	-126.1	-6.6	0.0	-132.7
Operating profit (EBIT)	10.8	64.8	-25.8	49.8
Financial income			6.1	6.1
Financial expenses			-74.9	-74.9
Profit/(loss) before tax			-94.6	-19.0
Tax			1.6	1.6
Net profit/(loss) for the year			-93.0	-17.4
BALANCE SHEET				
Total non-current assets	2,655.8	131.1	156.6	2,943.5
Total liabilities	67.7	4.1	1,908.7	1,980.5
OTHER INFORMATION				
Additions to intangible assets and tangible fixed assets	261.2	26.4	0.0	287.6
Impairment losses recognised in the income statement	0.0	0.0	-20.0	-20.0
Reversal of impairment losses recognised in the income statement	0.0	0.0	0.0	0.0
Investments in jointly controlled entities	8.3	0.0	114.7	123.0

The activity that TORM owned in a 50/50 joint venture with Teekay and the 50% ownership of FR8 Holding Pte. Ltd. is included in "Not allocated".

During the year, there have been no transactions between the Tanker and the Bulk segments, and therefore all the revenue derives from external customers.

Revenue under the Bulk segment includes an income of USD 26 million, which relates to compensation received for premature redelivery to TORM of four Panamax bulk carriers on long-term time charter contracts.

Please also refer to the section Segment information in note 1.

NOTES

NOTE 4

USD million	2010	2009
STAFF COSTS		
Total staff costs		
Staff costs included in operating expenses	20.9	22.0
Staff costs included in administrative expenses	49.6	45.1
	70.5	67.1
Staff costs comprise the following		
Wages and salaries	62.8	54.3
Share-based compensation	2.3	7.0
Pension costs	4.7	4.8
Other social security costs	0.7	1.0
	70.5	67.1

NOTE 4 - CONTINUED

USD '000

Of which remuneration to the Board of Directors and salaries to the Executive Management:

Board of Directors 2010	Board remune-ration	Committee remune-ration	Total-short-term benefits
Niels Erik Nielsen	176	9	185
Christian Frigast	115	17	132
Peter Abildgaard	71	0	71
Lennart Arrias	71	0	71
Margrethe Bligaard Thomasen	71	0	71
Bo Jagd	71	8	79
Jesper Jarlbæk	71	8	79
Gabriel Panayotides	71	8	79
Angelos Papoulias	71	0	71
Stefanos-Niko Zouvelos	71	8	79
Total for 2010	859	58	917

	Short-term benefits					
Executive Management 2010	Salaries	Bonus	Pension	Share-based compen-sation	One-off compen-sation	Total
Jacob Meldgaard (started on 1 April 2010)	705	0	0	14	11,654	12,373
Roland M. Andersen	682	378	21	278	0	1,359
Mikael Skov (1 January - 11 March 2010)	356	0	21	312	2,670	3,359
Total for 2010	1,743	378	42	604	14,324	17,091

One-off compensation for Mikael Skov is compensation for taking the position as CEO in the interim period until Jacob Meldgaard joined as new CEO.

One-off compensation for Jacob Meldgaard constituting a provision of USD 11.7 million covers the Company's obligation to compensate Jacob Meldgaard for the loss he may incur on granted share options, bonus, a.o., that he forfeited due to his resignation from his previous employment. The amount will be conclusively settled and paid in 2012. Bonus for Roland M. Andersen was guaranteed as part of the employment contract from 2008.

Board of Directors 2009	Board remune-ration	Committee remune-ration	Total-short-term benefits
Niels Erik Nielsen	280	9	289
Christian Frigast	121	19	140
Peter Abildgaard	75	0	75
Lennart Arrias	75	0	75
Margrethe Bligaard Thomasen	75	0	75
Bo Jagd	75	9	84
Jesper Jarlbæk (appointed on 22 April 2009)	51	7	58
Gabriel Panayotides	75	7	82
E. Michael Steimler (resigned on 19 August 2009)	47	0	47
Angelos Papoulias (appointed on 22 April 2009)	51	0	51
Stefanos-Niko Zouvelos	75	9	84
Total for 2009	1,000	60	1,060

	Short-term benefits					
Executive Management 2009	Salaries	Bonus	Pension	Share-based compen-sation	One-off compen-sation	Total
Mikael Skov	848	0	84	746	1,865	3,543
Roland M. Andersen	681	633	63	399	0	1,776
Total for 2009	1,529	633	147	1,145	1,865	5,319

One-off compensation for Mikael Skov is compensation for taking the position as CEO in the interim period until Jacob Meldgaard joined as new CEO.

Bonus for Roland M. Andersen was guaranteed as part of the employment contract from 2008.

Employee information

The average number of permanently employed staff in the Group in the financial year was 533 (2009: 573).

The majority of the staff on vessels are not employed by TORM.

The average number of employees is calculated as a full-time equivalent (FTE).

The members of Management are, in the event of termination by the Company, entitled to a severance payment of up to 24 months' salary.

NOTES

NOTE 4 - CONTINUED

INCENTIVE SCHEME FOR MANAGEMENT AND CERTAIN EMPLOYEES FOR 2010-2012

In 2010, a share option based incentive scheme was established for 39 employees including the Executive Management, members of the management group and certain key employees. The Board of Directors is not included in the programme. The programme comprises share options only and aims at incentivising the participants to seek to improve the results of the company and thereby the value of the Company, i.e. the share price, to the mutual benefit of themselves and the shareholders of TORM.

The share options can be granted in 2010, 2011 and 2012, and each year the share options are granted at the discretion of the Board of Directors in accordance with criteria determined by the Board of Directors. The share options vest in connection with the publication of the annual report in the third calendar year following the grant. Vested share options may be exercised from the vesting date until the publication of the annual report in the sixth year from the grant.

The total number of share options granted under the programme in the financial year 2010 was 935,736. Each share option gives the employee the right to acquire one TORM share of a nominal value of DKK 5. The Company expects that an equivalent total number of share options will be issued in each of the years 2011 and 2012. The share options must be settled in shares.

For grants made in 2010, the exercise price is DKK 49.23 and is calculated as the average of the quoted closing price on NASDAQ OMX Copenhagen A/S for the day of the publication of the interim financial report for the third quarter of 2010 and the following four business days plus a hurdle rate of 12% per annum calculated from the grant until the vesting date.

For grants made in 2011 and 2012, the exercise price will be determined as the sum of the average of the quoted closing price of the NASDAQ OMX Copenhagen A/S for the day of the publication of the annual report for 2010 and 2011, respectively, and the following four business days plus a hurdle rate of 12% per annum calculated from the grant until the vesting date.

The programme is subject to Danish law and includes certain adjustment provisions and exercise conditions and other terms customary for share option programmes of this nature.

In 2010, an expense of USD 0.1 million has been recognised in the income statement regarding share options granted in 2010.

The fair value of the share options granted in 2010 is based on the Black-Scholes model calculated at USD 1.6 million as per the grant date.

The key assumptions for the calculation of the fair value based on the Black-Scholes model are:

- The share price at the time of grant is estimated at DKK 34.70 per share based on the closing price at NASDAQ OMX Copenhagen A/S as at 24 November 2010
- The exercise price is adjusted for TORM dividends
- The expected dividend rate at the grant date is 0%
- The volatility on the TORM share is estimated based on the Company's historical volatility and was estimated at 47.76%
- The risk free interest rate based upon expiry of the options is 1.81%
- The options are on average held for a period of 3.8 years

NOTES

NOTE 4 - CONTINUED

Changes in outstanding share options are as follows:

Number of share options	Total options 2010
Share option programme - 2010 to 2012	
Executive Management	
Granted	304,131
Transferred to resigned employees	0
Exercised	0
Forfeited/expired in 2010	0
Not exercised at 31 December 2010	304,131
Other employees	
Granted	631,605
Transferred to resigned employees	0
Exercised	0
Forfeited/expired in 2010	0
Not exercised at 31 December 2010	631,605
Resigned employees	
Granted	0
Transferred from Management and other employees	0
Exercised	0
Forfeited/expired in 2010	0
Not exercised at 31 December 2010	0
Total number of share options not exercised at 31 December 2010	935,736
Total number of share options that could be exercised at 31 December 2010	0

NOTES

NOTE 4 - CONTINUED

INCENTIVE SCHEME FOR MANAGEMENT AND EMPLOYEES FOR 2007-2009

In 2007, an incentive scheme was established for all land-based employees and officers employed on permanent contracts (apart from trainees, apprentices and cadets) that were directly employed in TORM A/S. The Board of Directors is not included in the programme. The programme covers the financial years of 2007, 2008 and 2009. The programme consists of both bonuses and share options.

Bonus

The bonus was awarded based on TORM achieving a calculated RoIC (Return on Invested Capital) in each financial year compared to each year's budgeted RoIC. If the RoIC is higher or lower, the amount available for bonuses will be adjusted accordingly. 75% of the achieved bonus will be paid in cash and 25% in shares, which the employee will own provided that the employee is still employed by the Company after a period of two years. The number of shares granted to the employee will depend on the market price for the TORM share when TORM's annual report for the grant year is published. In addition to the RoIC based bonus, a discretionary bonus could be awarded. In 2009, the RoIC target was not achieved and consequently only the discretionary bonus was awarded. The individual employee's share of the bonus was based partly on the individual's salary and partly on the evaluation of the individual's performance. The employee received the bonus after the publication of TORM's annual report. For the financial year 2010 no bonus has been awarded under this programme as it only covers the financial years 2007-2009.

The number of granted shares for 2007 amounts to 106,622 shares of which 11,838 are forfeited. In March 2010, the vesting period for the shares granted in 2007 expired and consequently 94,784 shares have been transferred to the employees in the financial year 2010. The number of granted shares for 2008 amounts to 400,214 shares of which 118,750 are forfeited. No shares have been granted in 2009.

An expense of USD 0.8 million (2009: USD 2.1 million) relating to the amortisation of shares for 2007-2008 has been recognised in the income statement for 2010.

Please refer to the annual reports for 2007-2009 for further information regarding bonus under this programme in 2007-2009.

Share options

No share options have been granted under this programme during the financial year 2010 (2009: 1,245,764). In 2010, 199,324 (2009: 35,544) of the share options granted in 2009, 199,607 (2009: 39,546) of the share options granted in 2008 and 1,358 (2009: 23,491) of the share options granted in 2007 are forfeited. Each share option gives the employee the right to acquire one TORM share of a nominal value of DKK 5. The share options can only be settled in shares. The Company's holding of treasury shares covers the share option programme.

The share options consist of two elements:

Approximately 50% of the share options were granted with a fixed exercise price (standard options). For the share options granted in 2007, the price is DKK 148.3 per share, and for the following years DKK 159.7 and DKK 171.0 respectively after adjustment for the extraordinary dividend paid out in September 2007 and December 2008.

Approximately 50% of the share options were granted with an exercise price that is determined ultimately with the publication of TORM's annual report after a three-year period, i.e. for the grant for 2009, in March 2012. The exercise price is determined by the relative development in TORM's share price in relation to a defined peer group (peer group options). If the TORM share develops relatively better than the peer group, the share options will have a value.

All share options can be exercised after three years from grant and should be at the latest exercised three years later, however observing the rules about insider trading. For the 2009 grant, share options can be exercised after the publication of the annual report for 2011, in March 2012, and shall be exercised by March 2015 at the latest, and for the 2008 grant, share options can be exercised after the publication of the annual report for 2010, in March 2011, and shall be exercised by March 2014 at the latest. Finally, for the 2007 grant, share options can be exercised after the publication of the annual report for 2009, in March 2010, and shall be exercised by March 2013 at the latest. The share options will be in accordance with Danish law, and the conditions include continued employment in the Company until the share options have vested. In 2010, a total expense of USD 1.4 million (2009: USD 4.9 million) has been recognised in the income statement regarding share options, of which USD 0.4 million relates to share options granted in 2009 (2009: USD 0.5 million), USD 0.5 million (2009: USD 1.5 million) relates to share options granted in 2008 and USD 0.5 million (2009: USD 2.9 million) relates to share options granted in 2007.

The fair value of the share options granted in 2009, 2008 and 2007 was based on the Black-Scholes and Monte Carlo models and calculated at USD 1.4 million for the 2009 grant, USD 6.3 million for the 2008 grant and USD 10.9 million for the 2007 grant as per the grant date.

The key assumptions for the calculation of the fair value based on the Black-Scholes and Monte Carlo models are:

- The share price at the measurement date is estimated at DKK 48.6 per share for the 2009 grant, DKK 140.0 for the 2008 grant and DKK 202.25 for the 2007 grant based on the share price at NASDAQ OMX Copenhagen A/S as per 10 July 2009 for the 2009 grant, 31 March 2008 for the 2008 grant and 9 August 2007 for the 2007 grant.
- The exercise price (before adjustment for extraordinary dividends) is DKK 201 per share for the 2009 grant, DKK 190 for the 2008 grant and DKK 179 for the 2007 grant.
- The exercise price will be adjusted for extraordinary TORM dividends amounting to an adjustment of DKK 30.0 per share for the 2009 grant, DKK 30.3 per share for the 2008 grant and DKK 30.7 per share for the 2007 grant.
- The expected dividend rate at the grant date is estimated at 3% for the 2009 grant, 3% for the 2008 grant and 3% for the 2007 grant of the equity per annum.
- The volatility of the TORM share is estimated based on the Company's historical volatility and was estimated at 39.2% for the 2009 grant, 34.9% for the 2008 grant and 36% for the 2007 grant, and for the peer group at 30.8% for the 2009 grant, 26% for the 2008 grant and 22% for the 2007 grant.
- The risk free interest rate based upon expiry of the options is 2.7% for the 2009 grant, 3.8% for the 2008 grant and 4.5% for the 2007 grant.
- The options are on average held for a period of 4.2 year for the 2009 grant, 4.5 year for the 2008 grant and 4.1 year for the 2007 grant.
- The correlation rate between peer group and TORM is 92.5% for the 2009 grant, 92.5% for the 2008 grant and 92.5% for the 2007 grant, based on the correlation on the yearly return for the historical share prices during the last ten years.

NOTES

NOTE 4 - CONTINUED

Changes in outstanding share options are as follows:

Number of share options	Total options 2010	Options allocation per year		
		2009	2008	2007
Share option programme - 2007 to 2009				
Executive Management				
Granted	752,119	223,761	200,009	328,349
Transferred to resigned employees	-528,358	0	-200,009	-328,349
Exercised	0	0	0	0
Forfeited/expired in 2007-2009	0	0	0	0
Forfeited/expired in 2010	0	0	0	0
Not exercised at 31 December 2010	223,761	223,761	0	0
Other employees				
Granted	2,628,779	1,022,003	847,763	759,013
Transferred to resigned employees	-400,297	-90,694	-49,322	-260,281
Exercised	0	0	0	0
Forfeited/expired in 2007-2009	-168,506	-35,544	-64,498	-68,464
Forfeited/expired in 2010	-400,289	-199,324	-199,607	-1,358
Not exercised at 31 December 2010	1,659,687	696,441	534,336	428,910
Resigned employees				
Granted	39,590	0	39,590	0
Transferred from Management and other employees	928,655	90,694	249,331	588,630
Exercised	0	0	0	0
Forfeited/expired in 2007-2009	0	0	0	0
Forfeited/expired in 2010	0	0	0	0
Not exercised at 31 December 2010	968,245	90,694	288,921	588,630
Total number of share options not exercised at 31 December 2010	2,851,693	1,010,896	823,257	1,017,540
Of which:				
Share options with a fixed exercise price	1,264,566	448,293	365,064	451,209
Share options with an exercise price based on peer group	1,587,127	562,603	458,193	566,331
Total number of share options not exercised at 31 December 2009	3,251,982	1,210,220	1,022,864	1,018,898
Total number of share options that could be exercised at 31 December 2010:				
Share options granted in 2007 with a fixed exercise price	451,209	0	0	451,209
Share options granted in 2007 with an exercise price based on peer group	566,331	0	0	566,331
	1,017,540	0	0	1,017,540
Total number of share options that could be exercised at 31 December 2009	0	0	0	0

NOTES

NOTE 5
USD million

	2010	2009
Remuneration to auditors appointed at the Parent Company's Annual General Meeting		
Deloitte		
Audit fees	0.5	0.5
Audit-related fees	0.3	0.1
Tax fees	0.1	0.1
Fees other services	0.3	0.2
	1.2	0.9

NOTE 6
USD million

OTHER INVESTMENTS

Other investments include shares in other companies.

	2010	2009
Cost:		
Balance at 1 January	5.4	6.5
Additions	0.0	0.0
Disposals	0.0	-1.1
Balance at 31 December	5.4	5.4
Value adjustment:		
Balance at 1 January	-2.2	-0.1
Exchange rate adjustment	-0.2	0.2
Value adjustment for the year	0.0	1.4
Disposals	0.0	-3.7
Balance at 31 December	-2.4	-2.2
Carrying amount at 31 December	3.0	3.2
Of which listed	0.2	0.2
Of which unlisted	2.8	3.0

NOTES

NOTE 7 USD million	Goodwill	Other intangible assets	Total
INTANGIBLE ASSETS			
Cost:			
Balance at 1 January 2009	89.2	2.7	91.9
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	0.0	0.0
Disposals	0.0	0.0	0.0
Transferred to/from other items	0.0	0.0	0.0
Balance at 31 December 2009	89.2	2.7	91.9
Amortisation and impairment losses:			
Balance at 1 January 2009	0.0	0.3	0.3
Exchange rate adjustment	0.0	0.0	0.0
Disposals	0.0	0.0	0.0
Amortisation and impairment losses for the year	0.0	0.2	0.2
Balance at 31 December 2009	0.0	0.5	0.5
Carrying amount at 31 December 2009	89.2	2.2	91.4
Cost:			
Balance at 1 January 2010	89.2	2.7	91.9
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	0.0	0.0
Disposals	0.0	0.0	0.0
Transferred to/from other items	0.0	0.0	0.0
Balance at 31 December 2010	89.2	2.7	91.9
Amortisation and impairment losses:			
Balance at 1 January 2010	0.0	0.5	0.5
Exchange rate adjustment	0.0	0.0	0.0
Disposals	0.0	0.0	0.0
Amortisation and impairment losses for the year	0.0	0.2	0.2
Balance at 31 December 2010	0.0	0.7	0.7
Carrying amount at 31 December 2010	89.2	2.0	91.2

Please refer to note 9 for information on impairment testing.

NOTES

NOTE 8

USD million	Land and buildings	Vessels and capitalised dry-docking	Prepayments on vessels	Other plant and operating equipment	Total
TANGIBLE FIXED ASSETS					
Cost:					
Balance at 1 January 2009	4.0	2,650.8	272.7	18.0	2,945.5
Exchange rate adjustment	0.1	0.0	0.0	0.1	0.2
Additions	0.0	44.2	236.9	6.5	287.6
Disposals	0.0	-62.2	0.0	-1.0	-63.2
Transferred to/from other items	0.0	235.8	-235.8	0.0	0.0
Transferred to non-current assets held for sale	0.0	-49.9	0.0	0.0	-49.9
Balance at 31 December 2009	4.1	2,818.7	273.8	23.6	3,120.2
Depreciation and impairment losses:					
Balance at 1 January 2009	0.3	324.9	0.0	8.8	334.0
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Disposals	0.0	-18.9	0.0	-0.6	-19.5
Depreciation for the year	0.1	127.9	0.0	4.6	132.6
Transferred to non-current assets held for sale	0.0	-5.6	0.0	0.0	-5.6
Balance at 31 December 2009	0.4	428.3	0.0	12.8	441.5
Carrying amount at 31 December 2009	3.7	2,390.4	273.8	10.8	2,678.7
Of which finance leases	0.0	42.1	0.0	0.0	42.1
Of which financial expenses included in cost	0.0	2.5	1.1	0.0	3.6
Cost:					
Balance at 1 January 2010	4.1	2,818.7	273.8	23.6	3,120.2
Exchange rate adjustment	0.0	0.0	0.0	0.1	0.1
Additions	0.0	73.6	204.5	3.4	281.5
Disposals	0.0	-13.4	0.0	-2.3	-15.7
Transferred to/from other items	0.0	235.0	-235.0	0.0	0.0
Balance at 31 December 2010	4.1	3,113.9	243.3	24.8	3,386.1
Depreciation and impairment losses:					
Balance at 1 January 2010	0.4	428.3	0.0	12.8	441.5
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Disposals	0.0	-11.2	0.0	-2.0	-13.2
Depreciation for the year	0.1	136.7	0.0	4.4	141.2
Loss from sale of newbuildings	0.0	0.0	16.3	0.0	16.3
Balance at 31 December 2010	0.5	553.8	16.3	15.2	585.8
Carrying amount at 31 December 2010	3.6	2,560.1	227.0	9.6	2,800.3
Of which finance leases	0.0	39.5	0.0	0.0	39.5
Of which financial expenses included in cost	0.0	2.5	1.6	0.0	4.1

Included in the carrying amount for vessels and capitalised dry-docking are capitalised dry-docking costs in the amount of USD 40.0 million (2009: USD 35.5 million).

For information on assets used as collateral security, please refer to note 17.

In all material aspects, the depreciation under Other plant and operating equipment of USD 4.4 million relates to administration (2009: USD 4.6 million).

Please refer to note 9 for information on impairment testing.

NOTES

NOTE 9

IMPAIRMENT TESTING

As at 31 December 2010, Management performed a review of the recoverable amount of the assets by assessing the net selling price and the value in use for the significant assets within the two cash generating units the Tanker Division and the Bulk Division and the investment in 50% of FR8.

Based on the review, Management concluded that assets within the Tanker Division and the Bulk Division were not impaired, whereas the carrying amount of the investment in 50% of FR8 should be reduced by an impairment loss of USD 35.0 million in addition to the impairment loss of USD 20.0 million recognised in 2009. The recoverable amount of the investment in 50% of FR8 amounted to USD 66.8 million as at 31 December 2010. The recoverable amount of the Tanker Division and the investment in 50% of FR8 is the value in use, whereas the recoverable amount of the Bulk Division is the net selling price.

In the assessment of the net selling price, Management included a review of market values derived as the average of three internationally acknowledged shipbrokers' valuations.

The assessment of the value in use was based on the present value of the expected future cash flows derived from discounted cash flow calculations. The calculation of value in use is very sensitive to the key assumptions which are considered to be related to the future development in freight rates and to the WACC applied as discounting factor in the calculations. The sensitivities have been assessed as follows, all other things being equal:

- A decrease in freight rates of up to approximately 10% over the remaining life of the vessels would not lead to impairment of assets within the Tanker Division and the Bulk Division.

- An increase in WACC of 2%-points would not lead to impairment of assets within the Tanker Division and the Bulk Division.

The major assumptions used in the calculation of the value in use are:

- The cash flows are based on known tonnage including vessels contracted for delivery in future period. Additions or sales of tonnage are not factored in as the timing and effect of such transactions is highly uncertain. However, additions will only be made if Management expects to achieve a return in excess of the discount rate applied in the impairment test.

- The product tankers are expected to generate normal income for at least 25 years. Given the current age profile of the tanker fleet, the remaining life would be at least 19 years.

- Goodwill with a carrying amount of USD 89.2 million was acquired in the acquisition of OMI in 2007 and has been allocated to the Tanker Division.

- Freight rate estimates in the period 2011 to 2013 are based on the extensive experience and knowledge of the market embedded in the Tanker Division as expressed in the Company's business plans. Freight rates beyond 2013 are based on the 10-year historic average freight rates from Clarksons adjusted by the inflation rate.

- Operating expenses and administrative expenses are estimated based on experience and knowledge of the market as well as plans and initiatives outlined in the operating budgets and business plans for the period 2011 to 2013. Beyond 2013, operating expenses per operating day and administrative expenses are expected to increase with the inflation rate.

- WACC is set to 8.2% for the Tanker Division and 9.2% for FR8. WACC is calculated using a standard WACC model in which cost of equity, cost of debt and capital structure are the key parameters.

- The inflation rate is based on the US Federal Reserve and ECB inflation target over the medium term, currently set to 2%.

Management believes that these major assumptions are reasonable.

NOTES

NOTE 10

USD million	**2010**	2009
FINANCIAL ITEMS		
Financial income		
Interest income from cash and cash equivalents, etc.	0.5	1.3
Gain on sale of other investments (available for sale)	0.0	3.7
Dividends	0.0	0.1
Fair value adjustments on derivative financial instruments	2.2	0.0
Exchange rate adjustments, including net gain/loss from forward exchange rate contracts	0.0	1.0
	2.7	6.1
Financial expenses		
Interest expenses on mortgage and bank debt, including net gain/loss on interest-related derivatives	50.6	52.8
Fair value adjustments on derivative financial instruments	0.0	21.4
Exchange rate adjustments, including net gain/loss from forward exchange rate contracts	2.6	0.0
Other financial expenses	6.6	1.2
Of which included in the cost of tangible fixed assets	-0.5	-0.5
	59.3	74.9
Total financial items	-56.6	-68.8

NOTE 11

FREIGHT RECEIVABLES

Analysis at 31 December of freight receivables:

USD million	**2010**	2009
FREIGHT RECEIVABLES		
Neither past due nor impaired	55.1	29.7
Due < 30 days	21.0	21.1
Due between 30 and 180 days	23.7	4.6
Due > 180 days	8.4	6.7
	108.2	62.1

At 31 December 2010, freight receivables included receivables at a value of USD 0.2 million (2009: USD 0.1 million), that are individually determined to be impaired to a value of USD 0.0 million (2009: USD 0.0 million).
Movements in provisions for impairment of freight receivables during the year are as follows:

USD million	**2010**	2009
PROVISION FOR IMPAIRMENT OF FREIGHT RECEIVABLES		
Balance at 1 January	0.1	0.1
Provisions for the year	0.1	0.0
Provisions reversed during the year	0.0	0.0
Provisions utilised during the year	0.0	0.0
Balance at 31 December	0.2	0.1

Provision for impairment of freight receivables has been recognised in the income statement under Port expenses, bunkers and commissions. The provision is based on an individual assessment of each receivable.

NOTES

NOTE 12
USD million

OTHER RECEIVABLES	2010	2009
Partners and commercial managements	1.5	1.1
Derivative financial instruments	2.4	2.7
Receivables in joint ventures	3.7	2.6
Tax receivables	0.8	1.2
Miscellaneous, including items related to shipping activities	4.3	9.2
	12.7	16.8

NOTE 13
USD million

TAX	2010	2009
Current tax for the year	-1.3	-3.3
Adjustments related to previous years	1.7	4.9
Adjustment of deferred tax	0.6	0.1
	1.0	1.7

RECONCILIATION OF THE EFFECTIVE CORPORATION TAX RATE FOR THE YEAR	2010	2009
Corporation tax rate in Denmark	25.0%	25.0%
Differences in tax rates, foreign subsidiaries	2.9%	46.4%
Differences in tax rates, foreign jointly controlled entities	-2.4%	-15.2%
Adjustment of tax related to previous years	1.2%	25.6%
Effect from the tonnage tax scheme	-26.0%	-72.9%
Effective corporate tax rate	0.7%	8.9%

The Company participates in the tonnage tax scheme in Denmark. The participation in the tonnage tax scheme is binding until 31 December 2016.

Under the Danish tonnage tax scheme, income and expenses from shipping activities are not subject to direct taxation. Instead the taxable income is calculated from:

- The net tonnage of the vessels used to generate the income from shipping activities.
- A rate applicable to the specific net tonnage of the vessel, based on a sliding scale.
- The number of days the vessels are used during the year.

The Company expects to participate in the tonnage tax scheme after the binding period and at a minimum to maintain its current investing and activity level.

Payment of dividends to the shareholders of TORM A/S has no tax implications for TORM A/S.

DEFERRED TAX	2010	2009
Balance at 1 January	55.0	55.1
Deferred tax for the year	-0.6	-0.1
Balance at 31 December	54.4	55.0

Essentially all deferred tax relates to vessels included in the transition account under the Danish tonnage tax scheme.

NOTES

NOTE 14

	2010 Number of shares million	2009 Number of shares million	**2010** Nominal value DKK million	2009 Nominal value DKK million
COMMON SHARES				
Balance at 1 January	72.8	72.8	364.0	364.0
Balance at 31 December	72.8	72.8	364.0	364.0

The common shares consist of 72.8 million shares of a nominal value of DKK 5 each. No shares carry special rights. All issued shares are fully paid.

In May 2007, the denomination of the Company's shares was changed from DKK 10 per share to DKK 5 per share. The nominal value of the Company's common shares remained unchanged DKK 364.0 million, whereas the number of shares were changed from 36.4 million shares of DKK 10 each to 72.8 million shares of DKK 5 each.

	2010 Number of shares (1,000)	2009 Number of shares (1,000)	**2010** Nominal value DKK million	2009 Nominal value DKK million	**2010** % of share capital	2009 % of share capital
TREASURY SHARES						
Balance at 1 January	3,556.4	3,556.4	17.8	17.8	4.9	4.9
Purchase	0.0	0.0	0.0	0.0	0.0	0.0
Sale	0.0	0.0	0.0	0.0	0.0	0.0
Used for share-based compensation	-94.8	0.0	-0.5	0.0	-0.1	0.0
Balance at 31 December	3,461.6	3,556.4	17.3	17.8	4.8	4.9

The total consideration for the treasury shares was USD 17.9 million.

At 31 December 2010, the Company's holding of treasury shares represented 3,461,580 shares (2009: 3,556,364 shares) of DKK 5 each at a total nominal value of USD 3.1 million (2009: USD 3.4 million) and a market value of USD 24.5 million (2009: USD 34.7 million). The retained shares equates to 4.8% (2009: 4.9%) of the Company's common shares.

The total consideration in respect of the purchase of treasury shares was USD 0.0 million (2009: USD 0.0 million), and for the sale of shares it was USD 0.0 million (2009: USD 0.0 million). The treasury shares are held as a hedge of the Company's programme for share-based compensation.

NOTE 15
USD million

	2010	2009
MORTGAGE DEBT AND BANK LOANS		
To be repaid as follows:		
Falling due within one year	211.3	141.5
Total current	211.3	141.5
Falling due between one and two years	207.7	185.0
Falling due between two and three years	834.4	180.0
Falling due between three and four years	192.7	726.7
Falling due between four and five years	131.6	174.8
Falling due after five years	384.0	362.8
Total non-current	1,750.4	1,629.3
Total	1,961.7	1,770.8

The presented amounts to be repaid are adjusted by directly related costs arising from the issuing of the loans by USD 11.1 million (2009: USD 9.8 million) which are amortised over the term of the loans.

EFFECTIVE INTEREST RATE AND FAIR VALUE OF MORTAGE DEBT AND BANK LOANS

USD million

	Maturity	Fixed/ floating	**2010** Effective interest	2009 Effective interest	**2010** Fair value	2009 Fair value
LOAN						
USD	2011	Fixed	4.4%	4.4%	47.7	51.9
USD	2012	Fixed	4.4%	4.4%	51.4	55.7
USD	2013	Fixed	4.4%	4.4%	29.0	31.3
USD	2013	Floating	2.0%	2.1%	868.7	822.1
USD	2014	Floating	1.4%	2.1%	193.3	215.0
USD	2015	Floating	4.1%	3.6%	136.1	149.9
USD	2016	Floating	1.9%	2.2%	488.1	454.6
USD	2018	Floating	3.5%	-	81.2	-
USD	2020	Floating	3.6%	-	77.3	-
Weighted average effective interest rate			2.3%	2.4%		
Fair value					1,972.8	1,780.5

The Group has an early settlement option to repay the loans.

Part of the loans with floating interest rate have been swapped to a fixed interest rate. Please refer to note 24 for further information on interest rate swaps.

Certain of TORM's loan agreements contain minimum requirements to the liquidity and solvency of TORM and other restrictions, which may limit TORM's ability to:

- Enter into mergers or corporate restructurings or effect material divestments, if such would be materially adverse to the Company
- Materially change the operations or purpose of the Company

TORM must comply with the following requirements:

- Equity ratio must exceed 25%
- Equity must exceed DKK 1.25 billion (corresponding to USD 222.7 million at 31 December 2010)
- Cash available must exceed USD 25 million for a significant part of the loans and USD 60 million for the rest

As of 31 December 2010, TORM complies with these minimum requirements and covenants. Based on TORM's expected future cash flow, investment programme, etc. TORM expects to comply with the requirements and covenants until the maturity of the loan agreements.

Please refer to the section 'Risk management' and note 25 for further information on financial risks.

NOTES

NOTE 16

USD million	2010	2009
OTHER LIABILITIES		
Partners and commercial managements	3.3	0.4
Accrued operating expenses	5.7	9.7
Accrued interest	5.7	5.5
Wages and social expenses	22.3	19.1
Derivative financial instruments	24.5	37.9
Payables to joint ventures	0.8	1.2
Tax payable, etc.	0.0	0.3
Miscellaneous, including items related to shipping activities	7.9	8.8
	70.2	82.9

NOTE 17

USD million	2010	2009
COLLATERAL SECURITY FOR MORTGAGE DEBT AND BANK LOANS		
Vessels	1,972.8	1,780.5
	1,972.8	1,780.5

The total carrying amount for vessels that have been provided as security amounts to USD 2,487 million at 31 December 2010 (2009: USD 2,060 million).

NOTE 18

USD million	2010	2009
GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES		
Guarantee commitments	0.0	0.0

The guarantee commitments of the Group are less than USD 0.1 million and relate to guarantee commitments to the Danish Shipowners' Association.

NOTES

NOTE 19

USD million	2010	2009
CONTRACTUAL LIABILITIES - AS LESSEE (operating leases)		
Charter hire for vessels on time charter (incl. vessels not delivered):		
Falling due within one year	269.2	230.5
Falling due between one and two years	237.8	227.2
Falling due between two and three years	191.1	220.0
Falling due between three and four years	164.4	195.7
Falling due between four and five years	116.6	147.5
Falling due after five years	158.3	207.4
	1,137.4	1,228.3
Average period until redelivery (year)	3.3	3.6

Leases have been entered into with a mutually non-cancelable lease period of up to eight years. Certain leases include an option to renew for one or two additional years at a time for up to three years and/or a purchase option. Exercise of the purchase option on the individual vessel is based on an individual assessment. Certain leases include a profit sharing element implying that the actual charter hire may be higher.

	2010	2009
Newbuilding instalments and exercised purchase options (purchase obligations):		
Falling due within one year	164.7	245.7
Falling due between one and two years	84.9	107.7
Falling due between two and three years	8.5	93.3
Falling due between three and four years	0.0	8.4
Falling due between four and five years	0.0	0.0
Falling due after five years	0.0	0.0
	258.1	455.1
Other operating leases:		
Falling due within one year	6.9	7.7
Falling due between one and two years	6.7	7.1
Falling due between two and three years	6.5	7.0
Falling due between three and four years	4.9	6.9
Falling due between four and five years	1.5	5.2
Falling due after five years	1.7	3.1
	28.2	37.0

Other operating leases primarily consist of contracts regarding office spaces, cars and apartments as well as IT-related contracts.

During the year, charter hire expenses have been recognised in the income statement by USD 228.6 million (2009: USD 220.9 million) of which USD 0.0 million (2009: USD -0.3 million) relate to profit sharing elements. Other operating lease expenses have been recognised in the income statement by USD 5.8 million (2009: USD 6.7 million).

USD million	2010	2009
CONTRACTUAL LIABILITIES - AS LESSOR (operating leases)		
Charter hire income for vessels on time charter and bareboat charter (incl. vessels not delivered):		
Falling due within one year	108.0	251.9
Falling due between one and two years	28.3	73.4
Falling due between two and three years	5.8	17.2
Falling due between three and four years	2.8	5.8
Falling due between four and five years	0.0	2.8
Falling due after five years	0.0	0.0
	144.9	351.1
Average period until redelivery (year)	0.6	0.7

Certain leases include a profit sharing element implying that the actual charter hire may be higher.
Charter hire income for vessels on time charter and bareboat charter is recognised under revenue.

NEWBUILDING CONTRACTS

At 31 December 2010, TORM had contracted ten newbuildings (2009: 15 newbuildings) to be delivered during 2011 to 2013. For all ten vessels the total outstanding contractual commitment amounted to USD 258 million as at 31 December 2010 (2009: USD 455 million). TORM called no options in 2010 to acquire any vessels on time charter.

NOTES

NOTE 20

USD million

	Minimum lease payments	Interest element	Carrying amount
FINANCE LEASE LIABILITIES - AS LESSEE			
Lease liabilities regarding finance lease assets:			
2010			
Falling due within one year	4.9	-2.9	2.0
Total current	4.9	-2.9	2.0
Falling due between one and five years	19.6	-9.5	10.1
Falling due after five years	23.7	-2.8	20.9
Total non-current	43.3	-12.3	31.0
Total	48.2	-15.2	33.0
Fair value			33.0
2009			
Falling due within one year	4.9	-3.1	1.8
Total current	4.9	-3.1	1.8
Falling due between one and five years	19.6	-10.4	9.2
Falling due after five years	27.4	-4.8	22.6
Total non-current	47.0	-15.2	31.8
Total	51.9	-18.3	33.6
Fair value			33.6

Finance lease relates to an MR product tanker chartered on bareboat for a period of eight years expiring no later than in 2017. The Company has an option to purchase the vessel at the end of the 5th, 6th and the 7th year of the charter period. At the expiry of the charter period, the Company has an obligation to purchase the vessel.

NOTES

NOTE 21

TIME CHARTER CONTRACTS

At 31 December 2010, TORM had entered into the following time charter contracts as lessee:

Year/ Vessel type	2010 T/C in days	2010 Average daily T/C in cost USD	2009 T/C in days	2009 Average daily T/C in cost USD
2010:				
LR2	-	-	379	24,456
LR1	-	-	5,059	21,435
MR	-	-	3,285	16,994
SR	-	-	13	22,500
Panamax	-	-	3,702	15,301
2011:				
LR1	6,066	21,499	4,791	22,754
MR	3,468	16,744	3,619	17,394
Panamax	4,412	15,462	3,582	15,425
Handymax	745	16,757	-	-
2012:				
LR1	4,843	21,910	3,959	23,956
MR	3,108	16,164	3,166	18,367
Panamax	4,384	15,885	4,227	15,848
Handymax	698	16,857	-	-
2013:				
LR1	2,994	23,882	2,980	25,146
MR	2,864	15,927	2,892	18,160
Panamax	4,211	16,190	4,210	16,215
Handymax	365	15,995	-	-
2014:				
LR1	2,219	24,000	2,218	24,000
MR	2,190	16,155	2,190	16,155
Panamax	4,338	16,111	3,697	15,938
2015:				
LR1	558	24,000	206	24,000
MR	1,980	16,203	1,976	16,155
Panamax	4,023	16,232	3,290	15,936
2016:				
MR	549	16,676	397	16,133
Panamax	2,781	16,590	2,148	16,269
2017:				
MR	279	15,900	278	15,900
Panamax	2,555	16,683	1,825	16,466
2018:				
Panamax	2,015	17,018	1,361	16,466
2019:				
Panamax	820	17,423	730	17,450
2020:				
Panamax	412	17,450	410	17,450

The abovementioned time charter contracts are included in the contractual liabilities in note 19.

The number of T/C in days in the table above is different from the number of T/C in days in the table on page 9. In the table on page 9, the number of T/C in days is reduced by the expected available earning days as defined at page 46.

NOTES

NOTE 22

PURCHASE OPTIONS ON VESSELS

At 31 December 2010, TORM had the following purchase options on vessels:

Exercise year/ Vessel type	Number of vessels	Average age of the vessels as per exercise date of the options, years	Average option exercise price at 31 Dec. 2010 USD million
2011:			
LR1	1	4.9	34.5
MR *)	1	4.0	38.4
Panamax**)	3	1.8	42.7
2012:			
Panamax	1	3.0	36.9
2013:			
Panamax	3	4.3	41.1
2014:			
MR ***)	2	8.8	36.4
Panamax	1	5.0	45.0
2015:			
Panamax	1	5.0	49.2
2016:			
Panamax	1	5.0	55.4
2017:			
Panamax	2	5.0	54.7
2018:			
Panamax	1	7.0	55.4
Total	17		

At 31 December 2010, TORM had purchase options on 17 vessels.

*) The stated option price is the minimum option price for the vessel. There is a 50/50 profit sharing on the difference between the market price and the option price.

**) Each option can be exercised if the market price for the vessel exceeds the option price by minimum USD 2 million There is a 50/50 profit sharing on the difference between the market price and the option price.

***) In addition to a purchase option, TORM has a purchase obligation at the end of the current bareboat charter contract on one of the MR vessels. Please refer to note 20 for further information.

NOTES

NOTE 23

ACQUIRED TIME CHARTER CONTRACTS

The Company has under a business combination acquired some time charter contracts which have been measured at fair value and recognised as a liability as of the acquisition date. This liability is amortised over the life of the underlying time charter contract and is recognised as income under Revenue.

The table below shows the amortisation:

USD million	2010	2009
AMORTISATION OF ACQUIRED TIME CHARTER CONTRACTS		
Amortisation within one year	0.0	3.8
Amortisation between one and two years	0.0	0.1
Amortisation between two and three years	0.0	0.0
Amortisering between three and four years	0.0	0.0
Amortisation between four and five years	0.0	0.0
Amortisation after five years	0.0	0.0
	0.0	3.9

During the year, amortisation of acquired time charter contracts has been recognised as an income by USD 3.9 million (2009: USD 11.1 million).

NOTES

NOTE 24

DERIVATIVE FINANCIAL INSTRUMENTS

The table below shows the fair value of the derivative financial instruments:

USD million	**Fair value at 31 Dec. 2010**	Fair value at 31 Dec. 2009
Hedge accounting cash flows:		
Derivative financial instruments regarding interest rate and currency exchange rate:		
Forward exchange contracts	-0.5	-0.6
Interest rate swaps	-1.4	-2.7
Non hedge accounting:		
Derivative financial instruments regarding interest rates:		
Interest rate swaps	-21.3	-26.4
Derivative financial instruments regarding freight and bunkers:		
Bunker swaps	-0.2	-0.6
FFAs	0.0	-4.7
Derivative financial instruments regarding options on vessels:		
Right to share of gain on purchase options on vessels	6.0	8.9
Acquired liabilities related to options on vessels	-1.9	-3.7
	-19.3	-29.8
Hereof included in:		
Non-current assets		
Other financial assets	6.0	8.5
Current assets		
Other receivables	0.5	1.2
Other financial assets	0.0	0.4
Non-current liabilities		
Acquired liabilities related to options on vessels	0.0	-1.9
Current liabilities		
Other liabilities	-23.9	-36.2
Acquired liabilities related to options on vessels	-1.9	-1.8
	-19.3	-29.8

NOTES

NOTE 24 - CONTINUED

The table below shows realised amounts as well as fair value adjustments regarding derivative financial instruments recognised in income statements and equity in 2010 and 2009:

	Income statement				
	Revenue	Port expenses, bunkers and commissions	Freight and bunkers derivatives	Financial items	Equity hedging reserves
Bunker swaps	-	-	-	-	-
FFAs	-	-	3.3	-	-
Forward exchange contracts	-	-	-	-3.5	-
Interest rate swaps	-	-	-	-16.2	1.4
Currency options	-	-	-	-0.1	-
Right to share of gain on purchase options on vessels	-	-	-	-2.9	-
Total 2010	0.0	0.0	3.3	-22.7	1.4
Bunker swaps	-	-27.5	-2.0	-	44.0
FFAs	25.3	-	-9.9	-	-16.7
Forward exchange contracts	-	-	-	2.8	-1.6
Forward rate agreement	-	-	-	-0.1	0.1
Interest rate swaps	-	-	-	-12.6	3.6
Currency options	-	-	-	2.4	-
Acquired liabilities related to options on vessels	-	-	-	5.4	-
Right to share of gain on purchase options on vessels	-	-	-	-31.3	-
Total 2009	25.3	-27.5	-11.9	-33.4	29.4

Please refer to the section 'Risk Management' and note 25 for further information on commercial and financial risks.

The forward exchange rate contracts with a fair value of USD -0.5 million (2009: USD -0.6 million) are designated as hedge accounting to hedge a part of TORM's payments in 2011 regarding administrative and operating expenses denominated in DKK.

The interest rate swaps with a fair value of USD -1.4 million (2009: USD -2.7 million) are designated as hedge accounting to hedge a part of TORM's interest payments during the period 2011 to 2016.

The gains or losses on these contracts will be recognised in the income statement when realised together with the hedged items.

NOTES

NOTE 25

RISKS ASSOCIATED WITH TORM'S ACTIVITIES
The risks can generally be divided into four main categories: Long-term strategic risks, industry and market-related risks, operational and compliance risks and financial risks.

LONG-TERM STRATEGIC RISKS
Industry-changing risks, such as the substitution of oil for other energy sources and radical changes in transportation patterns, are considered to have a relatively high potential impact but are long-term risks. Management continues to monitor long-term strategic risks to ensure the earliest possible mitigation of potential risks as well as to develop necessary capabilities to exploit opportunities created by the same risks.

INDUSTRY AND MARKET-RELATED RISKS
Industry and market-related risk factors relate to changes in the markets and in the political, economic and physical environment that Management cannot control and can only influence to a very limited degree. However, as industry- and market-related factors can be a significant risk, it is essential that they are monitored and taken into consideration in the long-term planning and in the short-term execution of the strategy.

POLITICAL AND MACROECONOMIC RISKS
The cargoes that TORM's vessels carry around the world include refined oil products, iron ore, coal, grain and other commodities, for which the demand is highly dependent on macroeconomic developments and political decisions. These decisions and developments also affect the price of bunkers and steel as well as the rules under which TORM operates, e.g. in relation to the protection of the environment. Changes in demand for the cargoes that TORM carries affect the revenues, changes in bunker prices, e.g. due to a possible environment charge added to the bunker prices, affect the operation expenses and changes in steel prices affect the prices of vessels. Rules governing the environmental impact of shipping are currently an area of great uncertainty. Additional environmental regulations are likely to be introduced, either on a global basis under the auspices of the IMO or area-wise like in the EU and/or as local rules for specific countries. Such factors may ultimately affect the Company's earnings and value.

TORM monitors product tanker and bulk market developments as well as the global economic trends that are likely to affect the Company's business areas. The analysis of supply and demand on pages 16-18 and 22-23 is an example of this. In addition, the Company supports and participates in industry and political forums working to shape the future for the shipping industry in order to follow and possibly influence the direction to protect the interests of the Company.

FREIGHT RATE VOLATILITY
- The Company's income is principally generated from voyages carried out by its fleet of vessels. As such, TORM is exposed to the considerable volatility that characterises freight rates.

In the tanker segment, it is the Company's strategy to seek a certain exposure to this risk, as volatility also represents an opportunity as earnings historically have been higher in the day-to-day market compared to time charters. On the other hand, TORM is aiming at reducing the sensitivity to the volatility of freight rates by achieving economies of scale, by actively seeking the optimal geographical positioning of the fleet and by optimising the service offered to customers.

Within the tanker segment, freight income is to a certain extent covered against the general volatility through the use of physical contracts, such as cargo contracts and time charter agreements with durations of 6-24 months. In addition to these, TORM uses financial instruments such as forward freight agreements (FFAs) and paper-based time charter contracts, with coverage of typically 6-12 months forward, based on market expectations and in accordance with the Company's risk management policies.

In 2010, 44% of freight earnings deriving from the Company's tankers were secured in this way compared to 48% in 2009. Time charter contracts accounted for 65% (2009: 84%) of overall hedging, as this hedging instrument resulted in higher rates than those offered by the forward market. In 2010, the Company entered into FFAs with a total contract value of USD 263 million (2009: 292 million). At the end of 2010, the coverage for 2011 was at a relatively low level (24%) (2009: 31%).

FFA trade and other freight-related derivatives are subject to specific policies and guidelines approved by the Board of Directors including trading limits, stop-loss policies, segregation of duties and other internal control procedures. Transactions are registered in an industry-developed IT system, which provides mark-to-market reports to Management and input for financial reporting.

For the bulk segment, TORM will seek to have high coverage. The targeted coverage for the next 12 months rolling is more than 75% for the core fleet of owned and time charter vessels. TORM will actively seek cover using the spot market, re-letting time charters and/or using derivative instruments to minimise the exposure to the market risks.

TORM applies hedge accounting to certain FFA contracts. Hedge accounting is applied systematically and is based upon specific policies.

All things being equal, a freight rate change of USD/day 1,000 would lead to the following change in profit before tax based on the expected number of earning days for the coming financial year to the extent the Company's vessels have not already been chartered out at fixed rates:

USD million	2011	2010
SENSITIVITY TO CHANGES IN FREIGHT RATES		
Changes in freight rates of USD/day 1,000:		
Changes in profit before tax	30.9	24.0

SALES AND PURCHASE FLUCTUATIONS
- It is a core element of TORM's strategy to maintain and expand a large fleet of modern vessels, particularly in the product tanker segment, by contracting newbuildings and through transactions in the second-hand market. As a result, the Company is exposed to risks associated with changes in the value of the vessels, which can vary considerably during their useful lives.

It is the Company's policy to be in a position to purchase and sell tonnage when the timing is optimal. The policy is pursued by consistently maintaining a strong financial position and by not entering into positions that potentially could force the Company to sell tonnage at inap-

NOTES

NOTE 25 - CONTINUED

propriate times or otherwise impact the Company's result or financial position. In 2010, TORM entered into an agreement to sell two Kamsarmax dry bulk newbuildings with delivery in 2011 for a total consideration of USD 90 million with a total net loss of USD 16 million. The sale is considered attractive given the large number of new vessel deliveries in the coming years coupled with the volatility of the dry bulk market, which may present interesting opportunities in the short to medium term.

BUNKER PRICE FLUCTUATIONS

- The Company's operating profit is affected by movements in the price of fuel oil consumed by the vessels – known in the industry as bunkers. The cost of bunkers accounted for 65% of total voyage costs in 2010 and is by far the biggest single cost related to a voyage.

To reduce the exposure to this risk, the Company hedges a part of its bunker requirements using oil derivatives.

Within the tanker segment, bunker requirements are hedged with coverage usually provided for a period of up to 12 months forward.

Bunker trade is subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, stop-loss, stop-gain and stop-at-zero policies, segregation of duties and other internal control procedures.

For the bulk carriers, the bunker requirements are similarly hedged to match cargo contract commitments.

In 2010, TORM covered 0% (2009: 10%) of its bunker requirements using hedging instruments. As at 31 December 2010, TORM had hedged the price for 0% (2009: 0.0%) of its bunker requirements in the spot market for 2011, and the total market value of bunker hedge contracts at year-end was USD -0.2 million (2009: -0.6 million) of which the spot market contracts amounted to USD 0.0 million (2009: 0.0 million).

TORM applies hedge accounting to certain bunker hedge contracts. Hedge accounting is applied systematically and is based upon specific policies.

All things being equal, a price change of 10% per ton of bunker oil would lead to the following change in expenditure based on the expected bunker consumption in the spot market:

USD million	2011	2010
SENSITIVITY TO CHANGES IN THE BUNKER PRICES		
Increase in the bunker prices of 10% per ton:		
Change in bunkers expenses	43.7	32.6

Note that historically increases in the bunker price are to a significant extent reflected in similar increases in freight rates.

OPERATIONAL RISKS

Operational risks are risks associated with the ongoing operations of the business.

VESSEL UTILISATION

- In the tanker segment, TORM is a shipowner with a large fleet of modern double-hulled vessels. The Company's strategic focus is to provide a quality service to cargo holders. The Company primarily operates in the spot market. Consequently, vessel utilisation is a significant risk factor. In the bulk segment, tonnage is chartered out on time charter contracts, and the risk pattern in terms of reemployment of these vessels is therefore slightly different, as the Company has more time to plan the subsequent employment period. Coverage of its core fleet is also pursued by means of Contracts of Affreightment (COAs), while retaining capacity to operate in the spot market to optimise freight rates.

By operating a large tanker fleet and through careful matching of front and back haul cargoes, the Company strives to achieve an optimal geographical coverage and market presence and minimise ballast time and waiting days. On this basis, TORM is able to maximise its vessel utilisation.

SAFE OPERATION OF VESSELS

- Groundings, collisions, pollution or similar events can have serious consequences, and operation of vessels is consequently heavily regulated by statutory bodies. Such events could result in changes to the Company's financial position, in the short-term through loss of hire, cost of vessel repairs, claims and penalties and in the longer term through loss of reputation caused by delays and customer dissatisfaction. In addition, many customers including the major oil companies have set up own standards relating to safety, protection of the environment, etc. that the vessel, the crew and the shore-based operation must meet in order to be allowed to transport their oil products. Inspections, so-called vettings, are carried out by the oil companies to ensure that their standards are met.

A high standard of operation is a cornerstone in the way TORM conducts its business. TORM has dedicated the necessary specific resources and built up management systems to ensure that the Company is in compliance with and in the forefront of both statutory requirements and additional requirements from customers concerning operational procedures, quality and experience of seafarers, etc. Officer seminars are conducted several times a year to ensure that our officers always have the most up-to-date knowledge of regulations, best practice and the Company's requirements as to the operation of the vessels.

In order to document and assist in maintaining a consistently high standard of operations, the Company observes voluntary international standards such as ISO 14001, and the compliance with this standard is audited annually by Lloyd's Register of Shipping.

The Company's Quality Management System (QMS) addresses the security, safety, environmental and quality requirements of mandatory and voluntary standards. For further details on health, safety and environment, please refer to the Corporate Social Responsibility (CSR) section of the annual report, pages 26-29.

AVAILABILITY OF EXPERIENCED SEAFARERS AND STAFF

- The availability of experienced seafarers and staff is crucial to achieve the desired high standard of vessel operation.

TORM recruits seafarers from four different geographical areas in order to be able to select the best qualified staff and to avoid undue reliance on a specific manning source. TORM is dedicated to training and development of seafarers and shore-based staff and aims to be considered a first-class shipping company to work for.

NOTES

NOTE 25 - CONTINUED

TORM also believes that focus on retention of its employees is of utmost importance. Therefore, each year a number of initiatives are initiated to improve job satisfaction, engagement and loyalty. For 2011, initiatives will be initiated within leadership training for Senior Officers, increased focus on performance management of all seafarers, focus on crew welfare (e.g., sport facilities on board) as well as offering Internet access at home for all seafarers.

TERRORISM AND PIRACY

- While terrorism constantly is a world-wide risk, in recent years piracy attacks on vessels have increased in frequency in specific geographical areas of the world.

TORM is dedicated to taking all reasonable countermeasures to secure the crew, the cargo and the vessel from acts of terrorism or piracy. The Company is following the International Ship and Port Facility Security Code and the international guidelines to avoid, deter and delay piracy attacks.

TORM has implemented extensive best-practice security instructions for vessels sailing in the high-risk areas, and these are regularly updated according to the current situation. The vessels are equipped with barbed wire and there are bulletproof jackets and helmets on board. Furthermore the seafarers are trained, practically and mentally, in handling dangerous situations.

Due to the escalating nature of piracy around the Horn of Africa and the Indian Ocean, TORM now accepts the option of having armed guards on board its vessels when extreme and exceptional situations call for it. The Company's fundamental belief that armed guards may escalate the conflict with the pirates and do not constitute a solution in itself is, however, unchanged.

Long-term solutions to the piracy issue include increased international naval capacity and focus against pirate mother ships, prosecution and imprisonment of the pirates, establishment of an efficient coast guard in Somalia and a general political stabilisation in Somalia in order for the pirates and their families to have a decent alternative to their current life.

For information on TORM's escalated focus and procedures in 2010, please refer to page 28.

INSURANCE COVERAGE

- In the course of the fleet's operation, various casualties, accidents and other incidents may occur that may result in financial losses for TORM. For example, national and international rules, regulations and conventions mean that the Company may incur substantial liabilities in the event that a vessel is involved in an oil spill or emission of other environmentally hazardous agents.

In order to reduce the exposure to this risk, the fleet is insured against such risks to the extent possible. The total insurance programme comprises a broad cover of risks in relation to the operation of vessels and transportation of cargoes, including personal injury, environmental damage and pollution, cargo damage, third-party casualty and liability, hull and engine damage, total loss and war. All of TORM's owned vessels are insured for an amount corresponding to their market value plus a margin to cover any fluctuations. Liability risks are covered in line with international standards. Furthermore, all vessels are insured for loss of hire for a period of up to 90 days in the event of a casualty.

It is TORM's policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better - presently some 14-16 companies along with two P&I Clubs to diversify risk. The P&I Clubs are member of the internationally recognised collaboration, International Group of P&I Clubs, and the Company's vessels are each insured for the maximum amounts available in the P&I system. At the end of 2010, the aggregate insured value of hull and machinery and interest for TORM's owned vessels and newbuildings amounted to USD 2.8 billion (2009: USD 3.3 billion).

STABILITY OF IT SYSTEMS

- TORM's ability to service the customers and operate the vessels is dependent on the continued operation of IT systems critical to the business, including a vessel operation system containing information about vessel positions, the Company's agreements with customers and other agreements made in the market, the system recording estimated and actual hire for individual voyages, the plant maintenance system and the ERP system.

All IT systems are monitored and managed in accordance with the Company's internal control system, INCA, which includes backup/restore and recovery procedures describing how to re-establish TORM's IT systems and data access in case of a system breakdown. The IT systems are maintained and managed as a single application portfolio to ensure that the IT platform is at all times interconnected and functions as intended.

COUNTERPARTY RISK

- The negative development in the shipping industry during 2009-2010 caused counterparty risk to be an ever-present challenge demanding close monitoring to manage and decide actions to minimise possible losses. The maximum counterparty risk associated is equal to the values recognised in the balance sheet. A consequential effect of the counterparty risk is loss of income in future periods, e.g. counterparts not being able to fulfill their responsibilities under a time charter, a contract of affreightment or an option. The main risk is the difference between the fixed rates under a time charter or a contract of affreightment and the market rates prevailing upon default.

The Company has focused closely on its risk policies and procedures during the year to assure that risks managed in the day-to-day business are kept at agreed levels and that changes in the risk situations are brought to Management's attention.

The Company's counterparty risks are primarily associated with

- Receivables, cash and cash equivalents
- Derivative financial instruments and commodity instruments with positive fair value
- Prepayments for vessels under construction

Receivables, cash and cash equivalents

The majority of TORM's customers are companies that operate in the oil industry. It is assessed that these companies are to a great extent subject to the same risk factors as those identified for TORM's Tanker Division.

NOTES

NOTE 25 - CONTINUED

In the Tanker Division, a major part of the Company's freight revenues stems from a small group of customers. In 2010, one customer accounted for 11% (2009: 13%) of our freight revenues and was the only customer accounting for more than 10% this year. The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a credit policy under which continued credit evaluations of new and existing customers take place. For long-standing customers, payment of freight normally takes place after a vessel has discharged her cargo. For new and smaller customers, the Company's financial risk is limited as freight most often is paid prior to the cargo's discharge or, alternatively, that a suitable bank guarantee is placed in lieu thereof.

Unlike the product tanker market, the bulk market is very fragmented and characterised by a large proportion of operating companies. The Bulk Division enforces appropriate vetting of counterparties using all available information and insists on additional mitigation such as bank guarantees, upfront payment of freight or parent company guarantee, if required, to reduce the risk profile of a contract to a reasonable level without jeopardising commercial opportunity.

In 2010, on one occasion the Company entered into an agreement with a customer to renegotiate an existing contract, resulting in continuation of the contract at reduced rates but above-market rates, thus minimising the loss of anticipated profit, while also representing a more attractive option than pursuing available market rates.

As a consequence of the payment patterns mentioned above, the Company's receivables within the Tanker and the Bulk Divisions primarily consist of receivables from voyages in progress at year-end and, to a lesser extent, of outstanding demurrage. For the past five years, the Company has not experienced any significant losses in respect of charter payments or any other freight agreements. With regard to the collection of demurrage, the Company's average stands at 98%, which is considered to be satisfactory given the differences in interpretation of events. By the end of 2010, demurrage represents approximately 8% (2009: approximately 6%) of the total freight revenues.

The Company only places cash deposits with major banks covered by a government guarantee or with strong and acceptable credit ratings.

Derivative financial instruments and commodity instruments
Approximately 95% of TORM's outstanding Forward Freight Agreements (FFAs) are cleared through Norsk Oppgjørs Sentral (NOS), London Clearinghouse (LCH) or NYMEX Clearport, hereby effectively reducing counterparty credit risk by daily clearing of balances. Direct FFA trades and over the counter fuel swaps are restrictively entered with major oil companies, banks and highly reputed partners with a satisfactory credit rating. Financial derivative instruments, mainly interest rate swaps and forward exchange contracts, are exclusively traded with major banks in possession of a high credit rating.

Prepayments for vessels under construction
With regard to TORM's newbuilding programme, consisting of ten vessels (2009: 15 vessels) at Chinese shipyards on order at year-end 2010, the yards have issued guarantees for the Company's prepayments made through the construction period. As far as tankers are concerned, all guarantees have been arranged via state-owned banks, whereas prepayments made for the four bulk carriers are guaranteed via Tsuneishi Holdings. At the end of 2010, prepayments to the shipyards constructing vessels for the Company totaled USD 243 million (2009: USD 273 million).

FRAUD

- The risk of fraud is inherent in all industries and is not specific to shipping. However, the shipping industry historically has some trademarks that might increase the risk of fraud, e.g. the use of brokers, the concentration of customers and the material amounts involved in each transaction.

TORM has established a system of integral controls to prevent fraud and fraudulent behavior, consisting of segregation of duties, authorisations for trading, purchase and approval, a code of ethics and conduct, close monitoring of the Company's financial position and a whistleblower facility.

FINANCIAL RISKS
Financial risks relate to the Company's financial position, financing and cash flows generated by the business.

FUNDING RISK

- Due to the cyclical nature of the shipping industry and volatile freight rates, incoming cash flows may vary significantly from year to year whereas the outgoing cash flows may not be variable to the same extent and time. This could damage the financial position of the Company.

To reduce the exposure to this risk and to maintain the ability to react to business opportunities, the Company aims to maintain a strong financial position. The primary objective of the Company's capital management is to maintain healthy capital ratios in order to support business requirements and always meet financial covenants. The Company may adjust its financial position through dividend payment to shareholders, introduce share buy-back programmes, issue new shares or raise or repay debt.

The Company's policy is to maintain an equity ratio above 30% both when executing short-term business activities and when considering strategic initiatives and planning long-term investments. Further, it has always been TORM's policy to borrow at the longest possible maturities and with the fewest possible financial covenants.

In 2010, the Company continued to raise loans with the same covenants as the existing funding commitments but with higher margins. The additional loan facilities entered into during 2010 amounted to USD 229 million.

As of 31 December 2010, TORM's cash and unutilised loan facilities totalled approximately USD 351 million and the remaining investments related to TORM's newbuilding programme amounted to USD 258 million.

FOREIGN EXCHANGE RISK

- TORM uses USD as functional currency because the majority of the Company's transactions are denominated in USD. The foreign exchange risk is thereby limited to cash flows not denominated in USD. The primary risk relates to transactions denominated in DKK, EUR and SGD and relates to administrative and operating expenses.

NOTES

NOTE 25 - CONTINUED

The part of the Company's expenses that are denominated in currencies other than USD account for approximately 90% for administrative expenses and approximately 25% for operating expenses.

To reduce the foreign exchange exposure the Company's policy is to hedge the DKK cash flows normally for a period of up to 12 months forward, typically by entering into forward foreign exchange contracts. As of 31 December 2010, the total outstanding amount of such contracts was USD 72 million.

Other significant cash flows in non-USD related currencies occur occasionally, including certain of the Company's purchase options denominated in JPY. In 2010, none of these was recognised as a liability for the Company. No other significant cash flows in non-USD related currencies occurred in 2010.

Forward foreign exchange contracts and other foreign exchange contracts are traded subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, segregation of duties and other internal control procedures.

All things being equal, a change in the USD exchange rate of 10% in relation to DKK would result in a change in profit before tax and equity as follows:

USD million	2011	2010
SENSITIVITY TO CHANGES IN THE USD/DKK EXCHANGE RATE		
Effect of an increase in the USD exchange rate of 10% in relation to DKK:		
Change in profit before tax	2.1	8.4
Change in equity	0.3	0.3

At year-end 2009, TORM had forward hedging contracts of USD 24 million against DKK (year-end 2008: USD 23 million) in respect of operating and administrative expenses for 2010. In 2010, TORM entered into currency forward contracts for the sale of USD 27 million against DKK (2009: USD 49.5 million) and sold USD 25.5 million (2009: USD 12.5 million) spot in order to cover the DKK cash requirements for operating and administrative expenses in 2010. As such, in 2010 spot and forward exchange rate contracts for a total of USD 76.5 million (2009: USD 85 million) were unwound at an average exchange rate of 5.34 (2009: 5.47) as against the average exchange rate for the year of USD against DKK of 5.62 (2009: 5.36). Furthermore, TORM sold USD 72 million against DKK (2009: USD 24 million) with value in 2011 at an exchange rate of 5.57 (2009: 5.08).

In 2009 and 2010, with settlement date in 2010, TORM entered into agreements to purchase put options and sell call options in the amount of USD 16 million against DKK in a covered structure. At year-end 2010, TORM had no outstanding foreign exchange options.

INTEREST RATE RISK

- When a company has interest-bearing debt or receivables, the interest rate can be either fixed or floating. If a company has interest-bearing debt or receivables with floating interest and the interest rate deviates from the expected rate, an interest rate risk occurs. TORM's interest rate risk generally relates to interest-bearing mortgage debt. All the Company's loans for financing vessels are denominated in USD, and most are floating rate loans.

To reduce this risk, the Company in certain cases utilises financial instruments to manage the effects of interest rate changes on earnings and cash resources. The Company typically uses interest rate swaps, which are entered into for periods of up to five years, although typically for two to three years, when acceptable interest rate levels can be obtained. For shorter interest rate hedging, the Company from time to time uses FRAs.

The swap portfolio aims at hedging the underlying loan portfolio. When assessing interest rate risk hedging for its loan portfolio, TORM takes into consideration expected interest rate developments and future changes to the composition of the fleet. In 2010, the Company benefitted from the generally low level of interest and entered into further interest rate swaps so that the contract value end 2010 was USD 1,006 million at an interest level of 2.8%.

Interest rate swaps and other interest rate contracts are traded subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, segregation of duties and other internal control procedures.

To the extent possible, the Company seeks to ensure that its foreign exchange and interest rate hedges qualify for hedge accounting.

All things being equal, a change in the interest rate level of 1%-point on the unhedged variable interest debt will result in a change in the interest rate expenses as follows:

USD million	2011	2010
SENSITIVITY TO CHANGES IN INTEREST RATES		
Effect of an increase in the interest rate level of 1%-point:		
Increase in interest rate expenses	9.4	10.4

TORM's interest-bearing USD debt increased from year-end 2009 to year-end 2010 by USD 192 million (2009: USD 58 million) to USD 1,973 million (2009: USD 1,781 million).

USD 213 million (2009: USD 143 million) of TORM's mortgage debt will be due within a 12 months period, USD 1,239 million (2009: USD 1,271 million) between one and five years and USD 521 million (2009: USD 367 million) thereafter. The effective interest rate is between 0.9% and 5.2% (2009: 0.9% and 5.3%).

The portion of the interest rate swaps hedging the USD mortgage debt with maturity within one year was USD 161 million (2009: USD 57 million), USD 825 million between one and five years (2009: USD 446 million) and USD 146 million (2009: USD 0 million) thereafter. The effective interest rates were between 1.6% and 4.4% (2009: 2.5% and 4.6%).

The market value of TORM's interest rate swaps was USD -22.7 million at year-end 2010 (2009: USD -29.1 million). Please refer to note 15 for further details regarding the Company's interest-bearing debt.

At year-end 2010, TORM had covered 55% (2009: 48%) of its total interest rate costs for the next year at an average rate of 2.9% (2009: 3.5%) including margin. For 2012 and 2013, the coverage is 47% and 44% respectively (2009: The coverage for 2011 was 30% and for 2012 22%). The fixed interest rate debt has an average period of 2.7 years remaining (2009: 2.7 years), expiring between 2011 and 2016.

NOTES

NOTE 26

FINANCIAL INSTRUMENTS

USD million	2010	2009
CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN IAS 39:		
Loans and receivables		
Loans to jointly controlled entities	10.3	38.8
Freight receivables	108.2	62.1
Other receivables	11.4	14.4
Cash and cash equivalents	120.0	121.8
	249.9	237.1
Available-for-sale assets		
Other investments	3.0	3.2
	3.0	3.2
Derivative financial instruments (assets)		
Other financial assets (held for trading)	6.0	8.9
Other receivables (held for trading)	0.3	1.2
Other receivables (hedge accounting)	0.2	0.0
	6.5	10.1
Financial liabilities measured at amortised cost		
Mortage debt and bank loans	1,961.7	1,770.8
Finance lease liabilities	33.0	33.6
Trade payables	48.0	25.0
Other liabilities	24.0	27.2
	2,066.7	1,856.6
Derivative financial instruments (liabilities)		
Acquired liabilities related to options on vessels (held for trading)	1.9	3.7
Other liabilities (held for trading)	21.9	32.9
Other liabilities (hedge accounting)	2.0	3.3
	25.8	39.9

The fair value of the finacial assets and liabilities above equals the carrying amount except for mortage debt and bank loans for which the fair value can be found in note 15.

Other financial assets consist of TORM's rights to a share of the gain on purchase options on vessels, which were acquired as part of OMI. The options have been measured using a Monte Carlo simulation model where the key input consists of the expected volatility on the vessel prices and the estimated vessel price today for all vessel ages. The volatility on vessel prices is based on the long-term volatility of five-year-old (2009: five-year-old) vessels and is estimated to 15% (2009: 15%), and vessel prices are based on broker valuations at year-end.

FAIR VALUE HIERARCHY FOR FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET

The table on the next page shows the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2 fair value measurements are those derived from input other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)
- Level 3 fair value measurements are those derived from valuation techniques that include input for the asset or liability that are not based on observable market data (unobservable input)

NOTES

NOTE 26 - CONTINUED

USD million	Quoted prices (Level 1)	Observable input (Level 2)	Unobservable input (Level 3)	Total
	2010			
Available-for-sale financial assets:				
Other investments	0.2	-	2.8	3.0
Derivative financial instruments (assets):				
Other financial assets (held for trading)	-	6.0	-	6.0
Other receivables (held for trading)	-	0.3	-	0.3
Other receivables (hedge accounting)	-	0.2	-	0.2
Total financial assets	0.2	6.5	2.8	9.5
Derivative financial instruments (liabilities):				
Acquired liabilities related to options on vessels (held for trading)	-	1.9	-	1.9
Other liabilities (held for trading)	-	21.9	-	21.9
Other liabilities (hedge accounting)	-	2.0	-	2.0
Total financial liabilities	0.0	25.8	0.0	25.8

USD million	Quoted prices (Level 1)	Observable input (Level 2)	Unobservable input (Level 3)	Total
	2009			
Available-for-sale financial assets:				
Other investments	0.2	-	3.0	3.2
Derivative financial instruments (assets):				
Other financial assets (held for trading)	-	8.9	-	8.9
Other receivables (held for trading)	-	1.2	-	1.2
Other receivables (hedge accounting)	-	-	-	0.0
Total financial assets	0.2	10.1	3.0	13.3
Derivative financial instruments (liabilities):				
Acquired liabilities related to options on vessels (held for trading)	-	3.7	-	3.7
Other liabilities (held for trading)	-	32.9	-	32.9
Other liabilities (hedge accounting)	-	3.3	-	3.3
Total financial liabilities	0.0	39.9	0.0	39.9

There were no transfers between Level 1 and 2 in 2010 and 2009.

RECONCILIATION OF FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET BASED ON LEVEL 3

USD million	**2010**	2009
Other investments, Available-for-sale:		
Balance at 1 January	3.0	2.9
Gain/loss in the income statement	0.0	0.0
Gain/loss in other comprehensive income	-0.2	0.1
Purchase	0.0	0.0
Sale	0.0	0.0
Transfers to/from Level 3	0.0	0.0
Balance at 31 December	2.8	3.0
Gain/loss in the income statement for assets held at the end of the reporting period	0.0	0.0

NOTES

NOTE 27

RELATED PARTY TRANSACTIONS

Niels Erik Nielsen, Chairman of the Board of Directors, was a practising partner in the law firm Bech-Bruun until 1 January 2011. Bech-Bruun has rendered legal assistance during the financial year as one of a number of law firms. The firm's fee of USD 0.4 million (2009: USD 0.3 million) is based upon the amount of time spent by the firm.

Stefanos-Niko Zouvelos, member of the Board of Directors, is General Manager of Beltest Shipping Company Limited. TORM has during the year paid less than USD 0.1 million (2009: USD 4.9 million) to an entity owned by Beltest Shipping Company Limited under a time charter agreement involving one product tanker. TORM has during the year served as commercial and technical manager for that product tanker for which TORM has received commissions and fees of USD 0.2 million (2009: 0.0 million).

Jesper Jarlbæk, member of the Board of Directors, is Chairman of the Board of Directors in Basico Consulting A/S. TORM has used Basico Consulting A/S for consulting services in 2010 amounting to USD 0.3 million (2009: USD 0.4 million) based upon the amount of time spent by the firm.

Angelos Papoulias, member of the Board of Directors, is director of Investments & Finance Ltd. TORM has used Investments & Finance Ltd. for consulting services in 2010 amounting to USD 0.2 million (2009: USD 0.1 million) based upon the amount of time spent by the firm.

There have been no other transactions with such parties during the financial year.

Management remuneration is disclosed in note 4.

No single person is deemed to control the Group or the Parent Company.

NOTE 28

NON-CURRENT ASSETS HELD FOR SALE

At year-end 2010, the Company had not entered into any contracts regarding sale of vessels, which qualifies for a classification as assets held for sale.

At year-end 2009, the Company had entered into contracts concerning the sale of two Panamax dry bulk vessels. The vessels were delivered in the first quarter of 2010.

NOTES

NOTE 29

ENTITIES IN THE GROUP

Parent Company:

TORM A/S		Denmark

Investments in subsidiaries*):

Entity	Ownership	Country
TORM Singapore (Pte) Ltd.	100%	Singapore
TORM Norge AS	100%	Norway
TORM USA LLC	100%	Delaware
Long Range 1 A/S	100%	Denmark
Medium Range A/S	100%	Denmark
LR1 Management K/S	100%	Denmark
MR Management K/S	100%	Denmark
TT Shipowning K/S	100%	Denmark
Torghatten & TORM Shipowning ApS	100%	Denmark
Ruby Shipping LLC	100%	Marshall Islands
Ganges Shipping LLC	100%	Marshall Islands
Tiber Shipping LLC	100%	Marshall Islands
OMI Marine Service Ltd.	100%	Delaware
OMI Holding Ltd.	100%	Mauritius
TORM Shipping India Private Limited	100%	India
OMI Crewing Service Ltd.	100%	Bermuda

Investments in legal entities included as jointly controlled entities*):

Entity	Ownership	Country
Long Range 2 A/S	50%	Denmark
LR2 Management K/S	50%	Denmark
UT Shipowning K/S	50%	Denmark
Ugland & TORM Shipowning ApS	50%	Denmark
FR8 Holdings Pte Ltd.	50%	Singapore
TORM SHIPPING (PHILS.), INC.	25%	Philippines

*) Companies with activities in the financial year.

Furthermore, TORM participates in a number of joint ventures, primarily The MR Pool, The LR1 Pool and The LR2 Pool, which are not legal entities. The investments in these joint ventures are included as investments in jointly controlled operations.

The following represents income and expenses and summarised balance sheet data for jointly controlled entities.

USD million	2010	2009
Total income	40.8	70.8
Total expenses	-52.3	-73.1
Net profit for the year	-11.5	-2.3
Non-current assets	144.3	219.2
Current assets	40.1	50.2
Non-current liabilities	90.4	122.9
Current liabilities	21.1	23.5

NEWBUILDING CONTRACTS AND PURCHASE OPTIONS ON VESSELS IN JOINTLY CONTROLLED ENTITIES

At 31 December 2010, no purchase options on vessels were exercised (2009: no purchase options) in jointly controlled entities. TORM's share of the total outstanding contractual commitment for the exercised purchase options on vessels amounts to USD 0 million (2009: USD 13 million) as at 31 December 2010.

NOTES

NOTE 30

	2010	2009
EARNINGS/LOSS PER SHARE		
Net profit/loss for the year (USD million)	-135.3	-17.4
Million shares		
Average number of shares	72.8	72.8
Average number of treasury shares	-3.5	-3.6
Average number of shares outstanding	69.3	69.2
Dilutive effect of outstanding share options	0.0	0.0
Average number of shares outstanding incl. dilutive effect of share options	69.3	69.2
Earnings/loss per share (USD)	-2.0	-0.3
Diluted earnings/loss per share (USD)	-2.0	-0.3

When calculating diluted earnings per share for 2010, 3,787,429 share options (2009: 3,251,982 share options) have been omitted as they are out-of-the-money, but potentially the share options might dilute earnings per share in the future.

NOTES

NOTE 31

DISTRIBUTION OF NET PROFIT/(LOSS) FOR THE YEAR INCL. PROPOSED DIVIDEND

USD million	2010	2009
Proposed distribution of net profit/loss for the year in the Parent Company, TORM A/S:		
Proposed dividends	0.0	0.0
Retained profit or loss	-127.0	-35.6
Net profit/loss for the year	-127.0	-35.6
Total equity of Parent Company, TORM A/S:		
Common shares	61.1	61.1
Treasury shares	-17.9	-18.1
Revaluation reserves	-2.5	-2.2
Retained profits	817.9	942.4
Proposed dividends	0.0	0.0
Hedging reserves	-0.3	-3.3
Translation reserves	5.9	5.9
Total equity	864.2	985.8
Proposed dividend per share (USD)	0.0	0.0
Dividend per share paid (USD)	0.0	0.7

NOTE 32

CASH FLOWS

USD million	2010	2009
Reversal of other non-cash movements:		
Amortisation of acquired assets and liabilities	-5.9	-12.9
Share-based payment	2.7	7.0
Adjustmens on derivative financial instruments	-5.1	6.8
Exchange rate adjustments	0.3	0.4
Other adjustments	0.0	0.0
	-8.0	1.3

USD million	2010	2009
Change in bunkers, receivables and payables		
Change in bunkers	-17.6	-8.3
Change in receivables	-42.0	113.3
Change in prepayments	-7.0	0.3
Change in trade payables and other liabilities	10.3	-121.3
Fair value changes of derivative financial instruments	11.6	29.8
Other non cash movements included in current assets and liabilities	1.5	-19.1
	-43.2	-5.3

STATEMENT BY MANAGEMENT ON THE ANNUAL REPORT

We have today presented the annual report of TORM A/S for the financial year 1 January - 31 December 2010.

The annual report is prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group's and the Parent's financial position at 31 December 2010 as well as of their financial performance and their cash flows for the financial year 1 January - 31 December 2010.

We also believe that the management report contains a fair review of the development and performance of the Group's and the Parent's business and of their financial position as a whole, together with a description of the principal risks and uncertainties that they face.

We recommend the annual report for adoption at the Annual General Meeting.

Copenhagen, 10 March 2011

BOARD OF DIRECTORS:

Niels Erik Nielsen,
Chairman

Christian Frigast,
Deputy Chairman

Peter Abildgaard

Lennart Arrias

Margrethe Bligaard Thomasen

Bo Jagd

Gabriel Panayotides

Angelos Papoulias

Jesper Jarlbæk

Stefanos-Niko Zouvelos

EXECUTIVE MANAGEMENT:

Jacob Meldgaard,
CEO

Roland M. Andersen,
CFO

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF TORM A/S

We have audited the consolidated financial statements and financial statements of TORM A/S for the financial year 1 January - 31 December 2010, which comprise the income statement, balance sheet, statement of changes in equity, cash flow statement and notes, including the accounting policies for the Group as well as the Parent, and the management report. The consolidated financial statements and financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for listed companies. The management report has been prepared in accordance with the Danish Financial Statements Act.

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS, FINANCIAL STATEMENTS AND MANAGEMENT REPORT

Management is responsible for the preparation and fair presentation of consolidated financial statements and financial statements in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for listed companies and for the preparation of a management report that contains a fair review in accordance with the Danish Financial Statements Act. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and presentation of consolidated financial statements, financial statements and a management report that are free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY AND BASIS OF OPINION

Our responsibility is to express an opinion on these consolidated financial statements and financial statements and this management report based on our audit. We conducted our audit in accordance with Danish and International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements, financial statements and management report are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements, financial statements and management report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, financial statements and management report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of consolidated financial statements and financial statements and to the fair review of a management report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements, financial statements and management report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

OPINION

In our opinion, the consolidated financial statements and financial statements give a true and fair view of the Group's and the Parent's financial position at 31 December 2010, and of their financial performance and their cash flows for the financial year 1 January - 31 December 2010 in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for listed companies and the management report provides a fair review in accordance with the Danish Financial Statements Act.

Copenhagen, 10 March 2011

DELOITTE
Statsautoriseret Revisionsaktieselskab

Anders Dons
State Authorised
Public Accountant

Henrik Kjelgaard
State Authorised
Public Accountant

PARENT COMPANY 2010

1 JANUARY - 31 DECEMBER

INCOME STATEMENT

USD '000	Note	2010	2009
Revenue		820,785	782,447
Port expenses, bunkers and commissions		-294,668	-218,753
Freight and bunkers derivatives		3,339	-11,952
Time charter equivalent earnings		529,456	551,742
Charter hire		-255,522	-234,592
Operating expenses	2	-134,911	-146,568
Gross profit (net earnings from shipping activities)		139,023	170,582
Net profit/(loss) from sale of vessels		-16,300	28,146
Administrative expenses	2,3	-66,906	-63,431
Other operating income		1,685	8,147
EBITDA		57,502	143,444
Depreciation and impairment losses	6	-120,586	-110,470
Operating profit (EBIT)		-63,084	32,974
Financial income	7	62,224	16,331
Financial expenses	7	-126,829	-87,152
Profit/(loss) before tax		-127,689	-37,847
Tax expenses	10	675	2,254
Net profit/(loss) for the year		-127,014	-35,593

Allocation of profit/(loss) for the year
The Board of Directors recommends that the net profit/(loss) for the year of USD -127 million is allocated as follows:

Proposed dividend USD 0.0 per share of DKK 5 (2009: USD 0.0)	0
Retained profit	-127,014
	-127,014

The accompanying notes are an integrated part of these financial statements.

1 JANUARY - 31 DECEMBER

STATEMENT OF COMPREHENSIVE INCOME

USD '000	2010	2009
Net profit/(loss) for the year	-127,014	-35,593
Other comprehensive income:		
Fair value adjustment on hedge instruments	-3,426	26,455
Fair value adjustment on hedge instruments transferred to income statement	6,342	4,050
Fair value adjustment on other investments available for sale	-229	1,545
Transfer to profit or loss on sale of available for sale investments	0	-3,681
Other comprehensive income after tax	2,687	28,369
Total comprehensive income for the year	-124,327	-7,224

The accompanying notes are an integrated part of these financial statements.

AT 31 DECEMBER

BALANCE SHEET

USD '000	Note	2010	2009
ASSETS			
NON-CURRENT ASSETS			
Intangible assets			
Goodwill		89,184	0
Total intangible assets	5	89,184	0
Tangible fixed assets			
Land and buildings		2,019	2,062
Vessels and capitalised dry-docking	13	2,198,597	2,063,279
Prepayments on vessels		170,293	219,897
Other plant and operating equipment		7,679	8,945
Total tangible fixed assets	6	2,378,588	2,294,183
Financial assets			
Investment in subsidiaries	4	26,009	75,491
Loans to subsidiaries		21,664	217
Investments in jointly controlled entities	4	67,611	117,505
Loans to jointly controlled entities		10,298	38,766
Other investments	4	2,960	3,190
Other financial assets		6,000	8,500
Total financial assets		134,542	243,669
TOTAL NON-CURRENT ASSETS		2,602,314	2,537,852
CURRENT ASSETS			
Bunkers		39,388	23,195
Freight receivables	8	102,730	57,176
Other receivables	9	11,515	32,184
Other financial assets		0	400
Prepayments		20,307	14,479
Cash and cash equivalents		27,685	36,226
TOTAL CURRENT ASSETS		201,625	163,660
TOTAL ASSETS		2,803,939	2,701,512

The accompanying notes are an integrated part of these financial statements.

AT 31 DECEMBER

BALANCE SHEET

USD '000	Note	2010	2009
EQUITY AND LIABILITIES			
EQUITY			
Common shares		61,098	61,098
Treasury shares		-17,883	-18,118
Revaluation reserves		-2,471	-2,242
Retained profit		817,857	942,428
Proposed dividend		0	0
Hedging reserves		-342	-3,258
Translation reserves		5,896	5,896
TOTAL EQUITY		864,155	985,804
LIABILITIES			
NON-CURRENT LIABILITIES			
Deferred tax liability	10	54,358	54,977
Mortgage debt and bank loans	11,13	1,526,435	1,405,746
Finance lease liabilities	16	27,709	28,052
Acquired liabilities related to options on vessels		0	1,885
Acquired time charter contracts		0	61
TOTAL NON-CURRENT LIABILITIES		1,608,502	1,490,721
CURRENT LIABILITIES			
Mortgage debt and bank loans	11,13	185,501	118,246
Finance lease liabilities	16	1,415	1,248
Loans from subsidiaries		32,910	0
Trade payables		44,500	24,557
Current tax liabilities		1,742	5,126
Other liabilities	12	63,329	70,510
Acquired liabilities related to options on vessels		1,885	1,801
Acquired time charter contracts		0	3,499
TOTAL CURRENT LIABILITIES		331,282	224,987
TOTAL LIABILITIES		1,939,784	1,715,708
TOTAL EQUITY AND LIABILITIES		2,803,939	2,701,512

	Note
Accounting policies	1
Collateral security	13
Guarantee and contingent liabilities	14
Contractual liabilities	15
Finance lease liabilities - as lessee	16
Derivative financial instruments	17
Financial instruments	18
Related party transactions	19
Cash flows	20

The accompanying notes are an integrated part of these financial statements.

STATEMENT OF CHANGES IN EQUITY

USD million	Common shares	Treasury shares *)	Retained profit	Proposed dividends	Revaluation reserves	Hedging reserves	Translation reserves	Total
EQUITY								
Balance at 1 January 2009	61.1	-18.1	965.0	55.1	-0.1	-33.8	5.9	1,035.1
Changes in equity 2009:								
Dividends paid				-51.2				-51.2
Dividends paid on treasury shares			2.5					2.5
Disposal of treasury shares, cost								0.0
Gain/loss from disposal of treasury shares								0.0
Exchange rate adjustment on dividends paid			3.9	-3.9				0.0
Share-based compensation			6.6					6.6
Proposed dividends for the financial year								0.0
Total comprehensive income for the year			-35.6		-2.1	30.5		-7.2
Total changes in equity 2009	0.0	0.0	-22.6	-55.1	-2.1	30.5	0.0	-49.3
Equity at 31 December 2009	61.1	-18.1	942.4	0.0	-2.2	-3.3	5.9	985.8
Changes in equity 2010:								
Disposal of treasury shares, cost		0.2						0.2
Loss from disposal of treasury shares			-0.2					-0.2
Exchange rate adjustment on dividends paid								0.0
Share-based compensation			2.7					2.7
Proposed dividends for the financial year								0.0
Total comprehensive income for the year			-127.0		-0.2	2.9		-124.3
Total changes in equity 2010	0.0	0.2	-124.5	0.0	-0.2	2.9	0.0	-121.6
Equity at 31 December 2010	61.1	-17.9	817.9	0.0	-2.4	-0.4	5.9	864.2

*) Please refer to note 14 in the consolidated financial statements for further information on treasury shares.

CASH FLOW STATEMENT

USD '000	Note	2010	2009
CASH FLOW FROM OPERATING ACTIVITIES			
Operating profit		-63,084	32,974
Adjustments:			
Reversal of net profit/(loss) from sale of vessels		16,300	-28,146
Reversal of depreciation and impairment losses		120,586	110,470
Reversal of other non-cash movements	20	-8,224	863
Dividends received		3,464	5,725
Interest received and exchange rate gains		296	13,121
Interest paid and exchange rate losses		-67,227	-58,572
Income taxes paid/repaid		-3,340	-2,291
Change in bunkers, accounts receivables and payables	20	-28,057	-3,501
Net cash flow from operating activities		-29,286	70,643
CASH FLOW FROM INVESTING ACTIVITIES			
Investment in tangible fixed assets		-195,810	-206,010
Investment in equity interests and securities		-23	-21
Sale of equity interests and securities		0	4,747
Loans and repayment of loans to subsidiaries and jointly controlled entities		33,820	7,761
Sale of options on vessels		0	23,064
Sale of non-current assets		120	21,751
Net cash flow from investing activities		-161,893	-148,708
CASH FLOW FROM FINANCING ACTIVITIES			
Borrowing, mortgage debt		317,096	280,487
Repayment/redemption, mortgage debt		-129,152	-206,730
Repayment/redemption, finance lease liabilities		-5,306	-1,635
Dividends paid		0	-48,720
Cash flow from financing activities		182,638	23,402
Net cash flow from operating, investing and financing activities		-8,541	-54,663
Cash and cash equivalents, at 1 January		36,226	90,889
Cash and cash equivalents, at 31 December		27,685	36,226
Of which used as colleteral		0	0
		27,685	36,226

The accompanying notes are an integrated part of these financial statements.

NOTES

NOTE 1

SUPPLEMENTARY ACCOUNTING POLICIES FOR THE PARENT COMPANY
In addition to the accounting policies for the Group as presented in Note 1 in the consolidated financial statement, the Parent Company, TORM A/S, applies the following supplementary accounting policies.

Foreign currencies
Exchange rate gains or losses on intercompany balances with foreign subsidiaries, which are considered a part of the investment in the entity, are recognised directly in equity.

Investment in subsidiaries and jointly controlled entities
Investment in subsidiaries, associated companies and jointly controlled entities are recognised and measured in the financial statement of the Parent Company at cost and classified as non-current assets. Dividends are recognised under financial income.

NOTES

NOTE 2

USD million	2010	2009
STAFF COSTS		
Total staff costs		
Staff costs included in operating expenses	20.9	22.0
Staff costs included in administrative expenses	42.4	36.4
	63.3	58.4
Staff costs comprise the following:		
Wages and salaries	56.0	46.4
Share-based compensation	2.3	7.0
Pension costs	4.6	4.7
Other social security costs	0.4	0.3
	63.3	58.4

Employee information
The average number of staff in the Parent Company in the financial year was 396 (2009: 432).
The average number of employees is calculated as a full-time equivalent (FTE).
Management remuneration is disclosed in note 4 in the consolidated financial statements.

NOTE 3

USD million	2010	2009
Remuneration to the auditors appointed at the Annual General Meeting in the Parent Company		
Deloitte		
Audit fees	0.4	0.4
Audit related fees	0.3	0.1
Tax fees	0.1	0.1
Fees for other services	0.3	0.2
	1.1	0.8

NOTES

NOTE 4

USD million	Investment in subsidiaries	Investment in jointly controlled entities	Total investments	Other investments
FINANCIAL ASSETS				
Cost:				
Balance at 1 January 2009	77.7	113.6	191.3	6.5
Additions	6.0	3.9	9.9	0.0
Disposals	-8.2	0.0	-8.2	-1.1
Balance at 31 December 2009	75.5	117.5	193.0	5.4
Value adjustment:				
Balance at 1 January 2009				-0.1
Exchange rate adjustment				0.2
Value adjustment for the year				1.4
Disposals				-3.7
Balance at 31 December 2009				-2.2
Carrying amount at 31 December 2009	75.5	117.5	193.0	3.2
Cost:				
Balance at 1 January 2010	75.5	117.5	193.0	5.4
Additions	5.3	0.0	5.3	0.0
Disposals	-54.8	-4.8	-59.6	0.0
Balance at 31 December 2010	26.0	112.7	138.7	5.4
Value adjustment:				
Balance at 1 January 2010				-2.2
Exchange rate adjustment				-0.2
Value adjustment for the year				0.0
Disposals				0.0
Impairment losses	0.0	45.1	45.1	0.0
Balance at 31 December 2010	0.0	45.1	45.1	-2.4
Carrying amount at 31 December 2010	26.0	67.6	93.6	3.0
Hereof listed				0.2
Hereof unlisted				2.8

Please refer to note 9 in the consolidated financial statement for information on impairment testing.

A list of companies in the Group is found in note 29 at page 98 in the annual report.

NOTES

NOTE 5

USD million	Goodwill	Total
INTANGIBLE ASSETS		
Cost:		
Balance at 1 January 2009	0.0	0.0
Additions	0.0	0.0
Disposals	0.0	0.0
Transferred to/from other items	0.0	0.0
Balance at 31 December 2009	0.0	0.0
Impairment losses:		
Balance at 1 January 2009	0.0	0.0
Disposals	0.0	0.0
Impairment losses for the year	0.0	0.0
Balance at 31 December 2009	0.0	0.0
Carrying amount at 31 December 2009	0.0	0.0
Cost:		
Balance at 1 January 2010	0.0	0.0
Additions	0.0	0.0
Disposals	0.0	0.0
Transferred to/from other items	89.2	89.2
Balance at 31 December 2010	89.2	89.2
Impairment losses:		
Balance at 1 January 2010	0.0	0.0
Disposals	0.0	0.0
Impairment losses for the year	0.0	0.0
Balance at 31 December 2010	0.0	0.0
Carrying amount at 31 December 2010	89.2	89.2

Please refer to note 9 in the consolidated financial statement for information on impairment testing.

In connection with the dissolvement of certain subsidiaries aquired as part of the acquisition of OMI, the related goodwill is transferred to the Parent Company.

NOTES

NOTE 6

USD million	Land and buildings	Vessels and capitalised dry-docking	Prepayments on vessels	Other plant and operating equipment	Total
TANGIBLE FIXED ASSETS					
Cost:					
Balance at 1 January 2009	2.3	2,160.5	222.1	14.9	2,399.8
Additions	0.0	89.3	140.5	6.2	236.0
Disposals	0.0	-18.3	0.0	-0.9	-19.2
Transferred to/from other items	0.0	142.7	-142.7	0.0	0.0
Balance at 31 December 2009	2.3	2,374.2	219.9	20.2	2,616.6
Depreciation and impairment losses:					
Balance at 1 January 2009	0.2	211.1	0.0	7.8	219.1
Disposals	0.0	-6.7	0.0	-0.5	-7.2
Depreciation for the year	0.0	106.5	0.0	4.0	110.5
Balance at 31 December 2009	0.2	310.9	0.0	11.3	322.4
Carrying amount at 31 December 2009	2.1	2,063.3	219.9	8.9	2,294.2
Of which finance leases	0.0	29.4	0.0	0.0	29.4
Of which financial expenses included in cost	0.0	2.2	0.8	0.0	3.0
Cost:					
Balance at 1 January 2010	2.3	2,374.2	219.9	20.2	2,616.6
Additions	0.0	65.8	155.0	2.6	223.4
Disposals	0.0	-9.3	0.0	-1.2	-10.5
Transferred to/from other items	0.0	188.3	-188.3	0.0	0.0
Balance at 31 December 2010	2.3	2,619.0	186.6	21.6	2,829.5
Depreciation and impairment losses:					
Balance at 1 January 2010	0.2	310.9	0.0	11.3	322.4
Disposals	0.0	-7.3	0.0	-1.1	-8.4
Depreciation for the year	0.1	116.8	0.0	3.7	120.6
Loss from sale of newbuildings	0.0	0.0	16.3	0.0	16.3
Balance at 31 December 2010	0.3	420.4	16.3	13.9	450.9
Carrying amount at 31 December 2010	2.0	2,198.6	170.3	7.7	2,378.6
Of which finance leases	0.0	27.7	0.0	0.0	27.7
Of which financial expenses included in cost	0.0	2.2	1.1	0.0	3.3

Included in the carrying amount for vessels and capitalised dry-docking are capitalised dry-docking costs in the amount of USD 30.7 million (2009: USD 31.2 million).

Please refer to note 9 in the consolidated financial statement for information on impairment testing.

Please refer to note 13 for information in relation to assets used for collateral security.

NOTES

NOTE 7

USD million	2010	2009
FINANCIAL ITEMS		
Financial income		
Interest income from cash and cash equivalents, etc.	0.9	0.9
Gain on other investments (available-for-sale)	0.0	3.7
Dividends	0.0	0.1
Dividends from subsidiaries	59.2	10.1
Fair value adjustments on derivative financial instruments	2.1	0.0
Exchange rate adjustments, including net gain/loss from forward exchange rate contracts	0.0	1.5
	62.2	16.3
Financial expenses		
Interest expense on mortgage and bank debt, including net gain/loss on interest-related derivatives	46.2	47.3
Fair value adjustments on derivative financial instruments	0.0	21.8
Exchange rate adjustments, including net gain/loss from forward exchange rate contracts	2.6	0.0
Impairment losses on jointly controlled entities	45.1	0.0
Write-down on financial fixed assets regarding liquidation of inactive subsidiaries and jointly controlled entities	27.2	17.7
Other financial expenses	6.0	0.7
Of which included in the cost of tangible fixed assets	-0.3	-0.4
	126.8	87.1
Total financial items	-64.6	-70.8

NOTE 8

FREIGHT RECEIVABLES

Analysis as at 31 December of freight receivables:

USD million	2010	2009
FREIGHT RECEIVABLES		
Neither past due nor impaired	53.5	28.0
Due < 30 days	20.4	19.3
Due between 30 and 180 days	23.2	4.2
Due > 180 days	5.6	5.7
	102.7	57.2

At 31 December 2010, freight receivables include receivables at a value of USD 0.2 million (2009: USD 0.1 million), that are individually determined to be impaired to a value of USD 0.0 million (2009: USD 0.0 million).

Movements in the provision for impairment of freight receivables during the year are as follows:

USD million	2010	2009
PROVISION FOR IMPAIRMENT OF FREIGHT RECEIVABLES		
Balance at 1 January	0.1	0.1
Provisions for the year	0.1	0.0
Provisions reversed during the year	0.0	0.0
Provisions utilised during the year	0.0	0.0
Balance at 31 December	0.2	0.1

Provision for impairment of freight receivables has been recognised in the income statement under Port expenses, bunkers and commissions. The provision is based on an individual assessment of each individual receivable.

NOTES

NOTE 9

USD million	2010	2009
OTHER RECEIVABLES		
Partners and commercial managements	1.2	0.4
Derivative financial instruments	2.4	2.7
Receivables in joint ventures	3.7	22.4
Tax receivables	0.5	0.9
Miscellaneous, including items related to shipping activities	3.7	5.8
	11.5	32.2

NOTE 10

USD million	2010	2009
TAX		
Current tax for the year	-1.3	-2.8
Adjustments related to previous years	1.4	4.9
Adjustment of deferred tax	0.6	0.2
	0.7	2.3
Effective corporate tax rate	0.7%	6.0%

The Company participates in the tonnage tax scheme in Denmark. Participation in the tonnage tax scheme is binding until 31 December 2016.

Under the Danish tonnage tax scheme, the income and expenses from shipping activities are not subject to direct taxation. Instead the taxable income is calculated from:
- The net tonnage of the vessels used to generate the income from shipping activities
- A rate applicable to the specific net tonnage of the vessel, based on a sliding scale
- The number of days the vessels are used during the year

The Company expects to participate in the tonnage tax scheme after the binding period and at a minimum to maintain its current investing and activity level.

The difference between the effective corporate tax rate of 0.5% (2009: 6.0%) and the corporation tax rate in Denmark of 25% (2009: 25%) primarily relates to the tonnage tax scheme.

Payment of dividends to the shareholders of TORM A/S has no taxable consequences for TORM A/S.

USD million	2010	2009
DEFERRED TAX		
Deferred tax at 1 January	55.0	55.2
Deferred tax for the year	-0.6	-0.2
Deferred tax at 31 December	54.4	55.0

Essentially all deferred tax relates to vessels included in the transition account under the tonnage tax scheme.

NOTES

NOTE 11

USD million	2010	2009
MORTGAGE DEBT AND BANK LOANS		
To be repaid as follows:		
Falling due within one year	185.5	118.2
Total current	185.5	118.2
Falling due between one and two years	181.8	161.7
Falling due between two and three years	727.3	156.8
Falling due between three and four years	171.4	622.2
Falling due between four and five years	72.9	156.1
Falling due after five years	373.0	309.0
Total non-current	1,526.4	1,405.8
Total	1,711.9	1,524.0

The presented amounts to be repaid are adjusted by directly related costs arising from the issuing of the loans by USD 8.0 million (2009: USD 6.4 million), which are amortised over the term of the loans.

EFFECTIVE INTEREST RATE AND FAIR VALUE OF MORTGAGE DEBT AND BANK LOANS

USD million	Maturity	Fixed/ floating	2010 Effective interest	2009 Effective interest	2010 Fair value	2009 Fair value
LOAN						
USD	2011	Fixed	4.4%	4.4%	47.7	51.9
USD	2012	Fixed	4.4%	4.4%	51.4	55.7
USD	2013	Fixed	4.4%	4.4%	29.0	31.3
USD	2013	Floating	2.1%	2.2%	750.0	690.8
USD	2014	Floating	1.4%	2.2%	179.1	199.3
USD	2015	Floating	4.7%	4.7%	42.3	46.8
USD	2016	Floating	1.9%	2.2%	488.1	454.6
USD	2018	Floating	3.5%	-	81.2	-
USD	2020	Floating	3.7%	-	51.1	-
Weighted average effective interest rate			2.3%	4.0%		
Fair value					1,719.9	1,530.4

The Parent Company has an early settlement option to repay the loans.

Part of the loans with floating interest rate have been swapped to fixed interest rate.

Certain of the TORM's loan agreements contain minimum requirements to the liquidity and solvency of the Company and other restrictions, which may limit TORM's ability to:
- Engage in mergers or acquisitions
- Change the management of the Company's vessels

As of 31 December 2010, TORM complies with these minimum requirements and covenants. Based on TORM's expected future cash flow, investment programmes, etc. TORM expects to comply with the requirements and covenants until the maturity of the loan agreements.

Please refer to the section 'Managing risk and exposure' and note 25 in the consolidated financial statements for further information on financial risks.

NOTES

NOTE 12

USD million	2010	2009
OTHER LIABILITIES		
Partners and commercial managements	2.7	0.4
Accrued operating expenses	5.2	9.2
Accrued interests	5.3	5.1
Wages and social expenses	21.5	18.3
Derivative financial instruments	19.9	34.8
Payables to joint ventures	0.6	0.0
Miscellaneous, including items related to shipping activities	8.1	2.7
	63.3	70.5

NOTE 13

USD million	2010	2009
COLLATERAL SECURITY FOR MORTGAGE DEBT AND BANK LOANS:		
Vessels	1,719.9	1,530.4
	1,719.9	1,530.4

The total carrying amount for vessels that have been provided as security amounts to USD 2,216 million (2009: USD 1,826 million).

NOTE 14

USD million	2010	2009
GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES		
Guarantees for bank loans in subsidiaries	297.5	261.7
Other guarantee liabilities	0.0	-0.0
Total guarantee and contingent liabilities	297.5	261.7

Other guarantees relate to guarantee liabilities to the Danish Shipowners' Association and amount to less than USD 0.1 million.

NOTES

NOTE 15

USD million	2010	2009
CONTRACTUAL LIABILITIES - AS LESSEE (operating lease)		
Charter hire for vessels on time charter (incl. vessels not delivered):		
Falling due within one year	312.6	240.0
Falling due between one and two years	281.7	227.2
Falling due between two and three years	234.9	220.0
Falling due between three and four years	207.1	195.7
Falling due between four and five years	138.3	147.5
Falling due after five years	158.7	207.4
	1,333.3	1,237.8
Average period until redelivery (year)	3.5	3.4

Leases have been entered into with a mutually non-cancelable lease period of up to eight years. Certain leases include an option to renew for one or two additional years at a time for up to three years and/or a purchase option. Exercise of the purchase option on the individual vessel is based on an individual assessment. Certain leases include a profit sharing element implying that the actual charter hire may be higher.

	2010	2009
Newbuilding instalments and exercised purchase options (purchase obligations):		
Falling due within one year	127.7	160.8
Falling due between one and two years	84.9	107.7
Falling due between two and three years	8.5	93.3
Falling due between three and four years	0.0	8.4
Falling due between four and five years	0.0	0.0
Falling due after five years	0.0	0.0
	221.1	370.2
Other operating leases:		
Falling due within one year	4.8	5.2
Falling due between one and two years	4.9	5.3
Falling due between two and three years	5.0	5.4
Falling due between three and four years	3.4	5.5
Falling due between four and five years	0.0	3.7
Falling due after five years	0.0	0.0
	18.1	25.1

Other operating leases primarily consist of contracts regarding office spaces, cars and apartments as well as IT-related contracts.

During the year, charter hire expenses have been recognised in the income statement by USD 255.5 million (2009: USD 234.6 million) of which USD 0.0. million (2009: USD -0.3 million) regards profit sharing elements. Other operating lease expenses have been recognised in the income statement by USD 4.2 million (2009: USD 4.2 million).

USD million	2010	2009
CONTRACTUAL LIABILITIES - AS LESSOR (operating lease)		
Charter hire income for vessels on time charter and bareboat charter (incl. vessels not delivered):		
Falling due within one year	102.7	230.0
Falling due between one and two years	28.3	71.1
Falling due between two and three years	5.7	17.2
Falling due between three and four years	2.8	5.8
Falling due between four and five years	0.0	2.8
Falling due after five years	0.0	0.0
	139.5	326.9
Average period until redelivery (year)	0.6	0.7

Charter hire income for vessels on time charter and bareboat charter is recognised under revenue.

NEWBUILDING CONTRACTS

As at 31 December 2010, TORM had contracted eight newbuildings (2009: 12 newbuildings) to be delivered during 2011 to 2013. For all eight vessels the total outstanding contractual commitment amounted to USD 221 million (2009: USD 370.2 million).

NOTES

NOTE 16

FINANCE LEASE LIABILITIES - AS LESSEE

Lease liabilities regarding finance lease assets:

USD million	Minimum lease payments	Interest element	Carrying amount
2010			
Falling due within one year	4.9	-3.5	1.4
Total current	4.9	-3.5	1.4
Falling due between one and five years	19.6	-11.7	7.9
Falling due after five years	23.6	-3.8	19.8
Total non-current	43.2	-15.5	27.7
Total	48.1	-19.0	29.1
Fair value			29.1
2009			
Falling due within one year	4.9	-3.6	1.3
Total current	4.9	-3.6	1.3
Falling due between one and five years	19.6	-12.7	6.9
Falling due after five years	27.3	-6.2	21.1
Total non-current	46.9	-18.9	28.0
Total	51.8	-22.5	29.3
Fair value			29.3

Finance lease relates to an MR product tanker chartered on bareboat for a period of eight years expiring no later than in 2017. The Company has an option to purchase the vessel at the end of the 5th, 6th and the 7th year of the charter period. At the expire of the charter period, the Company has an obligation to purchase the vessel.

NOTES

NOTE 17

DERIVATIVE FINANCIAL INSTRUMENTS

The table below shows the fair value of the derivative financial instruments:

USD million	Fair value at 31 Dec. 2010	Fair value at 31 Dec. 2009
Hedge accounting, cash flows:		
Derivative financial instruments regarding interest rate and currency exchange rate:		
Forward exchange rate contracts	-0.5	-0.6
Interest rate swaps	0.2	-2.7
Non hedge accounting:		
Derivative financial instruments regarding interest rate:		
Interest rate swaps	-18.3	-23.3
Derivative financial instruments regarding freight and bunkers:		
Bunker swaps	-0.2	-0.6
FFAs	0.0	-4.7
Derivative financial instruments regarding options on vessels:		
Right to share of gain on purchase options on vessels	6.0	8.9
Acquired liabilities related to options on vessels	-1.9	-3.7
	-14.7	-26.7
Hereof included in:		
Non-current assets		
Other financial assets	6.0	8.5
Current assets		
Other receivables	0.5	1.2
Other financial assets	0.0	0.4
Non-current liabilities		
Acquired liabilities related to options on vessels	0.0	-1.9
Current liabilities		
Other liabilities	-19.3	-33.1
Acquired liabilities related to options on vessels	-1.9	-1.8
	-14.7	-26.7

NOTE 17 - CONTINUED

The table below shows realised amounts as well as fair value adjustments regarding derivative financial instruments recognised in the income statement and equity in 2010 and 2009:

	Income statement				
USD million	Revenue	Port expenses, bunkers and commis-sions	Freight and bunkers derivatives	Financial items	Equity hedging reserves
Bunker swaps	-	-	-	-	-
FFAs	-	-	3.3	-	-
Forward rate contracts	-	-	-	-3.5	-
Interest rate swaps	-	-	-	-13.7	2.9
Currency options	-	-	-	-0.1	-
Acquired liabilities related to options on vessels	-	-	-	-	-
Right to share of gain on purchase options on vessels	-	-	-	-2.9	-
Total 2010	0.0	0.0	3.3	-20.2	2.9
Bunker swaps	-	-27.5	-2.0	-	44.0
FFAs	25.3	-	-9.9	-	-16.7
Forward rate contracts	-	-	-	2.8	-0.4
Interest rate swaps	-	-	-	-11.1	3.6
Currency options	-	-	-	2.4	-
Forward to buy shares	-	-	-	5.4	-
Right to share of gain on purchase options on vessels	-	-	-	-31.3	-
Total 2009	25.3	-27.5	-11.9	-31.8	30.5

Please refer to the section 'Managing risk and exposure' and note 25 in the consolidated financial statements for further information on commercial and financial risks.

The forward exchange rate contracts with a fair value of USD -0.5 million (2009: USD -0.6 million) are designated as hedge accounting to hedge a part of TORM's payments in 2011 regarding administrative and operating expenses denominated in DKK.

The interest rate swaps with a fair value of USD 0.2 million (2009: USD -2.7 million) are designated as hedge accounting to hedge a part of TORM's interest payments during the period 2011 to 2016.

The gains or losses on these contracts will be recognised in the income statement when realised together with the hedged items.

NOTES

NOTE 18

FINANCIAL INSTRUMENTS

USD million	2010	2009
CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN IAS 39:		
Loans and receivables		
Loans to subsidiaries	21.7	0.2
Loans to jointly controlled entities	10.3	38.8
Freight receivables	102.7	57.2
Other receivables	10.4	30.0
Cash and cash equivalents	27.7	36.2
	172.8	162.4
Available-for-sale assets		
Other investments	3.0	3.2
	3.0	3.2
Derivative financial instruments (assets)		
Other financial assets (held for trading)	6.0	8.9
Other receivables (held for trading)	0.3	1.2
Other receivables (hedge accounting)	0.2	0.0
	6.5	10.1
Financial liabilities measured at amortised cost		
Mortgage debt and bank loans	1,711.9	1,524.0
Finance lease liabilities	29.1	29.3
Loan from subsidiaries	32.9	0.0
Trade payables	44.5	24.6
Other liabilities	18.3	18.9
	1,836.7	1,596.8
Derivative financial instruments (liabilities)		
Acquired liabilities related to options on vessels (held for trading)	1.9	3.7
Other liabilities (held for trading)	18.8	29.8
Other liabilities (hedge accounting)	0.5	3.3
	21.2	36.8

The fair value of the financial assets and liabilities above equals the carrying amount except for mortgage debt and bank loans for which the fair value can be found in note 11.

Other financial assets consist of TORM's rights to a share of the gain on purchase options on vessels, which were acquired as part of OMI.
The options have been measured using a Monte Carlo simulation model where the key input consists of the expected volatility on the vessel prices and the estimated vessel prices today for all vessel ages. The volatility on vessel prices is based on the long-term volatility of five-year-old vessels and is estimated to 15% (2009: 15%), and vessel prices are based on broker valuations at year-end.

FAIR VALUE HIERARCHY FOR FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET

The table on the next page shows the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2 fair value measurements are those derived from input other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)
- Level 3 fair value measurements are those derived from valuation techniques that include input for the asset or liability that are not based on observable market data (unobservable input)

NOTES

NOTE 18 – CONTINUED

USD million	2010 Quoted prices (Level 1)	Observ-able input (Level 2)	Unobser-vable input (Level 3)	Total
Available-for-sale financial assets:				
Other investments	0.2	-	2.8	3.0
Derivative financial instruments (assets):				
Other financial assets (held for trading)	-	6.0	-	6.0
Other receivables (held for trading)	-	0.3	-	0.3
Other receivables (hedge accounting)	-	0.2	-	0.2
Total financial assets	0.2	6.5	2.8	9.5
Derivative financial instruments (liabilities):				
Acquired liabilities related to options on vessels (held for trading)	-	1.9	-	1.9
Other liabilities (held for trading)	-	18.8	-	18.8
Other liabilities (hedge accounting)	-	0.5	-	0.5
Total financial liabilities	0.0	21.2	0.0	21.2

USD million	2009 Quoted prices (Level 1)	Observ-able input (Level 2)	Unobser-vable input (Level 3)	Total
Available-for-sale financial assets:				
Other investments	0.2	-	3.0	3.2
Derivative financial instruments (assets):				
Other financial assets (held for trading)	-	8.9	-	8.9
Other receivables (held for trading)	-	1.2	-	1.2
Other receivables (hedge accounting)	-	-	-	0.0
Total financial assets	0.2	10.1	3.0	13.3
Derivative financial instruments (liabilities):				
Acquired liabilities related to options on vessels (held for trading)	-	3.7	-	3.7
Other liabilities (held for trading)	-	29.8	-	29.8
Other liabilities (hedge accounting)	-	3.3	-	3.3
Total financial liabilities	0.0	36.8	0.0	36.8

There were no transfers between Level 1 and 2 in 2010 and 2009.

RECONCILIATION OF FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET BASED ON LEVEL 3

USD million	2010	2009
Other investments, Available-for-sale :		
Balance at 1 January	3.0	2.9
Gain/loss in the income statement	0.0	0.0
Gain/loss in other comprehensive income	-0.2	0.1
Purchase	0.0	0.0
Sale	0.0	0.0
Transfers to/from Level 3	0.0	0.0
Balance at 31 December	2.8	3.0
Gain/loss in the income statement for assets held at the end of the reporting period	0.0	0.0

NOTES

NOTE 19

RELATED PARTY TRANSACTIONS

Subsidiaries and jointly controlled entities are considered as related parties in relation to the parent company TORM A/S. In addition to the related parties disclosed in note 27 in the consolidated financial statements, the following transactions took place between TORM A/S and subsidiaries and jointly controlled entities during the year:

USD million	2010	2009
Services provided by TORM A/S	17.0	17.3
Assets sold by TORM A/S	0.0	16.5
Services provided by subsidiaries and jointly controlled entities	44.5	49.4
Assets sold by subidiaries and jointly controlled entities	0.0	44.3
	61.5	127.5

The services provided between the parties are all directly related to the Group's shipping activities.

NOTE 20

CASH FLOWS

USD million	2010	2009
Reversal of other non-cash movements:		
Amortisation of acquired assets and liabilities	-5.9	-12.5
Fair value adjustmens on derivative financial instruments	-5.1	6.8
Exchange rate adjustments	0.3	-0.2
Share-based payments	2.7	7.0
Other adjustments	-0.2	-0.2
	-8.2	0.9

USD million	2010	2009
Change in bunkers, accounts receivables and payables:		
Change in bunkers	-14.3	-7.3
Change in receivables	-29.7	88.1
Change in prepayments	-5.8	-1.8
Change in trade payables and other liabilities	8.7	-106.1
Fair value changes of derivative financial instruments	13.0	29.5
Other non cash movements included in current assets and liabilities	0.0	-5.9
	-28.1	-3.5



AT 31 DECEMBER 2010

FLEET OVERVIEW

Tankers		Ownership	Dwt	Built
LR2				
LR2	TORM HELENE	100%	99,999	1997
LR2	TORM KRISTINA	100%	105,001	1999
LR2	TORM GUDRUN	100%	101,122	2000
LR2	TORM INGEBORG	100%	99,999	2003
LR2	TORM VALBORG	100%	99,999	2003
LR2	TORM MARGRETHE	100%	109,672	2006
LR2	TORM MARIE	100%	109,672	2006
LR2	TORM MARGIT	100%	109,672	2007
LR2	TORM METTE	100%	109,672	2007
LR2	TORM MARINA	100%	109,672	2007
LR2	TORM MARIANNE	100%	110,000	2008
LR2	TORM MAREN	100%	110,000	2008
LR2	TORM MATHILDE	100%	110,000	2008
LR1				
LR1	TORM SARA	100%	72,718	2003
LR1	TORM ESTRID	100%	74,999	2004
LR1	TORM EMILIE	100%	74,999	2004
LR1	TORM ISMINI	100%	74,999	2004
LR1	TORM SIGNE	100%	72,718	2005
LR1	TORM SOFIA	100%	72,718	2005
LR1	TORM UGLAND 50/50% J/V	50%	74,999	2007
LR1	TORM VENTURE	100%	74,999	2007
MR				
MR	FAJA DE ORO II*	100%	44,999	1995
MR	POTRERO DEL LIANO II	100%	47,165	1999
MR	TORM GUNHILD	100%	44,999	1999
MR	TORM ANNE	100%	44,990	1999
MR	TORM NECHES	100%	47,052	2000
MR	TORM CLARA	100%	45,999	2000
MR	TORM CECILIE	100%	44,946	2001
MR	TORM AMAZON	100%	47,275	2002
MR	TORM SAN JACINTO	100%	47,038	2002
MR	TORM MARY	100%	45,990	2002
MR	TORM VITA	100%	45,940	2002
MR	TORM CAROLINE	100%	44,946	2002
MR	TORM GERTRUD	100%	45,940	2002
MR	TORM GERD	100%	45,940	2002
MR	TORM THYRA	100%	45,990	2003
MR	TORM FREYA	100%	45,990	2003
MR	TORM MOSELLE	100%	47,024	2003
MR	TORM ROSETTA	100%	47,015	2003
MR	TORM CAMILLA	100%	44,990	2003
MR	TORM CARINA	100%	44,990	2003
MR	TORM HORIZON	100%	46,955	2004
MR	TORM HELVIG	100%	44,990	2005
MR	TORM RAGNHILD	100%	44,990	2005
MR-Ice	TORM THAMES	100%	47,035	2005
MR	TORM KANSAS	100%	46,922	2006
MR	TORM REPUBLICAN	100%	46,893	2006
MR	TORM PLATTE	100%	46,920	2006
MR-Ice	TORM LAURA	100%	52,000	2008

Tankers		Ownership	Dwt	Built
MR-Ice	TORM LENE	100%	52,000	2008
MR-Ice	TORM LOTTE	100%	52,000	2009
MR-Ice	TORM LOUISE	100%	52,000	2009
MR-Ice	TORM LILLY	100%	52,000	2009
MR-ice	TORM LANA	100%	52,000	2009
MR	TORM ALICE	100%	50,500	2010
MR	TORM ASLAUG	100%	50,500	2010
MR	TORM ALEXANDRA	100%	50,500	2010
MR	TORM AGNETE	100%	50,500	2010
MR	TORM ALMENA	100%	50,500	2010
SR				
SR	TORM MADISON	100%	35,828	2000
SR	TORM TRINITY	100%	35,834	2000
SR	TORM RHONE	100%	35,751	2000
SR	TORM CHARENTE	100%	35,751	2001
SR-Ice	TORM OHIO	100%	37,274	2001
SR-Ice	TORM LOIRE	100%	37,106	2004
SR-Ice	TORM GARONNE	100%	37,178	2004
SR-Ice	TORM SAONE	100%	37,106	2004
SR-Ice	TORM FOX	100%	37,006	2005
SR-Ice	TORM TEVERE	100%	36,990	2005
SR-Ice	TORM GYDA	100%	37,000	2009

Bulk vessels		Ownership	Dwt	Built
Panamax				
–	TORM ANHOLT	100%	74,195	2004
–	TORM BORNHOLM	100%	75,912	2004

* This vessel has been sold and will be delivered to the new owner in the first quarter of 2011.

AT 31 DECEMBER 2010

NEWBUILDINGS

Tankers		Ownership	Dwt	Expected delivery
MR				
MR	TORM AGNES GSI 06131036	100%	50,500	2011
MR	TORM AMALIE GSI 06130043	100%	50,500	2011
MR	TORM ARAWA GSI 08130005	100%	52,300	2011
MR	TORM ANABEL GSI 08130006	100%	52,300	2011
MR	TORM ASTA GSI 08130007	100%	52,300	2012
MR	TORM ANDREA GSI 08130008	100%	52,300	2012

Bulk vessels		Ownership	Dwt	Expected delivery
Kamsarmax				
–	TORM KAREN**	100%	82,100	2011
–	TORM KATE**	100%	82,100	2011
–	TORM KAMMA	100%	82,100	2012
–	TORM KATRINE	100%	82,100	2013

** These two newbuildings have been sold and will be delivered to the new owners in the first quarter of 2011.

GLOSSARY

20-F: Annual report filed with the US Securities and Exchange Commission (SEC).

ADR: American Depository Receipt. Proof of ownership of (the equivalent) of one share. ADRs are used by foreign companies wishing to be admitted to listing on American stock exchanges.

ADS: American Depositary Shares. Shares registered with the SEC and kept in custody with a bank as security for the ADRs issued.

AFRAMAX: Vessels with a cargo carrying capacity of 80,000 – 100,000 dwt.

BAREBOAT: See B/B.

B/B: Bareboat. A form of charter arrangement where the charterer is responsible for all costs and risks in connection with the operation of the vessel.

BULK: Dry cargo – typically commodities such as coal, grain, iron ore, etc.

BUNKER: Fuel with which to run a vessel's engines.

CAPESIZE: Bulk carriers with a cargo carrying capacity of 120,000-200,000 dwt.

CLASSIFICATION SOCIETY: Independent organisation, which ensures through verification of design, construction, building process and operation of vessels that the vessels at all times meet a long list of requirements to seaworthiness, etc. If the vessels do not meet these requirements, insuring and mortgaging the vessel will typically not be possible.

COA: Contract of Affreightment. A contract that involves a number of consecutive cargoes at previously agreed freight rates.

COATING: The internal coatings applied to the tanks of a product tanker enabling the vessel to load refined oil products.

DEMURRAGE: A charge against the charterer of a vessel for delaying the vessel beyond the allowed free time. The demurrage rate will typically be at a level equal to the earnings in USD/day for the voyage.

DKK: Danish kroner.

DRY CARGO: See Bulk.

DWT: Deadweight tonnes. The cargo carrying capacity of a vessel.

FFA: Forward Freight Agreement. A financial derivative instrument enabling freight to be hedged forward at a fixed price.

GAAP: Generally Accepted Accounting Principles.

HANDYMAX: Bulk carriers with a cargo carrying capacity of 40-60,000 dwt.

HANDYSIZE: Bulk carriers with a cargo carrying capacity of 20-40,000 dwt.

IAS: International Accounting Standards.

IFRS: International Financial Reporting Standards.

IMO: International Maritime Organization.

LR1: Long Range 1. A specific class of product tankers with a cargo carrying capacity of 60,000 – 80,000 dwt.

LR2: Long Range 2. A specific class of product tankers with a cargo carrying capacity of 80,000 – 110,000 dwt.

MR: Medium Range. A specific class of product tankers with a cargo carrying capacity of 40,000 – 60,000 dwt.

OPEC: Organization of the Petroleum Exporting Countries.

PANAMAX: A vessel with a cargo carrying capacity of 60,000-80,000 dwt. The biggest vessel allowed to pass through the Panama Canal.

P&I CLUB: Protection & Indemnity Club.

POOL: A grouping of vessels of similar size and characteristics, owned by different owners, but commercially operated jointly. The pool manager is mandated to charter the vessels out for the maximum benefit of the pool as a whole. Earnings are equalised taking account of differences in vessel specifications, the number of days the vessels have been ready for charter, etc.

PRODUCT TANKER: A vessel suitable for carrying clean petroleum products such as gasoline, jet fuel and naphtha.

SEC: US Securities and Exchange Commission.

SR: Short Range. A specific class of product tankers with a cargo carrying capacity of 20,000 – 40,000 dwt.

T/C: Time charter. An agreement covering the chartering out of a vessel to an end user for a defined period of time, where the owner is responsible for crewing the vessel, but the charterer must pay port costs and bunker.

TCE: See T/C equivalent.

TIME CHARTER: See T/C.

T/C EQUIVALENT: The freight receivable after deducting port expenses, consumption of bunker and commissions.

UN: The United Nations.



TORM A/S
TUBORG HAVNEVEJ 18
DK-2900 HELLERUP
DENMARK
TEL.: +45 3917 9200
WWW.TORM.COM